Itaú

Banco Itaú Holding Financeira S.A.

Management Discussion and Analysis and Complete Financial Statements

Second Quarter of 2008

Contents

Executive Summary	03
Analysis of the Consolidated Net Income	12
- Managerial Financial Margin	13
- Results from Loan and Lease Losses	16
- Banking Service Fees and Banking Charge Revenues	17
- Non-Interest Expenses	18
- Tax Expenses for ISS, PIS and Cofins	20
Pro Forma Financial Statements by Segment	23
Pro Forma Financial Statements by Subsegment	26
Itaubanco - Branch Banking	28
Itaubanco - Credit Cards – Account Holders	29
Itaubanco - Insurance, Pension Plans and Capitalization	30
Itaubanco - Investment Funds and Managed Portfolio	34
Itaú BBA	35
Itaucred	36
Consolidated Balance Sheet	39
Balance Sheet by Currency	44
Value at Risk	47
Activities Abroad	48
Ownership Structure	50
Performance in the Stock Market	51
Report of Independent Accountants	52
Complete Financial Statements	**53**

The operations of FAI – Financeira Americanas Itaú are consolidated in the Itaucred segment in proportion to our 50% percentage holding in its capital.

The tables in this report show the figures in millions. Variations, however, are calculated in units.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products and prices, and changes in tax legislation).

Executive Summary
Second Quarter of 2008

Highlights - Managerial Criteria

R$ Million (except where indicated)

Statements of Income	2nd Q/08	1st Q/08	2nd Q/07	1st H/08	1st H/07
Net Income - Parent Company	2,041	2,043	2,115	4,084	4,016
Recurring Net Income	2,079	1,979	1,919	4,057	3,820
Managerial Financial Margin (1)	5,867	5,535	5,250	11,402	10,234
Income per Share (R$)					
Consolidated Net Income per share (2)	0.69	0.68	0.70	1.37	1.34
Consolidated Recurring Net Income per share (2)	0.70	0.66	0.64	1.36	1.27
Number of Outstanding Shares - in thousands (3)	2,965,266	2,970,651	3,001,948	2,965,266	3,001,948
Book Value per share (2)	10.23	9.85	8.84	10.23	8.84
Dividends/JCP net of taxes (4) (R$ Million)	612	613	520	1,225	1,091
Dividends/JCP net of taxes (4) per share	0.21	0.21	0.17	0.41	0.36
Market Capitalization (5) (R$ Million)	96,668	93,944	103,219	96,668	103,219
Market Capitalization (5) (US$ Million)	60,725	53,710	53,587	60,725	53,587
Performance Ratios (%)					
Return on Average Equity - Annualized (6)	27.4%	28.1%	32.8%	27.7%	32.1%
Recurring Return on Average Equity - Annualized (6)	27.9%	27.2%	29.8%	27.5%	30.5%
Return on Average Assets - Annualized (6)	2.4%	2.6%	3.3%	2.5%	3.3%
Recurring Return on Average Assets - Annualized (6)	2.5%	2.5%	3.0%	2.5%	3.2%
Solvency Ratio (BIS Ratio)	16.4%	16.6%	17.6%	16.4%	17.6%
Annualized Net Interest Margin (7)	10.4%	11.0%	11.3%	11.2%	13.9%
Nonperforming Loans Index (NPL) (8)	4.3%	4.3%	5.1%	4.3%	5.1%
Provision for Loan Losses/Nonperforming Loans	143%	149%	162%	143.4%	162.1%
Efficiency Ratio	43.9%	43.3%	45.8%	43.6%	44.9%

Balance Sheet		Jun 30, 08		Mar 31, 08		Jun 30, 07
Total Assets		343,870		327,624		255,418
Credit Operations	*134,879*		*125,660*		*95,548*	
Sureties, Endorsements and Guarantees	*13,194*	148,073	*12,031*	137,691	*9,274*	104,821
Total Deposits		83,496		78,445		68,194
Debentures Outstanding		60,272		50,025		36,862
Stockholders' Equity of Parent Company		30,341		29,267		26,546
Relevant Data						
Assets Under Management (AUM)		218,026		213,973		199,288
Employees (Individuals)		69,163		67,505		64,170
Active Customers (Million)		13.9		13.6		13.2
Products/Customer (Units)		5.1		5.1		5.1
Branches (Units)		2,812		2,782		2,678
CSBs (Units)		745		751		747
Automated Teller Machines (Units)		23,880		23,874		23,274
Taii Stores		736		738		839
FIC Self Service Kiosks		344		338		-

(1) Described on page 5.
(2) Calculated considering the weighted average number of shares outstanding.
(3) The number of shares outstanding was adjusted to reflect the stock split that occurred in October 2007 and in April 2008.
(4) JCP- interest on own capital. Amounts paid/provisioned (Note 15 - b.II to the Financial Statements).
(5) Calculated based on the average quotation of preferred shares on the last trading day in the period.
(6) Annualized Return was calculated by dividing Net Income of the parent company by the Average Stockholders' Equity of the parent company/Average Assets. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index.
(7) Does not include Treasury.
(8) The ratio of transactions more than 60 days overdue to the total loan portfolio.

Shares of Major Markets


30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Mar 31, 06
Jun 30,06
Sep 30, 06
Dec 31, 06
Mar 31, 07
Jun 30, 07
Sep 30, 07
Dec 31, 07
Mar 31, 08
Jun 30, 08
Asset Management
Automobile Finance
Credit Cards
Deposits
Insurance Premiums
Private Pension Plans

Note: The Deposits market share refers to March 2008.
The Automobile Finance market shares and Private Pension Plans refer to May 2008.
The Insurance Premiums market share includes VGBL and health insurance and refers to the period of June 2007 to May 2008.
Sources: Bacen, Susep, Anbid, Abel and Abecs.

Executive Summary
Second Quarter of 2008

Managerial Statement of Income

Banco Itaú Holding Financeira's consolidated net income for the second quarter of 2008 was impacted by the following non-recurring events: (i) setting up of a provision for losses arising from economic stabilization plans implemented during the 1980's; (ii) recognition of loss on the sale of Banco BCP shares by Banco BPI; (iii) gain on the disposal of VISA shares; (iv) gain arising from the merger and sale of shares of BM&F and Bovespa; and (v) amortization of goodwill paid on the acquisition of investments.

The table below shows the reconciliation of net income per books of R$ 2,041 million and recurring net income of R$ 2,079 million, disregarding the impacts associated with non-recurring events in the second quarter of 2008.

R$ Million

	2nd Q/08	1st Q/08	1st H/08	1st H/07
Net Income	2,041	2,043	4,084	4,016
Managerial Financial Margin	-	-	-	124
Escrow account Itaú BBA	-	-	-	124
Result from Loan Losses	-	-	-	400
Additional Provision for Loan Losses	-	-	-	400
Non-Interest Expenses	113	84	197	96
Amortization of goodwill (*)	18	-	18	96
Economic Plans provision	95	84	179	-
Equity in the Earnings of Associated Companies	89	-	89	-
Gain on BCP Bank shares from BPI	89	-	89	-
Non-Operating Results	(106)	(182)	(288)	(850)
Selling of interest in Serasa	-	-	-	(736)
Selling of Itaubank building	-	-	-	(114)
Gain on Sale of Mastercard shares	-	(83)	(83)	-
Gain on Sale of VISA shares	(42)	(99)	(141)	-
Gain on Sale of BM&F and Bovespa shares	(64)	-	(64)	-
Income Tax and Social Contribution	(27)	33	7	111
Tax effects on non-recurring events	(27)	33	7	111
Minority Interests	(31)	-	(31)	(77)
Non-Recurring Effects	38	(65)	(27)	(196)
Recurring Net Income	2,079	1,979	4,057	3,820

(*) This relates to goodwill paid on the acquisition of Banco BPI and Delle Holding shares in the second quarter of 2008, as well as the investment in Private Bank operations in Miami, in the first half of 2007.

Macroeconomic Indices

	Jun 30,08	Mar 31,08	Jun 30,07
EMBI Brazil Risk	241	259	160
CDI (In the Quarter)	2.7%	2.6%	2.9%
Dollar Exchange Rate (Var. in the Quarter)	-9.0%	-1.3%	-6.1%
Dollar Exchange Rate (Quotation in R$)	1.5919	1.7491	1.9262
IGP-M (In the Quarter)	4.3%	2.4%	0.3%
Savings (TR + 6% p.a.)	1.8%	1.7%	1.9%

Tax Effect of Hedge of Investments Abroad and Sovereign Bonds

R$ Million

	2nd Q/08	1st Q/08	Variation
Tax Effect of Hedge of Investments Abroad (*)	(621)	(48)	(573)
Tax Effect of Sovereign Bonds	76	65	11
Total	(545)	17	(561)

(*) As shown in the table on page 14.

Managerial Statement of Income

The Management Discussion and Analysis Report is based on the Managerial Statement of Income, which arises from reclassifications made in the accounting statement of income. Details of such reclassifications can be found in the reports for June 2005 to March 2006.

During the quarter, the real appreciated by 9.0% against the U.S. dollar, compared to a 1.3% appreciation in the first quarter of the year. The real appreciated by 9.2% against the Euro in the second quarter of 2008, compared to a 5.8% depreciation in the prior quarter.

Foreign exchange variation in the quarter, coupled with our exchange risk management policy for investments abroad – which takes into account the tax effects on such exposure to determine the amount of the liability position in exchange derivatives required to hedge these investments – led expenses associated with the tax effect of hedging investments abroad and sovereign securities to reach R$ 545 million in the second quarter of 2008, against incomes of R$ 17 million in the prior quarter.

Managerial Statement of Income

Managerial Adjustments Made:

Adjustment 1: Exclusion of Distribution of Exchange Variation from Investments Abroad.
Adjustment 2: Tax Effect of Hedge of Investments Abroad and Sovereign Bonds.

R$ Million

2nd Quarter/08	Banco Itaú Holding				
	Accounting	Non-reccuring effects	Managerial Adjustments		Managerial
			Adjustment 1	Adjustment 2	
Managerial Financial Margin	**6,350**	**-**	**61**	**(545)**	**5,867**
• Financial Margin with Customers	5,154	-	-	-	5,154
• Financial Margin with Market	1,196	-	61	(545)	713
Result from Loan Losses	**(1,623)**	**-**	**(39)**	**-**	**(1,662)**
Provision for Loan and Lease Losses	(1,919)	-	(39)	-	(1,958)
Recovery of Credits Written Off as Losses	296	-	-	-	296
Net Result from Financial Operations	**4,728**	**-**	**22**	**(545)**	**4,205**
Other Operating Income/(Expenses)	**(1,430)**	**202**	**77**	**71**	**(1,080)**
Banking fees and charge revenues	2,583	-	11	-	2,594
Result from Op. of Insurance, Pension Plans and Capitalization	368	-	-	-	368
Non-interest Expenses	(3,814)	113	(4)	-	(3,705)
Tax Expenses for ISS, PIS and Cofins	(564)	-	-	71	(493)
Equity in the Earnings of Associated Companies	(108)	89	74	-	55
Other Operating Income	105	-	(3)	-	102
Operating Income	**3,298**	**202**	**99**	**(474)**	**3,125**
Non-operating Income	109	(106)	3	-	6
Income before Tax and Profit Sharing	**3,407**	**95**	**102**	**(474)**	**3,131**
Income Tax and Social Contribution	**(1,202)**	**(27)**	(8)	474	**(762)**
Profit Sharing	**(224)**	**-**	-	-	**(224)**
Minority Interests	**60**	**(31)**	(94)	-	**(65)**
Net Income	**2,041**	**38**	**-**	**-**	**2,079**

R$ Million

1st Quarter/08	Banco Itaú Holding				
	Accounting	Non-reccuring effects	Managerial Adjustments		Managerial
			Adjustment 1	Adjustment 2	
Managerial Financial Margin	**5,527**	**-**	**(8)**	**17**	**5,535**
• Financial Margin with Customers	5,058	-	-	-	5,058
• Financial Margin with Market	469	-	(8)	17	478
Result from Loan Losses	**(1,598)**	**-**	**15**	**-**	**(1,583)**
Provision for Loan and Lease Losses	(1,845)	-	15	-	(1,830)
Recovery of Credits Written Off as Losses	247	-	-	-	247
Net Result from Financial Operations	**3,928**	**-**	**8**	**17**	**3,953**
Other Operating Income/(Expenses)	**(1,000)**	**84**	**(25)**	**6**	**(935)**
Banking fees and charge revenues	2,503	-	(2)	-	2,501
Result from Op. of Insurance, Pension Plans and Capitalization	318	-	-	-	318
Non-interest Expenses	(3,597)	84	29	-	(3,484)
Tax Expenses for ISS, PIS and Cofins	(466)	-	-	6	(460)
Equity in the Earnings of Associated Companies	87	-	(44)	-	43
Other Operating Income	155	-	(8)	-	147
Operating Income	**2,929**	**84**	**(18)**	**23**	**3,017**
Non-operating Income	180	(182)	(0)	-	(3)
Income before Tax and Profit Sharing	**3,108**	**(98)**	**(18)**	**23**	**3,014**
Income Tax and Social Contribution	**(763)**	**33**	**5**	**(23)**	**(747)**
Profit Sharing	**(215)**	-	-	-	**(215)**
Minority Interests	**(87)**	**-**	**13**	**-**	**(74)**
Net Income	**2,043**	**(65)**	**-**	**-**	**1,979**

Executive Summary
Second Quarter of 2008

Net Income and Annualized Return on Average Equity


Recurring ROE Annualized (%)
Recurring Net Income (R$ Million)
Net Income and ROE

Our consolidated net income for the second quarter of 2008 totaled R$ 2,041 million. During the period, the recurring consolidated net income amounted to R$ 2,079 million, or a 5.1% growth from the prior quarter. The parent company stockholders' equity reached R$ 30,341 million at June 30, 2008, giving rise to an annualized recurring return on average net equity of 27.9% in the period, corresponding to a 0.7 percentage point increase compared to the first quarter of the year.

Loan Portfolio (*)

R$ Billion


Foreign Currency
Local Currency

(*) Includes endorsements and sureties

R$ Million

	Jun 30,08	Mar 31,08	Jun 30,07	Variation (%) Jun/08-Mar/08	Variation (%) Jun/08-Jun/07
Individuals	62,276	57,907	45,035	7.5%	38.3%
Credit Card	11,076	10,463	8,867	5.9%	24.9%
Personal Loans	15,160	14,717	13,886	3.0%	9.2%
Vehicles	36,040	32,727	22,282	10.1%	61.7%
Businesses	69,308	62,616	46,885	10.7%	47.8%
Corporate	39,545	37,380	28,982	5.8%	36.4%
Micro, small and middle market	29,762	25,236	17,903	17.9%	66.2%
Directed Loans	7,232	6,771	5,711	6.8%	26.6%
Rural Loans	4,052	3,896	3,236	4.0%	25.2%
Mortgage Loans	3,180	2,875	2,476	10.6%	28.5%
Argentina/Chile/Uruguay	9,258	10,397	7,190	-11.0%	28.8%
Total	**148,073**	**137,691**	**104,821**	**7.5%**	**41.3%**

The loan and financing portfolio, including sureties and endorsements, totaled R$ 148,073 million in the second quarter of 2008, representing a 7.5% rise compared to the prior quarter. For the second consecutive quarter, loan and financing transactions with micro, small and mid-sized companies are to be highlighted, with a 17.9% increase quarter-on-quarter. As to transactions with individuals, vehicle financing and leasing maintained a significant expansion rate, posting a 10.1% increase compared to the prior quarter. Credit transactions carried out by our foreign units (Argentina, Chile and Uruguay) declined 11.0% quarter-on-quarter, primarily due to the significant impact of the 24.3% depreciation of the Chilean peso against the Real, which also affected the value of our portfolio in that country. Finally, the real estate loan portfolio increased by 10.6%, in line with our strategy of expanding this type of transaction.

Managerial Financial Margin

R$ Million


Customer Financial Margin
Market Financial Margin

Our managerial financial margin stood at R$ 5,867 million in the second quarter of 2008, growing by 6.0% compared to the prior quarter. The managerial financial margin on customer transactions increased by 1.9% quarter-on-quarter, to reach R$ 5,154 million. Aligned with our goals, the increased balance of loan and financing transactions was the driver of the higher margin on customer transactions. The managerial financial margin on market transactions grew 49.2% up from the prior quarter, essentially due to higher gains on fixed rate derivative instruments used in the management of interest rate risks and fixed rate positions.

Executive Summary
Second Quarter of 2008

Provision for Loan Losses and Credit Portfolio


R$ Million
1st Qtr/07
2nd Qtr/07
3rd Qtr/07
4th Qtr/07
1st Qtr/08
2nd Qtr/08
Recurring Expense
Provision Balance/ Credit Portfolio
Recurring Expense/ Credit Portfolio

In the second quarter of 2008, expenses for the provision for doubtful loans increased by 7.0% compared to the prior quarter, primarily due to the increased balance of our credit portfolio, which increased by 7.5% in the period. The ratio of the provision for doubtful loans to the total balance of the credit portfolio remained stable quarter-on-quarter. The nonperforming loan ratio remained unaltered from the prior quarter, at 4.3%. During the quarter, delinquency levels in the individual portfolio improved, decreasing by 0.4 percentage point compared to the prior quarter. With respect to the corporate portfolio, the delinquency level increased by 0.1 percentage point, as a result of the change in its mix arising from the expansion in the portfolio of micro, small and mid-sized companies.

NPL Ratio(*) - Individuals x Businesses (%)


Dec/06 Mar/07 Jun/07 Sep/07 Dec/07 Mar/08 Jun/08
Total
Individuals
Corporate

(*) Nonperforming Loans: Loan transactions overdue more than 60 days.

Banking fee revenues increased by 3.7% quarter-on-quarter. Revenues from brokerage services, securities placement and economic assistance grew during the period, on account of the higher volume of public offers of shares. On the other hand, revenues from credit transactions and collateral provided declined in the second quarter, as a result of the extinguishment of fees charged upon establishing a credit relationship, in compliance with instructions from the Brazilian Central Bank. With respect to current account services, revenues increased due to the expansion in the customer base and the appropriation of standing data renewal fees.

Banking fees and charge revenues


R$ Million
2,673

Non-interest Expenses


R$ Million
2,949
3,246
3,371
3,280
3,524
3,447
3,742
3,484
3,705

In the second quarter of the year, non-interest expenses were up 6.3% from the prior quarter. Personnel expenses were chiefly impacted by the 4.1% increase in the number of employees, which totaled 69,165 people. Other administrative expenses grew essentially because of a strong institutional advertising campaign in the period and increased expenses for external consultants. However, it should be stressed that the increase in non-interest expenses did not significantly impact the Bank efficiency ratio, which stood at 43.9% in the second quarter of 2008.

Efficiency Ratio (%) (*)



(*) The criteria for calculating the efficiency ratio are detailed on page 10.

Unrealized Profit/(Loss)


R$ Million
Parent Company
BPI Interest (Minority)

In the second quarter of 2008, unrealized net income/(loss) declined by R$ 250 million compared to the prior quarter, totaling R$ 6,283 million. The rise in the benchmark rate in the period adversely affected the marking to market of credit transactions and securities available for sale. Equity in the earnings of associated companies, on the other hand, gave rise to a net positive effect, as the reduction in the value of BM&F and Banco BPI financial instruments was offset by the appreciation of Bovespa and Redecard shares. The balance of the provision in excess of the minimum required to cover possible loan losses remained unaltered, totaling R$ 2,150 million. It should be noted that this provision is not considered in the determination of unrealized net income/(loss).

Consolidated Pro Forma Balance Sheet

R$ Million

ASSETS	Jun 30,08	Mar 31,08	Jun 30,07	Variation % Jun/08-Mar/08	Variation % Jun/08-Jun/07
Current and Long-Term Assets	**340,002**	**323,756**	**251,644**	**5.0%**	**35.1%**
Cash and Cash Equivalents	5,601	5,194	4,225	7.8%	32.6%
Short-Term Interbank Deposits	68,067	56,381	38,721	20.7%	75.8%
Securities and Derivative Instruments	71,309	72,404	62,041	-1.5%	14.9%
Interbank and Interbranch Accounts	20,788	20,566	16,905	1.1%	23.0%
Loans, Leasing Operations and Other Credits	134,879	125,660	95,548	7.3%	41.2%
(Allowance for Loan Losses)	(8,388)	(8,147)	(7,914)	3.0%	6.0%
Other Assets	47,746	51,697	42,120	-7.6%	13.4%
Foreign Exchange Portfolio	19,600	25,819	19,036	-24.1%	3.0%
Others	28,146	25,878	23,084	8.8%	21.9%
Permanent Assets	**3,868**	**3,869**	**3,773**	**0.0%**	**2.5%**
Investments	1,253	1,253	1,116	0.0%	12.3%
Fixed Assets	1,881	1,855	1,892	1.4%	-0.6%
Deferred Changes	734	760	765	-3.5%	-4.1%
TOTAL ASSETS	**343,870**	**327,624**	**255,418**	**5.0%**	**34.6%**

R$ Million

LIABILITIES	Jun 30,08	Mar 31,08	Jun 30,07	Variation % Jun/08-Mar/08	Variation % Jun/08-Jun/07
Current and Long-Term Liabilities	**311,343**	**296,066**	**226,765**	**5.2%**	**37.3%**
Deposits	83,496	78,445	68,194	6.4%	22.4%
Demand Deposits	19,120	19,847	19,224	-3.7%	-0.5%
Savings Accounts	28,881	28,388	24,075	1.7%	20.0%
Interbank Deposits	1,295	1,576	920	-17.8%	40.7%
Time Deposits	34,200	28,634	23,974	19.4%	42.7%
Funds Received under Securities Repurchase Agreements	96,220	85,692	49,950	12.3%	92.6%
Funds from Acceptances and Issue of Securities	7,741	7,177	7,899	7.8%	-2.0%
Interbank and Interbranch Accounts	6,594	6,372	4,091	3.5%	61.2%
Borrowings and On-lendings	17,857	18,962	13,170	-5.8%	35.6%
Financial Instruments and Derivatives	4,773	4,326	4,160	10.3%	14.7%
Technical Provisions for Insurance, Pension Plans and Cap.	26,637	25,133	21,510	6.0%	23.8%
Other Liabilities	68,026	69,959	57,791	-2.8%	17.7%
Foreign Exchange Portfolio	20,256	25,966	19,317	-22.0%	4.9%
Subordinated Debt	12,559	12,371	10,625	1.5%	18.2%
Others	35,211	31,621	27,850	11.4%	26.4%
Deferred Income	**71**	**74**	**74**	**-4.6%**	**-4.6%**
Minority Interest in subsidiaries	**2,115**	**2,218**	**2,033**	**-4.7%**	**4.0%**
Stockholders' Equity of Parent Company	**30,341**	**29,267**	**26,546**	**3.7%**	**14.3%**
TOTAL LIABILITIES	**343,870**	**327,624**	**255,418**	**5.0%**	**34.6%**
Deposits	83,496	78,445	68,194	6.4%	22.4%
Assets Under Management (AUM)	218,026	213,973	199,288	1.9%	9.4%
Total Deposits + Assets Under Management (AUM)	301,522	292,418	267,482	3.1%	12.7%

Consolidated Pro Forma Statement of Income

R$ Million

	2nd Q/08	1st Q/08	1st H/08	1st H/07	Variation 2nd Q/08-1st Q/08	%	1st H/08-1st H/07	%
Managerial Financial Margin	**5,867**	**5,535**	**11,402**	**10,234**	**331**	**6.0%**	**1,168**	**11.4%**
• Financial Margin with Customers	5,154	5,058	10,212	8,786	96	1.9%	1,426	16.2%
• Financial Margin with Market	713	478	1,190	1,448	235	49.2%	(258)	-17.8%
Result from Loan Losses	**(1,662)**	**(1,583)**	**(3,245)**	**(2,483)**	**(79)**	**5.0%**	**(762)**	**30.7%**
Provision for Loan and Lease Losses	(1,958)	(1,830)	(3,787)	(2,980)	(128)	7.0%	(807)	27.1%
Recovery of Credits Written Off as Losses	296	247	543	498	50	20.1%	45	9.1%
Net Result from Financial Operations	**4,205**	**3,953**	**8,157**	**7,751**	**252**	**6.4%**	**406**	**5.2%**
Other Operating Income/(Expenses)	**(1,080)**	**(935)**	**(2,015)**	**(1,797)**	**(145)**	**15.5%**	**(218)**	**12.1%**
Banking fees and charge revenues	2,594	2,501	5,095	4,971	93	3.7%	124	2.5%
Result from Operations of Insurance, Pension Plans and Cap.	368	318	686	601	49	15.4%	85	14.1%
Non-interest Expenses	(3,705)	(3,484)	(7,189)	(6,804)	(221)	6.3%	(385)	5.7%
Tax Expenses for ISS, PIS and Cofins	(493)	(460)	(954)	(919)	(33)	7.2%	(35)	3.8%
Equity in the Earnings of Associated Companies	55	43	98	102	11	26.5%	(4)	-3.8%
Other Operating Income	102	147	249	252	(45)	-30.4%	(4)	-1.5%
Operating Income	**3,125**	**3,017**	**6,142**	**5,954**	**108**	**3.6%**	**188**	**3.2%**
Non-operating Income	6	(3)	3	23	9	-	(20)	-85.6%
Income before Tax and Profit Sharing	**3,131**	**3,014**	**6,146**	**5,977**	**117**	**3.9%**	**168**	**2.8%**
Income Tax and Social Contribution	**(762)**	**(747)**	**(1,509)**	**(1,789)**	**(15)**	**2.1%**	**279**	**-15.6%**
Profit Sharing	**(224)**	**(215)**	**(439)**	**(295)**	**(10)**	**4.5%**	**(144)**	**48.9%**
Minority Interests	**(65)**	**(74)**	**(139)**	**(73)**	**9**	**-11.5%**	**(66)**	**90.0%**
Recurring Net Income	**2,079**	**1,979**	**4,057**	**3,820**	**100**	**5.1%**	**237**	**6.2%**
Number of shares outstanding - in thousands (*)	2,965,266	2,970,651	2,965,266	3,001,948				
Book value per share - R$ (*)	10.23	9.85	10.23	8.84			1.39	15.7%
Net Income per share - R$ (*)	0.70	0.66	1.36	1.27			0.09	7.2%

(*) Adjusted to reflect the stock splits in Apr/08 and Oct./07.

Pro Forma Statement of Income by Segment

R$ Million

2nd Quarter/08	Banco Itaú Holding Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Managerial Financial Margin	3,540	722	1,421	181	5,867
• Financial Margin with Customers	3,077	472	1,421	181	5,154
• Financial Margin with Market	463	250	-	-	713
Result from Loan Losses	(1,017)	(23)	(621)	-	(1,662)
Provision for Loan and Lease Losses	(1,194)	(36)	(728)	-	(1,958)
Recovery of Credits Written Off as Losses	177	12	107	-	296
Net Result from Financial Operations	2,523	699	800	181	4,205
Other Operating Income (Expenses)	(691)	(78)	(325)	16	(1,080)
Banking fees and charge revenues	1,993	191	397	-	2,594
Operating Result of Insurance, Pension Plans and Capitalization	352	(0)	16	-	368
Non-interest Expenses	(2,835)	(218)	(632)	(15)	(3,705)
Tax Expenses for ISS, PIS and Cofins	(316)	(41)	(123)	(13)	(493)
Equity in the Earnings of Associated Companies	-	8	-	47	55
Other Operating Income	115	(17)	17	(3)	102
Operating Income	1,832	621	474	197	3,125
Non-operating Income	0	1	0	5	6
Income Before Tax and Profit Sharing	1,832	622	474	202	3,131
Income Tax and Social Contribution	(462)	(141)	(139)	(21)	(762)
Profit Sharing	(145)	(66)	(13)	-	(224)
Minority Interests	-	-	-	(64)	(65)
Recurring Net Income	1,225	414	322	117	2,079
(RAROC) - Return on Average Tier I Allocated Capital	35.1%	27.6%	30.5%	8.3%	27.9%
Efficiency Ratio	49.9%	25.5%	36.6%	9.0%	43.9%

Note: For other financial statements per segment, please see pages 24 and 25 of this report.

Executive Summary

Second Quarter of 2008

Results by Segment

Itaubanco

In the second quarter of 2008, Itaubanco's net income reached R$ 1,225 million, corresponding to an 11.4% increase compared to the prior quarter. The managerial financial margin grew by 8.7% quarter-on-quarter, boosted by the expansion in credit transactions, in particular loans and financing to micro, small and mid-sized companies, and the treasury performance, essentially associated with higher gains on fixed-rate derivative instruments used in managing interest rate risks. Expenses for provision for loan losses, net of recoveries of loans written off as losses, grew mostly on account of the expansion in the credit portfolio. Banking service fees were impacted by higher brokerage and securities placement revenues, partly offset by reduced revenues from credit opening. The increase seen in non-interest expenses is attributable to higher advertising and third-party service expenses, as well as the increased number of employees. Income Tax and Social Contribution on Net Income increased in line with the higher income before taxes and profit sharing.

Itaú BBA

During the quarter, the Itaú BBA segment managerial financial margin increased 3.7% in comparison with the prior quarter. The managerial financial margin on customer transactions decreased by 16.8% from the prior quarter. It should be noted that, as a result of the enhanced foreign exchange volatility in the first quarter, Itaú BBA carried out a higher number of structured transactions involving derivative financial instruments to meet its customers' demands. The financial margin on market transactions increased by 95.1% quarter-on-quarter, boosted by treasury transactions which posted the highest results on proprietary strategies on the domestic and international markets, in particular fixed income positions in Brazil, as well as exchange parity positions. The result of doubtful loans was essentially impacted by risk rating reassessments. Banking service fees increased by 39.4% from the prior quarter, chiefly on account of revenues from investment banking transactions.

Itaucred

The Itaucred segment credit portfolio added up to R$ 46,988 million at June 30, 2008, equal to a 8.3% increase compared to the first quarter of the year. The increase had a positive impact on the segment financial margin, bringing about 3.7% growth quarter-on-quarter. The expansion in the credit portfolio increased in expenses with provision for loan losses compared to the prior quarter. Banking service fees were impacted by the reduction in credit opening revenues, leading to an overall decline of 11.2% in banking service fees quarter-on-quarter. The higher number of employees in the Vehicles subsegment, coupled with higher advertising expenses, gave rise to a 12.0% growth in non-interest expenses. As a result of these factors, net income for the segment reached R$ 322 million, declining by 15.3% when compared to the first quarter of the year.

Corporation

Corporation Net Income is primarily associated with financial results from the investment of our excess capital. During the second quarter of 2008, Net Income totaled R$ 117 million, representing a 10.7% decline compared to the prior quarter, chiefly attributable to the reduced balance of excess capital.

Executive Summary
Second Quarter of 2008

The pro forma financial statements of Itaubanco, Itaú BBA, Itaucred and Corporation presented below are based on managerial information and adequately reflect the performance of the different business units of the conglomerate. Variations in the statements of income of Itaú's segments between the second quarter of 2008 and the first quarter of 2008 are set out below.

Pro Forma Statement of Income by Segment

R$ Million

	2nd Q/08	1st Q/08	Variation	
Itaubanco				
Managerial Financial Margin	3,540	3,256	284	8.7%
• Financial Margin with Customers	3,077	2,906	171	5.9%
• Financial Margin with Market	463	350	113	32.2%
Result from Loan Losses	(1,017)	(963)	(54)	5.6%
Banking fees and charge revenues	1,993	1,919	74	3.9%
Non-interest Expenses[1]	(2,835)	(2,673)	(162)	6.1%
Income Tax and Social Contribution	(462)	(407)	(55)	13.6%
Other[2]	6	(32)	39	-119.8%
Recurring Net Income of Itaubanco (A)	**1,225**	**1,100**	**126**	**11.4%**
Itaú BBA				
Managerial Financial Margin	722	696	26	3.7%
• Financial Margin with Customers	472	568	(96)	-16.8%
• Financial Margin with Market	250	128	122	95.1%
Result from Loan Losses	(23)	(25)	2	-7.3%
Banking fees and charge revenues	191	137	54	39.4%
Non-interest Expenses[1]	(218)	(237)	18	-7.8%
Income Tax and Social Contribution	(141)	(153)	12	-7.9%
Other[2]	(116)	(50)	(66)	131.1%
Recurring Net Income of Itaú BBA (B)	**414**	**368**	**47**	**12.7%**
Itaucred				
Managerial Financial Margin	1,421	1,370	51	3.7%
Result from Loan Losses	(621)	(595)	(27)	4.5%
Banking fees and charge revenues	397	447	(50)	-11.2%
Non-interest Expenses[1]	(632)	(564)	(68)	12.0%
Income Tax and Social Contribution	(139)	(172)	33	-19.2%
Other[2]	(103)	(106)	3	-2.4%
Recurring Net Income of Itaucred (C)	**322**	**380**	**(58)**	**-15.3%**
Corporation				
Managerial Financial Margin	181	212	(31)	-14.7%
Non-interest Expenses[1]	(15)	(11)	(4)	33.0%
Income Tax and Social Contribution	(21)	(15)	(5)	33.7%
Other[3]	(28)	(55)	26	-48.0%
Recurring Net Income of Corporation (D)	**117**	**131**	**(14)**	**-10.7%**
RECURRING NET INCOME OF ITAÚ (A) + (B) + (C) + (D)	**2,079**	**1,979**	**100**	**5.1%**

(1) Includes Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
(2) Includes the Income from Insurance, Pension Plan and Capitalization Operations, Tax Expenses – ISS, PIS and COFINS, Other Operating Revenues, Non-Operating Income, and Profit Sharing.
(3) Includes Tax Expenses – ISS, PIS and Cofins, Equity in the Earnings of Associated Companies, Other Operating Revenues, Non-Operating Income, Profit Sharing and Minority Interests in Subsidiary Companies.

Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income

Analysis of the Consolidated Net Income

Managerial Financial Margin

During the second quarter of 2008, the managerial financial margin was R$ 5.867 million, corresponding to a R$ 331 million increase compared to the first quarter.

The main drivers of such change are described below.

Managerial Financial Margin *R$ million*

	2nd Q/08	1st Q/08	Variation	
			Balance	%
Customers	**5,154**	**5,058**	**96**	**1.9%**
Market	**713**	**478**	**235**	**49.2%**
Treasury	423	217	206	94.9%
Management of Foreign Exchange Risk from Investments	290	261	29	11.2%
Total	**5,867**	**5,535**	**331**	**6.0%**

Customer Transactions

The margin on customer transactions basically arises from the offer of financial products and services to our customers, both individuals and companies. During the quarter, the margin on customer transactions amounted to R$ 5.154 million, corresponding to a 1.9% increase compared to the first quarter of 2008. The financial margin on customer transactions can be divided into two separate components, i.e. those that are sensitive to changes in the reference interest rate, and those that are sensitive to changes in spreads.

Financial Margin on Interest Rate Change-Sensitive Customer Transactions

The determination of the portion of the financial margin on transactions that are sensitive to changes in interest rates considers the amount obtained by adding up customer's non-interest bearing funds (demand deposits, floatings, etc.) and the working capital (stockholders' equity less permanent assets and tax credits – which also bear no financial costs), less assets that do not give rise to financial income (compulsory deposits, contingent assets, etc.) This portion is invested at the opportunity rate (CDI).

During the quarter, the interest rate increased by 0.7 percentage point from the prior quarter. However, the financial margin on transactions that are sensitive to interest rate changes declined by R$16 million quarter-on-quarter, on account of the decrease in the average balance of demand deposits and floating.

Banking Transactions Sensitive to Variations in Interest Rate *R$ million*

	2nd Q/08	1st Q/08	Variation	
			Balance	%
Average Balance	29,677	32,201	(2,523)	-7.8%
Financial Margin	814	830	(16)	-1.9%
Annualized Rate	11.0%	10.3%		0.7 p.p.

Annualized Rate of Banking Transactions Sensitive to Variations in Interest Rate



12.1%
11.6%
11.1%
10.5%
10.3%
11.0%
1st Q/07
2nd Q/07
3rd Q/07
4th Q/07
1st Q/08
2nd Q/08

Financial Margin on Spread-Sensitive Customer Transactions

The determination of this portion of the financial margin takes into account both funds obtained from customers – savings deposits, time deposits, etc., the remuneration of which corresponds to a financial expense – and the investment of these funds in a number of assets – credit transactions, financial investments, etc., the remuneration of which represents financial income. The financial margin on spread-sensitive transactions is the difference between the financial income from these assets and the financial expense associated with funding.

During the quarter, the average balance of spread-sensitive transactions increased by 11.7%, primarily due to the expansion in the volume of credit transactions. Spreads declined slightly during the period, and as a result the annualized rate of spread-sensitive customer transactions stood at 10.3% versus 11.2% in the first quarter of 2008. The combination of these factors gave rise to a R$112 million increase in the financial margin on spread-sensitive transactions quarter-on-quarter.

Banking Transactions Sensitive to Spreads *R$ million*

	2nd Q/08	1st Q/08	Variation	
			Balance	%
Average Balance	168,865	151,194	17,671	11.7%
Financial Margin	4,340	4,228	112	2.6%
Annualized Rate	10.3%	11.2%		-0.9 p.p.

Analysis of the Consolidated Net Income

Managerial Financial Margin

Annualized Rate of Banking Transactions Sensitive to Spreads


12.6%
11.3%
11.5%
11.3%
11.2%
10.3%
1st Q/07
2nd Q/07
3rd Q/07
4th Q/07
1st Q/08
2nd Q/08

Market Financial Margin

R$ million

	2nd Q/08	1st Q/08	Variation	
			Balance	%
Treasury	423	217	206	94.9%
Management of Foreign Exchange Risk from Investments	290	261	29	11.2%
Total	713	478	235	49.2%

Market Transactions

The main feature of the margin on market transactions is the fact that these are impersonal transactions carried out on the financial market. The margin comprises two components: the treasury financial margin and the financial margin on management of exchange risk of investments abroad. The financial margin on market transactions totaled R$ 713 million in the second quarter of 2008, equal to a 49.2% increase compared to the prior quarter. The drivers of this change are discussed below.

Financial Margin on Treasury Transactions

This comprises income from trading of financial assets through proprietary desks, management of currency, rates and other risk factors gaps in, arbitrage opportunities in the foreign and domestic markets, and marking-to-market of financial assets.

The increase seen in treasury margin compared to the prior quarter is essentially due to higher gains on fixed-rate derivative instruments used in the management of interest rate risks and fixed income positions. It is our strategy not to maintain gaps in fixed positions, with respect to both amounts and maturities. To this end, we use derivatives that are marked to market and impact results because the hedged assets (loans) are not marked to market.

Financial Margin on Exchange Risk Management of Investments Abroad

Considering that the financial margin on exchange risk management of investments abroad essentially arises from the remuneration of capital employed on such investments at the CDI rate, this margin is also influenced by changes in interest rates. In the second quarter of 2008, the financial margin on exchange risk management of investments abroad totaled R$ 290 million, an 11.2% increase compared to the prior quarter, chiefly because of the rise in interest rates quarter-on-quarter.

Managerial Financial Margin of Exchange Risk of Investments Abroad

R$ million

	2nd Q/08				1st Q/08			
	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad (A)	9,854				10,176			
Exchange Variation on Investments Abroad (B)		(906)		(906)		(82)		(82)
Effect of exchange risk management of investments abroad (C) = (D) + (E)		1,817	(621)	1,196		391	(48)	343
Assets Position in DI (D)	9,854	290		290	10,176	261		261
Liabilities Position in Foreign Currency (E)	(17,224)	1,528	(621)	906	(16,170)	130	(48)	82
Managerial Financial Margin of Exchange Risk of Investments Abroad (F) = (B) + (C)		911	(621)	290		309	(48)	261

Hedging impact neutralizing the exchange rate volatility.

Analysis of the Consolidated Net Income

Managerial Financial Margin

The net interest margin (annualized rate of managerial financial margin, disregarding the treasury financial margin) reached 10,4% in the second quarter of 2008, a 0.6 percentage point decline compared to the prior quarter. Considering the effects associated with expenses due to the assumption of credit risk, the rate for the second quarter of 2008 was 7,2%, versus 7,7% in the first quarter of the year.

Analysis of the Managerial Financial Margin

R$ million

	2nd Q/08			1st Q/08			2nd Q/07		
	Average Balance	Financial Margin	Rate (p.y.)	Average Balance	Financial Margin	Rate (p.y.)	Average Balance	Financial Margin	Rate (p.y.)
Demand Deposits + Floatings	25,075			29,103			23,116		
(-) Compulsory Deposits	(8,768)			(10,796)			(8,369)		
Contingent Liabilities (-) Contingent Assets	421			602			960		
Tax and Social Security Liabilities (-) Deposits in guarantee	8,674			7,808			5,942		
(-) Tax Credits	(8,361)			(7,601)			(7,828)		
Working Capital (Equity + Minority Interests - Permanent Assets - Capital Allocated to Treasury)	12,636			13,083			10,065		
Interest Rate Sensitive Banking Transactions (A)	**29,677**	**814**	**11.0%**	**32,201**	**830**	**10.3%**	**23,887**	**691**	**11.6%**
	Average Balance	Financial Margin	Rate (p.y.)	Average Balance	Financial Margin	Rate (p.y.)	Average Balance	Financial Margin	Rate (p.y.)
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	35,354			30,423			38,173		
Interbank and Interbranch Accounts	11,909			8,351			8,632		
Loans, Leasing and Other Credits	130,270			120,604			93,364		
(Allowance for Loan Losses)	(8,267)			(8,036)			(7,764)		
Net Foreign Exchange Portfolio (Asset/Liability)	(401)			(147)			(299)		
Spread-Sensitive Banking Transactions (B)	**168,865**	**4,340**	**10.3%**	**151,194**	**4,228**	**11.2%**	**132,106**	**3,726**	**11.3%**
Banking Operations (C = A+B)	**198,542**	**5,154**	**10.4%**	**183,395**	**5,058**	**11.0%**	**155,993**	**4,417**	**11.3%**
Management of Exchange Risk of Investments Abroad (D)	**10,570**	**290**	**11.0%**	**10,113**	**261**	**10.3%**	**9,052**	**262**	**11.6%**
Net Interest Margin (E = C+D)	**209,112**	**5,444**	**10.4%**	**193,508**	**5,318**	**11.0%**	**165,045**	**4,678**	**11.3%**
Provision for Loan and Lease Losses (F)		**(1,958)**			**(1,830)**			**(1,476)**	
Recovery of Credits Written Off as Losses (G)		**296**			**247**			**259**	
***Net Interest Margin* after Provision for Credit Risk (H = E+F+G)**	**209,112**	**3,782**	**7.2%**	**193,508**	**3,736**	**7.7%**	**165,045**	**3,462**	**8.4%**
Treasury Financial Margin (I)		**423**			**217**			**571**	
Net Result from Financial Operations (J = H+I)		**4,205**			**3,953**			**4,033**	

(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments.

Net Interest Margin (NIM) x Selic



16.5%
15.3%
14.3%
13.3%
12.8%
12.0%
11.3%
11.3%
11.3%
12.3%
13.3%
14.0%
13.5%
12.7%
12.5%
11.3%
11.4%
11.1%
11.0%
10.4%
1st Q/06 2nd Q/06 3rd Q/06 4th Q/06 1st Q/07 2nd Q/07 3rd Q/07 4th Q/07 1st Q/08 2nd Q/08
NIM
Selic

Changes in the Selic benchmark rate impact the level of Net interest margin, although not immediately, due to the portfolio maturity and movements in the product mix.

Analysis of the Consolidated Net Income

Results from Loan and Lease Losses

Expenses for Provision for Loan Losses and Recovery of Credits Written-off as Losses

R$ million

	2nd Q/08			1st Q/08		
	Provision for Loan Losses	Credit Recoveries	Total	Provision for Loan Losses	Credit Recoveries	Total
Itaubanco	**(1,194)**	**177**	**(1,017)**	**(1,103)**	**140**	**(963)**
Banking	(1,048)	155	(893)	(983)	121	(862)
Credit Cards - Account Holders	(146)	22	(124)	(120)	19	(101)
Itaú BBA	**(36)**	**12**	**(23)**	**(46)**	**21**	**(25)**
Itaucred	**(728)**	**107**	**(621)**	**(681)**	**86**	**(595)**
Vehicles	(380)	52	(328)	(374)	43	(331)
Credit Cards - Non-Account Holders	(197)	19	(179)	(159)	20	(139)
Taií + Payroll Credit	(151)	37	(115)	(148)	23	(125)
Total	(1,958)	296	(1,662)	(1,830)	247	(1,583)

During the second quarter of 2008, the provision for loan losses added up to R$1,958 million, representing a 7.0% growth compared to the first quarter of the year. Once again, the increased balance of loans and financing transactions was one of the main drivers of the rise in this provision.

Credit pools granted in the quarter performed significantly better compared to the prior quarter, with 1.3% of them falling more than fifteen days overdue as a percentage of the total loans extended in the period. This corresponds to a 0.3 percentage point improvement compared to the prior quarter.

As can be seen in the table, which shows expenses for provision for loan losses and recovery of credits written off as losses by subsegment, the second quarter of 2008 in comparison to the first quarter, credit card transactions – both for current account and non-current account holders – were the ones that required relatively higher provisions for credit risk.

The nonperforming loan ratio remained unaltered from the prior quarter of the year, at 4.3%. During the second quarter of 2008, the ratio for individual customers significantly improved, standing at 6.6% against 7.0% in the prior quarter. On the other hand, the ratio for corporate customers reached 1.5% in the second quarter, compared to 1.4% in the first quarter of the year. Such increase was driven by a change in the mix of the corporate customer portfolio, with expanded transactions with micro, small and mid-sized companies. These combined factors led the overall ratio to remain stable.

Finally, the provision in excess of the minimum required by banking authorities remained stable, totaling R$ 2,150 million as of June 30, 2008.

Nonperforming Loans

R$ million

	Jun 30, 08	Mar 31, 08	Dec 31, 07
Total Nonperforming Loans (a)	5,850	5,452	5,055
Credit Portfolio (b)	134,879	125,660	115,548
NPL Ratio [(a) / (b)] x 100	4.3%	4.3%	4.4%

(a) Loans overdue for more than 60 days and without generation of revenues on the accrual basis.
(b) Endorsements and sureties not included.

Overdue Loans

R$ million

	Jun 30, 08	Mar 31, 08	Dec 31, 07
Overdue Loans (a)	9,782	9,679	8,664
Provision for Loan Losses (b)	(8,388)	(8,147)	(7,926)
Difference (b-a)	(1,394)	(1,531)	(739)

Nonperforming loans are credit transactions having at least one installment more than 15 days overdue, irrespective of collateral provided.

Coverage Ratio



164%
169%
168%
166%
162%
161%
157%
149%
143%
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Mar/08
Jun/08

The coverage ratio, which is derived by dividing the balance of the provision for possible loan losses by the balance of transactions more than 60 days overdue, stood at 143% in the second quarter of 2008. The improvement seen in the overall credit portfolio quality, coupled with a change in the transaction mix, was the main driver of the 6 percentage point reduction in the coverage ratio quarter-on-quarter.

Analysis of the Consolidated Net Income

Banking fees revenues and Banking charge revenues

R$ million

		2nd Q./08	1st Q./08	1st H./08	1st H./07	Variation 2Q./08 - 1Q./08		Variation 1H./08 - 1H/07	
Banking Services Fees (I)		**1,960**	**1,799**	**3,759**	**3,552**	**161**	**8.9%**	**207**	**5.8%**
Asset Management	A	492	482	975	986	10	2.1%	(11)	-1.2%
Current Account Services		40	41	81	97	(2)	-3.7%	(16)	-16.4%
Loan Operations and Guarantees Provided		205	210	415	338	(5)	-2.2%	77	22.8%
Collection Services		245	244	489	451	1	0.5%	37	8.3%
Credit Cards	B	632	601	1,233	1,168	30	5.1%	65	5.6%
Other	C,D	346	221	566	512	125	56.8%	54	10.6%
Banking charge income (II)		**635**	**702**	**1,336**	**1,419**	**(67)**	**-9.6%**	**(83)**	**-5.8%**
Standing data / Credit transactions (*)	E	370	407	777	705	(37)	-9.1%	72	10.2%
Deposit account		13	17	30	28	(4)	-21.4%	2	5.6%
Fund transfer		18	15	34	29	3	21.4%	5	17.8%
Service packages and other	F	233	263	496	658	(30)	-11.4%	(162)	-24.6%
Total (I+II)		**2,594**	**2,501**	**5,095**	**4,971**	**93**	**3.7%**	**124**	**2.5%**

(*) Includes standing data and advances to depositors fees, as well as the reclassified fees previously charged on credit opening, which were suspended as from May/08."

Income from banking charges on priority charges are now stated under "Income from banking charges". To allow for a better comparison between periods, the accounting information was managerially reclassified to the new line. Accordingly, Banking fees revenues, including income from banking charges, increased by 3.7% compared to the first quarter of 2008 and were driven by:

A) Increase in the volume of resources of private pension plan funds.

B) Increased card base, larger transaction volume, and higher revenues from card processing at Orbitall.

Banking fees revenues and Banking charge revenues

R$ million


2,234
2,286
2,456
2,421
2,550
2,529
2,673
2,501
2,594
375
385
410
405
408
373
338
385
503
577
583
581
601
953
883
842
1,007
936
1,079
947
1,093
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07
4Q/07
1Q/08
2Q/08
Other
Loan Operation and Guarantees Provided
Credit Cards
Current Account

Note: Other - Asset Management, Collection Services and Other.

Other

R$ million

		2nd Q./08	1st Q./08	Variation
Foreign Exchange Services		15	14	1
Income from Brokerage and Securities Placement	D	149	76	73
Income from Consultation to Serasa		1	1	0
Income from Custody Services and Management of Portfolio		35	34	2
Income from Economic and Financial Advisory	E	58	21	36
Other Services		88	74	14
Total		346	221	125

C) Increased volume of public offers of shares.

D) Higher volume of Investment Banking services.

E) Reduction arising from the extinguishment of the charge on credit opening, partly offset by the establishment of a standing data charge on credit transactions, as well as appropriation of the charge on renewal of standing data for current accounts.

F) Decrease driven by the suspension of charges on priority services, pursuant to a Central Bank resolution.

Number of Active Clients (*) and Current Accounts

In million


12.6
15.0
12.6
15.1
12.9
15.5
13.1
16.0
13.2
16.3
13.4
16.5
13.4
16.8
13.6
17.3
13.9
17.9
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Mar/08
Jun/08
Active Clients
Current Accounts

(*) Conceptually, a client (represented by a CPF/CNPJ number) is considered active when performing one or more transactions in a current account in the last six months or having an average account balance not null.

Analysis of the Consolidated Net Income

Non-interest Expenses

R$ million

	2ndQ/08	1stQ/08	1st H/08	1st H/07	Variation 2ndQ/08 - 1stQ/08		Variation 1st H/08 - 1st H/07	
Personnel Expenses	(1,517)	(1,454)	(2,971)	(2,593)	(64)	4.4%	(378)	14.6%
Other Administrative Expenses	(1,670)	(1,558)	(3,228)	(3,163)	(112)	7.2%	(65)	2.0%
Other Operating Expenses	(470)	(426)	(896)	(837)	(44)	10.2%	(59)	7.0%
Tax Expenses	(48)	(46)	(94)	(211)	(2)	4.0%	117	-55.4%
Total	**(3,705)**	**(3,484)**	**(7,189)**	**(6,804)**	**(221)**	**6.3%**	**(385)**	**5.7%**

In the second quarter of 2008, Non-Interest Expenses grew by 6.3%, in comparison with the first quarter.

Personnel Expenses

R$ million

		2ndQ/08	1stQ/08	Variation
Compensation	A	(877)	(839)	(39)
Charges	A	(263)	(247)	(16)
Welfare Benefits	A	(214)	(206)	(9)
Training		(31)	(16)	(16)
Severance Pay and Labor Claims		(132)	(147)	15
Total		(1,517)	(1,454)	(64)

Personnel Expenses were up 4.4% from the prior quarter. In particular:

A) The number of employees increased, while the number of employees on vacation decreased.

Other Administrative Expenses

R$ million

		2ndQ/08	1stQ/08	Variation
Data Processing and Telecommunication		(420)	(417)	(3)
Depreciation and Amortization		(144)	(139)	(6)
Facilities		(226)	(227)	2
Third-Party Services	B	(310)	(286)	(24)
Financial System Service		(139)	(132)	(7)
Advertising, Promotions and Publications	C	(144)	(91)	(53)
Transportation		(66)	(64)	(1)
Materials	D	(58)	(47)	(11)
Security		(59)	(60)	1
Legal		(9)	(9)	(0)
Travel		(24)	(17)	(7)
Others		(73)	(69)	(4)
Total		(1,670)	(1,558)	(112)

Other Administrative Expenses increased by 7.2%, mainly on account of:

B) Consultancy and auditing expenses were higher in the second quarter of 2008 than in the prior quarter.

C) Institutional advertising and credit card product campaigns.

D) Acquisition of tokens to enhance the security of transactions on the internet and telephone, as well as purchase of inputs to manufacture credit cards.

Other Operating Expenses

R$ million

		2ndQ/08	1stQ/08	Variation
Provision for contingencies		(147)	(145)	(2)
Selling - Credit Cards	E	(143)	(134)	(9)
Claims		(65)	(59)	(6)
Others		(115)	(88)	(27)
Total		(470)	(426)	(44)

Other Operating Expenses increased by 10.2%. The main changes are attributable to:

E) Credit card sale efforts.

Performance of Non-Interest Expenses and Ratio of Non-Interest Expenses to Assets (*)



7.0%
6.8%
6.5%
5.6%
5.5%
5.0%
5.0%
4.5%
4.4%
(2,949)
(3,246)
(3,371)
(3,280)
(3,524)
(3,447)
(3,742)
(3,484)
(3,705)
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07
4Q/07
1Q/08
2Q/08
Non-Interest Expenses (R$ million)
Non-Interest Expenses/Assets

(*) Division of Non-Interest Expenses by the arithmetic average of total assets for the two past quarters (annualized).

Analysis of the Consolidated Net Income

Efficiency Ratio (*)

The efficiency ratio for the second quarter stood at 43.9%. Despite increased expenses, the growth in financial income, banking service fees and banking charges was key to the slight change in the index. Accordingly, the cumulative average for the past four quarters maintained its declining path.



48.3%
48.2%
47.6%
46.7%
46.7%
46.1%
46.2%
45.9%
45.4%
45.7%
49.8%
47.4%
44.1%
45.8%
47.1%
47.7%
43.3%
43.9%
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07
4Q/07
1Q/08
2Q/08
Quarter Figure
Cumulative figure of the last 12 months

Number of Employees (**)



53,381
58,972
59,907
62,406
64,170
64,676
66,104
67,505
69,163
jun/06
sep/06
dec/06
mar/07
jun/07
sep/07
dec/07
mar/08
jun/08

(**) - Includes BKB employees as from Sep/06.
- Includes Chile and Uruguay employees as from Mar/07.
- Considered the proportional number of employees to the percentage of consolidation of each 50% or more owned company.

(*) Efficiency Ratio = Non-Interest Expenses (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses for CPMF and Other Taxes) / (Managerial Financial Margin + Banking Service Fees and Charge Revenues + Operating Result of Insurance, Capitalization and Pension Plans + Other Operating Income + Tax Expenses for PIS/COFINS/ISS)

Volume of Self-Service Transactions

(Quantity in million)

Period	ATM		Automated Programmed Debit	Contact Centers		Home & Office Banking	Purchases using Debit Cards	Total
	Usual Transaction	Warning (*)		Interactive Voice Response	Customer Service Agent			
2002	946	192	284	179	52	344	89	2,086
2003	1,033	586	302	188	53	440	121	2,723
2004	1,074	692	322	170	48	525	158	2,987
2005	1,108	656	375	173	67	646	203	3,228
2006	1,141	602	394	167	57	744	239	3,343
2007	1,181	549	399	158	62	867	281	3,497
1stQ/07	300	142	100	40	15	206	63	867
2ndQ/07	287	141	99	39	15	216	66	862
3rdQ/07	288	132	100	39	16	218	70	863
4thQ/07	305	134	100	40	16	228	82	905
2008	627	283	187	78	34	508	161	1,878
1stQ/08	315	137	98	39	16	245	78	927
2ndQ/08	313	146	89	39	18	263	83	951

(*) Transaction through warning screen on ATM

Analysis of the Consolidated Net Income

History of Numbers of Points of Service (*)



26,414
26,793
27,313
27,325
27,538
27,920
28,348
28,492
28,517
jun/06
sep/06
dec/06
mar/07
jun/07
sep/07
dec/07
mar/08
jun/08
ATMs
Branches
Customer Service Branches (CSB)
Taii

(*) Includes Banco Itaú Buen Ayre and Banco Itaú BBA. As from Sep/06, considers BkB information and as from Mar/07, Chile and Uruguay companies.

30 new branches were added to our network during the second quarter of 2008 in almost all regions of the country and in Argentina and Uruguay. Over the last 4 years, the branch network's growth reached 23.7%.

Internet Banking Clients

In millions



4.5
4.6
4.8
4.9
5.2
5.3
5.5
5.7
5.9
jun/06
sep/06
dec/06
mar/07
jun/07
sep/07
dec/07
mar/08
jun/08
Customers who used the service during the month
Registered Customers

During the second quarter of 2008, more than 180 thousand new customers were granted access to our Internet Banking. In June of the current year, the highest level ever of Internet Banking accesses in a single month was achieved: over two million, three hundred thousand.

Tax Expenses for ISS, PIS and Cofins

In the second quarter of 2008, tax expenses increased by 7.2% from the prior quarter, chiefly due to higher ISS rates in the second quarter.

Income Tax and Social Contribution on Net Incone

Income Tax and Social Contribution on Net Income expenses in the second quarter of 2008 remained virtually stable compared to the prior quarter, considering that income before taxes and profit sharing also remained stable quarter-on-quarter.

Social Contribution on Net Income expenses do not show any impacts from the rate increase from 9% to 15% as from May, as a tax credit was recorded for an amount sufficient to counter such effect. This tax credit was recorded because management believes that Consif (National Confederation of the Financial System) will prevail in its direct unconstitutionality action filed in this connection. For more details, see Note 13 to the consolidated financial statements.

R$ million

	2nd Q/08	1st Q/08	Variation
Result before Income Tax (IR) and Social Contribution (CSLL)	3,407	3,108	299
(-) Result from non-recurring events *	95	(98)	194
(=) Recurring Result before IR and CSLL	3,502	3,010	492
Income Tax and Social Contribution at the rates of 25% and 9% respectively (A)	(1,191)	(1,023)	(167)
(Inclusions) Exclusions and Other (B)	(36)	294	(330)
Exchange Variation on Investments Abroad	(338)	(24)	(314)
Interest on Own Capital	161	194	(33)
Dividends, Interest on External Debt Bonds and Tax Incentives	122	74	47
Other	19	49	(30)
Subtotal (C) = (A) + (B)	(1,227)	(729)	(506)
Exclusion of Exchange Variation and Tax Effects on Hedges of Investments Abroad (D)	465	(18)	483
Income Tax and Social Contribution (C)+(D)	(762)	(747)	(22)

Tax credits as a percentage of stockholders' equity in the second quarter of 2008 stood at 29.0%, higher than in the prior quarter, in part as a result of tax credits recorded on account of the increased rate of the CSLL (Social Contribution on Net Income) tax.

Deferred Tax Assets/Stockholders' Equity (%)



60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
53.3%
47.3%
41.9%
36.4%
34.3%
34.8%
32.3%
35.2%
30.8%
28.8%
27.1%
29.0%
25.1%
30.0%
31.2%
31.1%
31.9%
34.6%
33.0%
38.2%
43.3%
49.8%

Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements

Pro Forma Financial Statements by Segment

Allocated Capital

The pro forma financial information takes into account the impacts associated with the allocation of capital. To this end, adjustments were made to the financial statements, based on a proprietary model that considers the credit, market and operating risks, as well as the regulatory framework and the level of fixed asset formation.

We then determine the Risk Adjusted Return on Capital (Raroc), an operating performance indicator consistently adjusted to the capital required to support the risk of asset and liability positions taken.

Adjustments made to the balance sheet and statement of the income for the period are based on the business units' managerial information.

The Corporate column shows the results associated with excess capital and subordinated debt. It also shows the equity in the earnings of companies not pertaining to any one segment, as well as the adjustment for Minority Interests in Subsidiaries.

Income Tax and Social Contribution on Net Income effects on the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to the individual segments in proportion to the amount of Tier I capital, while the financial statements were adjusted in order to replace net book value with market level funding. The financial statements were then adjusted to include revenues associated with the allocated capital. Finally, the cost of subordinated debt and the related remuneration at market prices were allocated to the segments on a pro rata basis, in accordance with Tier I allocated capital.

The diagram below shows the changes introduced in the financial statements to reflect the impacts of capital allocation.



Return on Stockholders' Equity
Net Income
Stockholders' Equity
Adjustments to the Financial Statements
Adjustment in the Financial Statements to replace the net book value of Stockholders' Equity and Subordinated Debt with funding at market prices.
The financial statements were adjusted to include allocated capital (Tier I and II) based on proprietary models, as well as their respective revenues (CDI) and expenses (cost of subordinated debt).
Return on Allocated Tier I Capital
Pro Forma Net Income
Allocated Tier I Capital

Pro Forma Financial Statements per Segment

The *pro forma* financial statements of Itaubanco, Itaú BBA and Itaucred presented below are based on managerial models, to better reflect the performance of the business units.

On June 30, 2008

R$ million

ASSETS	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Assets	**277,434**	**117,056**	**47,185**	**8,486**	**340,002**
Cash and Cash Equivalents	5,300	300	-	-	5,601
Short-term Interbank Deposits	114,812	51,538	-	-	68,067
Short-term Interbank Deposits in the Market	64,413	4,879	-	-	68,067
Short-term Interbank Deposits in Intercompany*	50,400	46,659	-	-	-
Securities	45,781	21,524	-	7,987	71,309
Interbank and Interbranch Accounts	20,768	54	-	-	20,788
Loans	55,941	31,627	47,316	-	134,879
(Allowance for Loan Losses)	(4,803)	(446)	(3,138)	-	(8,388)
Other Assets	39,633	12,458	3,007	498	47,746
Foreign Exchange Portfolio	16,538	10,394	-	-	19,600
Others	23,095	2,064	3,007	498	28,146
Permanent Assets	**2,609**	**151**	**126**	**983**	**3,868**
TOTAL ASSETS	280,043	117,206	47,310	9,468	343,870

LIABILITIES	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Liabilities	**265,140**	**110,815**	**42,944**	**2,602**	**311,343**
Deposits	104,042	59,421	7	-	83,496
Deposits with Clients	74,697	9,022	7	-	83,496
Deposits with Intercompany*	29,345	50,400	-	-	-
Securities Repurchase Agreements	59,199	17,925	37,412	-	96,220
Securities Repurchase Agreements in the Market	41,885	17,580	37,412	-	96,220
Securities Repurchase Agreements in Intercompany*	17,314	345	-	-	-
Funds from Acceptances and Issue of Securities	7,406	1,024	-	-	7,741
Interbank and Interbranch Accounts	5,154	1,474	0	-	6,594
Borrowings and On-Lendings	5,703	11,880	273	-	17,857
Derivative Financial Instruments	3,341	3,975	-	-	4,773
Other Liabilities	53,657	15,115	5,251	2,602	68,026
Foreign Exchange Portfolio	16,993	10,593	-	-	20,256
Others	36,664	4,522	5,251	2,602	47,770
Technical Provisions of Insurance, Capitalization and Pension Plans	26,637	-	-	-	26,637
Deferred Income	**49**	**22**	-	-	**71**
Minority Interest in Subsidiaries	-	-	-	**2,115**	**2,115**
Allocated Capital Tier I	**14,854**	**6,370**	**4,366**	**4,752**	**30,341**
TOTAL LIABILITIES	280,043	117,206	47,310	9,468	343,870

*The Intercompany were eliminated in the Consolidated

Pro Forma Financial Statement by Segment

R$ million

2nd Quarter/08	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Managerial Financial Margin	**3,540**	**722**	**1,421**	**181**	**5,867**
• Financial Margin with Customers	3,077	472	1,421	181	5,154
• Financial Margin with Market	463	250	-	-	713
Result from Loan Losses	**(1,017)**	**(23)**	**(621)**	-	**(1,662)**
Provision for Loan and Lease Losses	(1,194)	(36)	(728)	-	(1,958)
Recovery of Credits Written Off as Losses	177	12	107	-	296
Net Result from Financial Operations	**2,523**	**699**	**800**	**181**	**4,205**
Other Operating Income (Expenses)	**(691)**	**(78)**	**(325)**	**16**	**(1,080)**
Banking fees and charge revenues	1,993	191	397	-	2,594
Operating Result of Insurance, Pension Plans and Capitalization	352	(0)	16	-	368
Non-interest Expenses	(2,835)	(218)	(632)	(15)	(3,705)
Tax Expenses for ISS, PIS and Cofins	(316)	(41)	(123)	(13)	(493)
Equity in the Earnings of Associated Companies	-	8	-	47	55
Other Operating Income	115	(17)	17	(3)	102
Operating Income	**1,832**	**621**	**474**	**197**	**3,125**
Non-operating Income	0	1	0	5	6
Income Before Tax and Profit Sharing	**1,832**	**622**	**474**	**202**	**3,131**
Income Tax and Social Contribution	**(462)**	**(141)**	**(139)**	**(21)**	**(762)**
Profit Sharing	**(145)**	**(66)**	**(13)**	-	**(224)**
Minority Interests	-	-	-	**(64)**	**(65)**
Recurring Net Income	**1,225**	**414**	**322**	**117**	**2,079**
(RAROC) - Return on Average Tier I Allocated Capital	35.1%	27.6%	30.5%	8.3%	27.9%
Efficiency Ratio	49.9%	25.5%	36.6%	9.0%	43.9%

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.
NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Pro Forma Financial Statements by Segment

On March 31, 2008

R$ million

ASSETS	Itaubanco	Banco Itaú Holding – Itaú BBA	Banco Itaú Holding – Itaucred	Banco Itaú Holding – Corporation	Itaú
Current and Long-Term Assets	**267,816**	**116,018**	**43,495**	**9,761**	**323,756**
Cash and Cash Equivalents	4,261	933	-	-	5,194
Short-term Interbank Deposits	107,295	51,666	-	-	56,381
Short-term Interbank Deposits in the Market	52,741	5,917	-	-	56,381
Short-term Interbank Deposits in Intercompany*	54,554	45,749	-	-	-
Securities	45,415	20,363	-	9,133	72,404
Interbank and Interbranch Accounts	20,528	66	-	-	20,566
Loans	51,080	30,877	43,704	-	125,660
(Allowance for Loan Losses)	(4,838)	(417)	(2,891)	-	(8,147)
Other Assets	44,076	12,531	2,682	628	51,697
Foreign Exchange Portfolio	22,471	10,894	-	-	25,819
Others	21,605	1,637	2,682	628	25,878
Permanent Assets	**2,631**	**140**	**124**	**974**	**3,869**
TOTAL ASSETS	270,447	116,158	43,619	10,735	327,624

LIABILITIES	Itaubanco	Banco Itaú Holding – Itaú BBA	Banco Itaú Holding – Itaucred	Banco Itaú Holding – Corporation	Itaú
Current and Long-Term Liabilities	**257,340**	**110,492**	**39,555**	**2,012**	**296,066**
Deposits	103,123	62,878	8	-	78,445
Deposits with Clients	72,191	8,324	8	-	78,445
Deposits with Intercompany*	30,932	54,554	-	-	-
Securities Repurchase Agreements	51,843	14,608	34,257	-	85,692
Securities Repurchase Agreements in the Market	37,027	14,458	34,257	-	85,692
Securities Repurchase Agreements in Intercompany*	14,817	150	-	-	-
Funds from Acceptances and Issue of Securities	6,685	1,171	-	-	7,177
Interbank and Interbranch Accounts	4,936	1,464	0	-	6,372
Borrowings and On-Lendings	5,945	12,763	254	-	18,962
Derivative Financial Instruments	2,967	2,987	-	-	4,326
Other Liabilities	56,709	14,621	5,036	2,012	69,959
Foreign Exchange Portfolio	22,849	10,663	-	-	25,966
Others	33,860	3,958	5,036	2,012	43,993
Technical Provisions of Insurance, Capitalization and Pension Plans	25,133	-	-	-	25,133
Deferred Income	**52**	**22**	**-**	**-**	**74**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**2,218**	**2,218**
Allocated Capital Tier I	**13,055**	**5,643**	**4,064**	**6,505**	**29,267**
TOTAL LIABILITIES	270,447	116,158	43,619	10,735	327,624

*The Intercompany were eliminated in the Consolidated.

Pro Forma Financial Statement by Segment

R$ million

1st Quarter/08	Itaubanco	Banco Itaú Holding – Itaú BBA	Banco Itaú Holding – Itaucred	Banco Itaú Holding – Corporation	Itaú
Managerial Financial Margin	**3,256**	**696**	**1,370**	**212**	**5,535**
• Financial Margin with Customers	2,906	568	1,370	212	5,058
• Financial Margin with Market	350	128	-	-	478
Result from Loan Losses	**(963)**	**(25)**	**(595)**	**-**	**(1,583)**
Provision for Loan and Lease Losses	(1,103)	(46)	(681)	-	(1,830)
Recovery of Credits Written Off as Losses	140	21	86	-	247
Net Result from Financial Operations	**2,293**	**671**	**775**	**212**	**3,953**
Other Operating Income (Expenses)	**(607)**	**(128)**	**(207)**	**8**	**(935)**
Banking fees and charge revenues	1,919	137	447	-	2,501
Operating Result of Insurance, Pension Plans and Capitalization	298	0	20	-	318
Non-interest Expenses	(2,673)	(237)	(564)	(11)	(3,484)
Tax Expenses for ISS, PIS and Cofins	(281)	(45)	(117)	(16)	(460)
Equity in the Earnings of Associated Companies	-	(1)	-	44	43
Other Operating Income	130	18	8	(8)	147
Operating Income	**1,686**	**543**	**568**	**220**	**3,017**
Non-operating Income	(2)	(1)	(0)	0	(3)
Income Before Tax and Profit Sharing	**1,684**	**542**	**568**	**221**	**3,014**
Income Tax and Social Contribution	**(407)**	**(153)**	**(172)**	**(15)**	**(747)**
Profit Sharing	**(178)**	**(21)**	**(16)**	**-**	**(215)**
Minority Interests	**-**	**-**	**-**	**(74)**	**(74)**
Recurring Net Income	**1,100**	**368**	**380**	**131**	**1,979**
(RAROC) - Return on Average Tier I Allocated Capital	34.0%	26.5%	39.0%	7.8%	27.2%
Efficiency Ratio	50.2%	29.4%	32.7%	6.0%	43.3%

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.
NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Pro Forma Financial Statements by Subsegment

The *pro forma* financial statements of the subsegments: Branch Banking; Credit Cards – Account Holders; Insurance, Pension Plans and Capitalization; and Fund Management and Managed Portfolios presented below were adjusted so as to evidence the impacts associated with the allocation of capital in each of those subsegments .

On June 30, 2008

R$ million

ASSETS	Itaubanco – Branch Banking	Itaubanco – Credit Cards - Account Holders	Itaubanco – Insurance, Pension Plans and Capitalization	Consolidated
Current and Long-Term Assets	**237,910**	**9,208**	**30,316**	**277,434**
Cash and Cash Equivalents	5,063	196	41	5,300
Short-term Interbank Deposits	113,183	252	1,377	114,812
Securities	18,965	397	26,419	45,781
Interbank and Interbranch Accounts	20,768	-	-	20,768
Loans	49,976	5,965	-	55,941
(Allowance for Loan Losses)	(4,282)	(521)	-	(4,803)
Other Assets	34,236	2,918	2,478	39,633
Permanent Assets	**2,376**	**48**	**185**	**2,609**
TOTAL ASSETS	240,286	9,256	30,501	280,043

R$ Million

LIABILITIES	Itaubanco – Branch Banking	Itaubanco – Credit Cards - Account Holders	Itaubanco – Insurance, Pension Plans and Capitalization	Consolidated
Current and Long-Term Liabilities	**228,200**	**8,451**	**28,490**	**265,140**
Deposits	104,042	-	-	104,042
Securities Repurchase Agreements	59,199	-	-	59,199
Funds from Acceptances and Issue of Securities	7,406	-	-	7,406
Interbank and Interbranch Accounts	5,154	-	-	5,154
Borrowings and On-Lendings	5,627	76	-	5,703
Derivative Financial Instruments	3,341	-	0	3,341
Other Liabilities	43,429	8,375	1,853	53,657
Technical Provisions of Insurance, Pension Plans and Capitalization	0	-	26,637	26,637
Deferred Income	**47**	**2**	**0**	**49**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**-**
Allocated Capital Tier I	**12,039**	**803**	**2,011**	**14,854**
TOTAL LIABILITIES	240,286	9,256	30,501	280,043

Consolidated *Pro Forma* Financial Statement by Subsegment

R$ million

2nd Quarter/08	Itaubanco – Branch Banking	Itaubanco – Credit Cards - Account Holders	Itaubanco – Insurance, Pension Plans and Capitalization	Itaubanco – Investment Funds and Managed Portfolios	Consolidated
Managerial Financial Margin	**3,103**	**346**	**91**	**-**	**3,540**
• Financial Margin with Customers	2,666	346	65	-	3,077
• Financial Margin with Market	438	-	25	-	463
Result from Loan Losses	**(893)**	**(124)**	**-**	**-**	**(1,017)**
Provision for Loan and Lease Losses	(1,048)	(146)	-	-	(1,194)
Recovery of Credits Written Off as Losses	155	22	-	-	177
Net Result from Financial Operations	**2,210**	**223**	**91**	**-**	**2,523**
Other Operating Income/(Expenses)	**(1,016)**	**2**	**202**	**120**	**(691)**
Banking fees and charge revenues	904	420	93	576	1,993
Transfer to Banking	226	-	-	(226)	-
Operating Result of Insurance, Pension Plans and Capitalization	18	10	325	-	352
Non-interest Expenses	(2,068)	(393)	(186)	(188)	(2,835)
Tax Expenses for ISS, PIS and Cofins	(186)	(55)	(34)	(41)	(316)
Other Operating Income	90	21	4		115
Operating Income	**1,194**	**225**	**292**	**120**	**1,832**
Non-operating Income	(5)	(1)	6	-	0
Income Before Tax and Profit Sharing	**1,189**	**224**	**299**	**120**	**1,832**
Income Tax and Social Contribution	**(259)**	**(72)**	**(90)**	**(41)**	**(462)**
Profit Sharing	**(95)**	**(10)**	**(4)**	**(36)**	**(145)**
Recurring Net Income	**835**	**142**	**204**	**43**	**1,225**
(RAROC) - Return on Average Tier I Allocated Capital	29.6%	80.3%	41.4%		35.1%
Efficiency Ratio	49.8%	53.0%	38.9%		49.9%

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Pro Forma Financial Statements by Subsegment

On March 31, 2008

R$ million

ASSETS	Itaubanco			Consolidated
	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	
Current and Long-Term Assets	**230,648**	**8,564**	**28,604**	**267,816**
Cash and Cash Equivalents	4,093	132	36	4,261
Short-term Interbank Deposits	106,897	398	-	107,295
Securities	19,040	159	26,217	45,415
Interbank and Interbranch Accounts	20,528	-	-	20,528
Loans	45,488	5,592	-	51,080
(Allowance for Loan Losses)	(4,357)	(481)	-	(4,838)
Other Assets	38,961	2,764	2,351	44,076
Permanent Assets	**2,396**	**49**	**186**	**2,631**
TOTAL ASSETS	**233,045**	**8,612**	**28,790**	**270,447**

R$ million

LIABILITIES	Itaubanco			Consolidated
	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	
Current and Long-Term Liabilities	**222,487**	**7,995**	**26,858**	**257,340**
Deposits	103,123	-	-	103,123
Securities Repurchase Agreements	51,843	-	-	51,843
Funds from Acceptances and Issue of Securities	6,685	-	-	6,685
Interbank and Interbranch Accounts	4,936	-	-	4,936
Borrowings and On-Lendings	5,862	83	-	5,945
Derivative Financial Instruments	2,966	-	1	2,967
Other Liabilities	47,072	7,912	1,724	56,709
Technical Provisions of Insurance, Pension Plans and Capitalization	-	-	25,133	25,133
Deferred Income	**49**	**2**	**0**	**52**
Minority Interest in Subsidiaries	-	-	-	-
Allocated Capital Tier I	**10,508**	**615**	**1,932**	**13,055**
TOTAL LIABILITIES	**233,045**	**8,612**	**28,790**	**270,447**

Consolidated *Pro Forma* Financial Statement by Subsegment

R$ Million

1st Quarter/08	Itaubanco				Consolidated
	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Investment Funds and Managed Portfolios	
Managerial Financial Margin	**2,816**	**321**	**118**	**-**	**3,256**
· Financial Margin with Customers	2,488	321	97	-	2,906
· Financial Margin with Market	329	-	21	-	350
Result from Loan Losses	**(862)**	**(101)**	**-**	**-**	**(963)**
Provision for Loan and Lease Losses	(983)	(120)	-	-	(1,103)
Recovery of Credits Written Off as Losses	121	19	-	-	140
Net Result from Financial Operations	**1,955**	**220**	**118**	**-**	**2,293**
Other Operating Income/(Expenses)	**(875)**	**25**	**141**	**102**	**(607)**
Banking fees and charge revenues	943	394	77	504	1,919
Transfer to Banking	202	-	-	(202)	-
Operating Result of Insurance, Pension Plans and Capitalization	20	10	268	-	298
Non-interest Expenses	(1,968)	(352)	(181)	(172)	(2,673)
Tax Expenses for ISS, PIS and Cofins	(172)	(47)	(34)	(28)	(281)
Other Operating Income	100	20	10	-	130
Operating Income	**1,080**	**245**	**259**	**102**	**1,686**
Non-operating Income	(9)	-	7	-	(2)
Income Before Tax and Profit Sharing	**1,071**	**245**	**266**	**102**	**1,684**
Income Tax and Social Contribution	**(212)**	**(80)**	**(80)**	**(35)**	**(407)**
Profit Sharing	**(118)**	**(10)**	**(3)**	**(46)**	**(178)**
Recurring Net Income	**741**	**155**	**182**	**21**	**1,100**
(RAROC) - Return on Average Tier I Allocated Capital	**28.5%**	**96.3%**	**38.6%**		**34.0%**
Efficiency Ratio	**50.3%**	**50.4%**	**41.1%**		**50.2%**

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Itaubanco - Branch Banking

The income statement of Itaubanco's Branch Banking subsegment is based on the *pro forma* financial statements of Banco Itaú.

R$ million

Itaubanco - Branch Banking		2nd Q/08	1st Q/08	Variation	
Managerial Financial Margin	**A**	**3,103**	**2,816**	**287**	**10.2%**
• Financial Margin with Customers		2,666	2,488	178	7.2%
• Financial Margin with Market		438	329	109	33.1%
Result from Loan Losses	**B**	**(893)**	**(862)**	**(31)**	**3.6%**
Provision for Loan and Lease Losses		(1,048)	(983)	(65)	6.6%
Recovery of Credits Written Off as Losses		155	121	34	27.9%
Net Result from Financial Operations		**2,210**	**1,955**	**255**	**13.1%**
Other Operating Income/(Expenses)		**(1,016)**	**(875)**	**(141)**	**16.1%**
Banking fees and charge revenues	**C**	1,130	1,145	(15)	-1.3%
Operating Result of Insurance, Pension Plans and Capitalization		18	20	(3)	-12.7%
Non-interest Expenses	**D**	(2,068)	(1,968)	(100)	5.1%
Tax Expenses for ISS, PIS and Cofins		(186)	(172)	(14)	8.1%
Other Operating Income		90	100	(10)	-9.8%
Operating Income		**1,194**	**1,080**	**114**	**10.6%**
Non-operating Income		(5)	(9)	4	-40.9%
Income Before Tax and Profit Sharing		**1,189**	**1,071**	**118**	**11.0%**
Income Tax and Social Contribution		**(259)**	**(212)**	**(46)**	**21.9%**
Profit Sharing		**(95)**	**(118)**	**22**	**-19.1%**
Recurring Net Income		**835**	**741**	**94**	**12.7%**

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

The Banking subsegment net income totaled R$ 835 million in the second quarter of 2008, a 12.7% increase from the prior quarter. The most significant drivers of this result include:

A) The managerial financial margin was positively impacted by customer transactions, in particular the expansion in the balance of credits to individuals and micro, small and mid-sized companies, and also by market transactions, where treasury posted higher gains from fixed-interest derivative financial instruments used to manage interest rate risk.

R$ million

	2nd Q/08	1st Q/08	Variation	
			Balance	%
Treasury	242	159	83	52.0%
Management of Foreign Exchange Risk from Investments Abroad	196	170	26	15.4%
Financial Margin on Market Transactions	**438**	**329**	**109**	**33.1%**

B) Expenses relating to the provision for doubtful accounts increased as a result of the expanded credit portfolio. In addition, the performance of the collections area improved during the period, with increased revenues from the recovery of credits previously written-off as losses.

C) The decline in banking fees revenues is associated with decreased revenues from opening credit relationships.

D) Non-interest expenses increased because of the higher number of employees, marketing campaigns in the period, and higher expenses for

Itaubanco - Credit Cards - Account Holders

The *pro forma* financial statements below were prepared based on Itaú internal management information and are intended to report the performance of the businesses connected with the Credit Cards of current account customers, including Itaucard, Orbitall and Redecard.

R$ million

Itaubanco - Credit Cards - Account Holders		2nd Q/08	1st Q/08	Variation	
Managerial Financial Margin	A	**346**	**321**	**25**	**7.8%**
Result from Loan Losses		**(124)**	**(101)**	**(22)**	**22.1%**
Provision for Loan Losses	B	(146)	(120)	(25)	21.1%
Recovery of Credits Written Off as Losses		22	19	3	15.9%
Net Result from Financial Operations		**223**	**220**	**3**	**1.3%**
Other Operating Income/(Expenses)		**2**	**25**	**(22)**	**-90.5%**
Banking fees and charge revenues	C	420	394	26	6.7%
Result from Op. of Insurance, Pension Plans and Capitalization		10	10	(0)	-4.2%
Noninterest Expenses	D	(393)	(352)	(41)	11.8%
Tax Expenses for ISS, PIS and Cofins	E	(55)	(47)	(8)	16.0%
Other Operating Income		21	20	1	2.9%
Operating Income		**225**	**245**	**(20)**	**-8.1%**
Non-Operating Income		**(1)**	0	(1)	-
Income Before Tax and Profit Sharing		**224**	**245**	**(20)**	**-8.3%**
Income Tax and Social Contribution		**(72)**	**(80)**	**8**	**-9.4%**
Profit Sharing		**(10)**	**(10)**	**0**	**-3.0%**
Recurring Net Income		**142**	**155**	**(13)**	**-8.1%**

NB: Noninterest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

The Credit Card – Account Holders subsegment net income reached R$ 142 million in the second quarter of 2008, an 8.1% decline from the prior quarter. The main changes were:

A) Increased volume of financing to credit card holders and higher revenues from prepayments to retailers.

B) Increased provision for doubtful accounts, as the higher amount of receivables (cash and term purchases) and financing, resulting from the higher transaction volume, required an increased specific provision.

C) Increased revenues from annual fees driven by increases in the card base, interchange revenues as a result of the higher transaction amounts, and card processing revenues at Orbitall due to the higher transaction volume.

D) Increased advertising expenses on account of campaigns in the quarter, increased expenses associated with sales efforts and card issuance, and higher processing expenses.

E) The growth in revenues in the second quarter of 2008 also led to increased tax expenses.

In June 2008, active accounts (accounts that received invoices) represented 70.9% of total accounts. Of this share, 85.9% carried out transactions in the last month, with an average activity of R$ 1,636.00 per account in the quarter.

Transactions carried out by account holders in the period totaled R$ 6,332 million, representing a 10.0% growth compared to the prior quarter.

Quantity of Credit Cards

In thousands



Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Mar/08
Jun/08
Account Holders
Non Account Holders

Amount of Transactions

R$ million



2nd Q/06
3rd Q/06
4th Q/06
1st Q/07
2nd Q/07
3rd Q/07
4th Q/07
1st Q/08
2nd Q/08
Account Holders
Non Account Holders
Market Share (%)

The market share of the amount of transactions was computed based on total market figures provided by Associação Brasileira das Empresas de Cartões de Crédito e Serviços – Abecs (Brazilian Association of Credit Card and Service Companies).

Itaubanco - Insurance, Pension Plans and Capitalization

The *pro forma* financial statements below were prepared based on Itaú internal and management information and are intended to identify the performance of the insurance-related businesses.

On June 30, 2008

R$ million

ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	**3,432**	**25,595**	**1,324**	**30,316**
Cash and Cash Equivalents	32	4	5	41
Securities	1,341	25,186	1,285	27,796
Other Assets	2,059	404	34	2,478
Permanent Assets	**139**	**5**	**48**	**185**
TOTAL ASSETS	**3,571**	**25,600**	**1,373**	**30,501**

R$ million

LIABILITIES	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Liabilities	**3,011**	**24,252**	**1,270**	**28,490**
Technical Provisions - Insurance	1,737	433	-	2,170
Technical Provisions - Pension Plans and VGBL	-	23,324	-	23,324
Technical Provisions - Capitalization	-	-	1,152	1,143
Other Liabilities	1,274	495	118	1,853
Allocated Capital Tier I	**560**	**1,348**	**102**	**2,011**
TOTAL LIABILITIES	**3,571**	**25,600**	**1,373**	**30,501**

Statement of Income

R$ million

2nd Quarter/08	Insurance	Life and Pension Plans	Capitalization	Consolidated
Revenues from Insurance, Pension Plans and Capitalization	**625**	**1,861**	**279**	**2,760**
Retained Insurance Premiums (a)	625	166	-	791
Revenues from Pension Plans (b)	-	1,695	-	1,695
Revenues from Capitalization (c)	-	-	279	273
Changes in Technical Reserves	**(32)**	**(1,694)**	**(190)**	**(1,912)**
Insurance (d)	(32)	(20)	-	(53)
Pension Plans (e)	-	(1,674)	-	(1,674)
Capitalization (f)	-	-	(190)	(186)
Earned Premiums (g=a+d)	**593**	**146**	**-**	**739**
Result of Pension Plans and Capitalization (h=b+c+e+f)	**-**	**22**	**89**	**109**
Retained Claims (i)	**(330)**	**(45)**	**-**	**(374)**
Selling Expenses (j)	**(126)**	**(15)**	**(6)**	**(147)**
Other Operating Income/(Expenses) of Insurance Operations (k)	**(1)**	**(2)**	**(0)**	**(2)**
Underwriting Margin (l=g+i+j+k)	**135**	**84**	**-**	**220**
Result from Insurance, Pension Plans and Capitalization (m=h+l)	**135**	**106**	**83**	**325**
Managerial Financial Margin	30	56	4	91
Banking fees and charge revenues	-	94	-	93
Non-interest Expenses	(100)	(54)	(32)	(186)
Tax Expenses for ISS, PIS and Cofins	(17)	(12)	(5)	(34)
Other Operating Income	2	1	0	4
Operating Income	**50**	**191**	**51**	**292**
Non-operating Income	4	0	2	6
Income Before Income Tax and Social Contribution	**54**	**191**	**53**	**299**
Income Tax/Social Contribution	(15)	(58)	(18)	(90)
Profit Sharing	(4)	(1)	-	(4)
Recurring Net Income	**35**	**133**	**36**	**204**
(RAROC) - Return on Average Tier I Allocated Capital	25.8%	40.2%	144.0%	41.4%
Efficiency Ratio	66.7%	22.2%	38.2%	38.9%

NB: The Consolidated figure does not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.
The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
The insurance subsegment includes 100% of Itaú XL. The Underwriting Margin refers to the insurance business.

Itaubanco - Insurance, Pension Plans and Capitalization

On March 31, 2008

R$ million

ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	**3,242**	**24,100**	**1,281**	**28,604**
Cash and Cash Equivalents	15	19	2	36
Securities	1,256	23,699	1,262	26,217
Other Assets	1,970	382	17	2,351
Permanent Assets	**140**	**5**	**49**	**186**
TOTAL ASSETS	**3,382**	**24,105**	**1,330**	**28,790**

R$ million

LIABILITIES	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Liabilities	**2,847**	**22,805**	**1,233**	**26,858**
Technical Provisions - Insurance	1,676	409	-	2,085
Technical Provisions - Pension Plans and VGBL	-	21,922	-	21,922
Technical Provisions - Capitalization	-	-	1,135	1,127
Other Liabilities	1,171	474	99	1,724
Allocated Capital Tier I	**535**	**1,300**	**97**	**1,932**
TOTAL LIABILITIES	**3,382**	**24,105**	**1,330**	**28,790**

Statement of Income

R$ million

1st Quarter/08*	Insurance	Life and Pension Plans	Capitalization	Consolidated
Revenues from Insurance, Pension Plans and Capitalization	**570**	**1,709**	**238**	**2,513**
Retained Insurance Premiums (a)	570	158	-	728
Revenues from Pension Plans (b)	-	1,551	-	1,551
Revenues from Capitalization (c)	-	-	238	234
Changes in Technical Reserves	**13**	**(1,548)**	**(171)**	**(1,703)**
Insurance (d)	13	(17)	-	(4)
Pension Plans (e)	-	(1,531)	-	(1,531)
Capitalization (f)	-	-	(171)	(168)
Earned Premiums (g=a+d)	**583**	**141**	**-**	**724**
Result of Pension Plans and Capitalization (h=b+c+e+f)	**-**	**20**	**67**	**86**
Retained Claims (i)	**(332)**	**(51)**	**-**	**(384)**
Selling Expenses (j)	**(127)**	**(15)**	**(4)**	**(146)**
Other Operating Income/(Expenses) of Insurance Operations (k)	**(10)**	**(3)**	**(0)**	**(12)**
Underwriting Margin (l=g+i+j+k)	**114**	**71**	**-**	**185**
Result from Insurance, Pension Plans and Capitalization (m=h+l)	**114**	**91**	**63**	**268**
Managerial Financial Margin	54	52	13	118
Banking fees and charge revenues	-	78	-	77
Non-interest Expenses	(88)	(51)	(42)	(181)
Tax Expenses for ISS, PIS and Cofins	(19)	(11)	(4)	(34)
Other Operating Income	12	(2)	0	10
Operating Income	**72**	**156**	**30**	**259**
Non-operating Income	5	0	2	7
Income Before Income Tax and Social Contribution	**77**	**156**	**32**	**266**
Income Tax/Social Contribution	(23)	(46)	(11)	(80)
Profit Sharing	(2)	(1)	-	(3)
Recurring Net Income	**51**	**109**	**22**	**182**
(RAROC) - Return on Average Tier I Allocated Capital	**38.7%**	**34.6%**	**90.0%**	**38.6%**
Efficiency Ratio	**54.9%**	**24.8%**	**57.9%**	**41.1%**

NB: The Consolidated figure does not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.
The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
The insurance subsegment includes 100% of Itaú XL. The Underwriting Margin refers to the insurance business.
* The Income Statement previously presented has been reclassified, with no changes in recurring Net Income. The line "Benefits and redemption expenses" is now stated as part of the "Changes in technical provisions" line.

Itaubanco - Insurance, Pension Plans and Capitalization

Insurance

The Underwriting Margin grew by 19.0% from the prior quarter as a result of higher sales and lower claim rate on several products, in particular property and transportation risks.

Non-Interest Expenses increased due to sales campaigns in the period.

Tax credit renegotiation and dividends received from IRB accounted for a R$ 17 million (net of taxes) increase in Net Income for the prior quarter, with impacts on Financial Margin and Other Operating Revenues. These events did not recur in the current quarter.

Composition of earned premiums



2nd Quarter/08
1st Quarter/08
21.0%
32.7%
3.3%
10.4%
32.6%
22.1%
33.7%
3.1%
10.2%
30.9%
Automobile
Life and Personal Accidents
Property Risk
Transportation
Others

NB: Insurance charts do not include the Itauseg Saúde companies and include the Life line of Itaú Vida e Previdência S.A.

Life and Pension Plan

The pro forma Net Income of the life and pension plan subsegment grew by 22.3% compared to the prior quarter. The main drivers of such positive performance were: the increased volume of insurance premiums revenues from pension plans, lower life insurance claim rate, as well as higher service fees (fund management fees).

Group Life insurance grew by 10.2% quarter-on-quarter and stands out in the Life and Personal Accident group, whose share increased by 1.7 p.p. in the quarter.

Capitalization

The pro forma Net Income of the Capitalization subsegment increased by 63.7% quarter-on-quarter. This improved performance is attributable to sales campaigns ran during June, in particular *PIC São João*. The decline seen in the Managerial Financial Margin, arising from lower variable income fund results, was offset by decreased Non-Interest Expenses.

Number of Policies - Mass products



In thousands
2,598
2,724
2,890
3,082
3,135
3,274
3,429
3,548
3,739
554
564
579
583
550
546
569
557
578
1,304
1,459
1,604
1,803
1,877
2,013
2,143
2,287
2,455
740
702
706
696
709
715
717
704
706
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Mar/08
Jun/08
Automobile
Life and Personal Accidents
Residential, Condominium and Business

Itaubanco - Insurance, Pension Plans and Capitalization

Combined Ratio

The combined ratio, an indicator of the efficiency of operating costs in relation to income from premiums earned, improved by 1.8 p.p. from 88.2% to 86.4%.

Combined Ratio and Underwriting Margin



Underwriting Margin
29.4% 27.2% 32.0% 30.7% 26.3% 27.5% 26.6% 27.8% 32.5%
Combined Ratio
88.4% 89.1% 82.8% 85.5% 91.3% 89.7% 90.7% 88.2% 86.4%
50.4% 51.7% 48.5% 50.1% 53.9% 52.5% 54.5% 52.7% 49.5%
2Q/06 3Q/06 4Q/06 1Q/07 2Q/07 3Q/07 4Q/07 1Q/08 2Q/08
Insurance Claims/ Earned Premiums
Selling Expenses/ Earned Premiums
Administrative Expenses and Others/Earned Premiums
Underwriting Margin (% Earned Premiums)

Note: combined ratio is the sum of the following indices: retained claims/ premiums earned, selling expenses/premiums earned and administrative expenses + other operating income and expenses/premiums earned.

The Underwriting Margin as a percentage of Earned Premiums shows the relation of the combined ratio to the segment operating performance.

NB: The chart does not include the Itauseg Saúde company and includes the Life line of Itaú Vida e Previdência S.A.
The results from *Proteção Cartão* are not included in the calculation of the combined ratio.

Insurance Technical Provisions

At June 30, 2008, technical provisions reached R$ 2,170 million, a 4.1% growth in the quarter.



R$ million
1,687 1,709 1,774 1,838 1,887 1,934 2,016 2,085 2,170
Jun/06 Sep/06 Dec/06 Mar/07 Jun/07 Sep/07 Dec/07 Mar/08 Jun/08

Pension Plan Technical Provisions

Technical provisions added up to R$ 23,324 million at June 30, 2008, increasing by 6.4% compared to the prior quarter.



R$ million
13,649 14,740 16,134 17,176 18,518 19,415 20,689 21,922 23,324
8,400 9,277 10,361 11,211 12,325 13,013 14,015 14,975 16,063
1,731 1,757 1,810 1,828 1,870 1,896 1,970 2,008 2,092
Jun/06 Sep/06 Dec/06 Mar/07 Jun/07 Sep/07 Dec/07 Mar/08 Jun/08
VGBL
PGBL
Traditional and Others

Capitalization Technical Provisions

At June 30, 2008, technical provisions totaled R$ 1,143 million, a 1.4% growth in the quarter.



R$ million
1,072 1,084 1,127 1,115 1,105 1,117 1,127 1,127 1,143
Jun/06 Sep/06 Dec/06 Mar/07 Jun/07 Sep/07 Dec/07 Mar/08 Jun/08

Number of Capitalization Bonds - PIC



In thousands
4,205 4,544 4,627 4,769 4,822 4,985 5,144 5,344 5,514
522 632 715 774 799 849 858 860 831
Jun/06 Sep/06 Dec/06 Mar/07 Jun/07 Sep/07 Dec/07 Mar/08 Jun/08
Super PIC
PIC

During the quarter, this portfolio comprised 5.5 million active bonds, a 3.2% growth quarter-on-quarter.

Itaubanco - Investment Funds and Managed Portfolio

The *pro forma* financial statements shown below are based on management information generated by in-house models, so as to more accurately reflect the performance of the Fund Management area.

R$ million

Itaubanco - Investment Funds and Managed Portfolios	2nd Q/08	1st Q/08	Variation	
Banking fees and charge revenues	576	504	72	14.2%
Mutual Fund Management Fees (*)	392	395	(3)	-0.8%
Brokerage Services and Placement of Securities	149	76	73	96.3%
Custody Services and Managed Portfolios	35	34	2	5.3%
Transfer to Banking	(226)	(202)	(25)	12.2%
Non-interest Expenses	(188)	(172)	(16)	9.3%
Tax Expenses for ISS, PIS and Cofins	(41)	(28)	(13)	45.8%
Income before Tax and Profit Sharing	120	102	18	17.6%
Income Tax and Social Contribution	(41)	(35)	(6)	17.6%
Profit Sharing	(36)	(46)	11	-22.9%
Recurring Net Income	43	21	23	107.8%

(*) Does not include income from Pension Plans Fund Management.
Note: The Non-Interest Expenses comprises Personnel Expenses, Other Administrative Expenses and Other Taxes, and Other Operating Expenses.

In the second quarter of 2008, net income from investment funds and managed portfolios amounted to R$ 43 million.

During the period, revenues from brokerage services and placement of securities increased by 96.3% compared to the prior quarter, as a result of the growth in the volume of public offers of shares. The decline in market share in the volume of AUM in the past quarters reflects the reallocation of customer resources to savings accounts, CDBs (Bank Deposit Certificates) and committed operations, to meet the increase in loans.

Itaú Corretora

Itaú Corretora, whose management is independent from the fund management activities, handled contracts worth R$ 39,464 million on Bovespa in the second quarter of 2008, representing a 45.4% growth compared to the same period of 2007. Contracts handled on BM&F amounted to 2.9 million, 2.6% more than in the prior quarter.

Itaú Corretora acted as coordinator of IPOs of the companies OGX, Gerdau Metalúrgica and Gerdau, as well as ADR offerings of Gerdau, for the aggregate amount of R$ 11.1 billion.

Itaú Corretora, through its Home Broker – www.itautrade.com.br – was responsible for a volume of trading of R$ 3,774 million, growing by 129.1% and 8.4% from the second quarter of 2007 and first quarter of 2008, respectively.

Assets Under Management (AUM)

R$ billion


14.5%
17.4%
16.7%
16.3%
16.0%
15.7%
15.4%
15.3%
15.1%
Market Share
138.9
9.3
129.6
176.8
10.0
166.8
179.5
11.6
167.9
185.7
10.8
174.8
199.3
19.2
180.1
201.2
19.7
181.5
211.5
28.9
182.6
214.0
30.8
183.2
218.0
35.0
183.1
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Mar/08
Jun/08
Investment Funds
Managed Portfolios

Market Share - Source: ANBID/Ranking Global

Note: the historical volume of managed portfolios has been adjusted for comparison purposes.

Itaú BBA

The *pro forma* income statement of Itaú BBA is presented below.

R$ million

Itaú BBA	2nd Q/08	1st Q/08	Variation	
Managerial Financial Margin	**722**	**696**	**26**	**3.7%**
• Financial Margin with Customers	472	568	(96)	-16.8%
• Financial Margin with Market	250	128	122	95.1%
Result from Loan Losses	**(23)**	**(25)**	**2**	**-7.3%**
Provision for Loan and Lease Losses	(36)	(46)	10	-21.9%
Recovery of Credits Written Off as Losses	12	21	(8)	-39.8%
Net Result from Financial Operations	**699**	**671**	**28**	**4.2%**
Other Operating Income/(Expenses)	**(78)**	**(128)**	**50**	**-39.0%**
Banking fees and charge revenues	191	137	54	39.4%
Non-interest Expenses	(218)	(237)	18	-7.8%
Tax Expenses for ISS, PIS and Cofins	(41)	(45)	4	-9.1%
Equity in the Earnings of Associated Companies	8	(1)	8	-1317.8%
Other Operating Income	(17)	18	(35)	-196.0%
Operating Income	**621**	**543**	**78**	**14.4%**
Non-operating Income	1	(1)	2	-238.3%
Income before Tax and Profit Sharing	**622**	**542**	**80**	**14.7%**
Income Tax and Social Contribution	**(141)**	**(153)**	**12**	**-7.9%**
Profit Sharing	**(66)**	**(21)**	**(45)**	**215.0%**
Recurring Net Income	**414**	**368**	**47**	**12.7%**

Note: The item Non-Interest Expenses is composed of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and other taxes and Other Operating Expenses.

In the second quarter of 2008, the financial margin totaled R$ 722 million, corresponding to a 3.7% increase compared to R$ 696 million in the prior quarter.

The financial margin on customer transactions added up to R$ 472 million, a 16.8% decline compared to the R$ 568 million margin recorded in the previous quarter. It should be noted that, due to the stronger foreign exchange volatility in the first quarter, Itaú BBA carried out a higher number of structured transactions involving derivative financial instruments to meet its customers' demands.

The financial margin on market transactions amounted to R$ 250 million, a 95.1% growth quarter-on-quarter. Within treasury transactions, the R$ 156 million income arises from proprietary strategies pursued on the local and international markets, in particular fixed-income positions in Brazil, and positions involving exchange parities. The financial margin on management of exchange risk of investments abroad, which corresponds to the remuneration of these investments at the CDI rate, amounted to R$ 94 million.

R$ million

	2nd Q/08	1st Q/08	Variation	
			Balance	%
Treasury	156	37	118	317.3%
Management of Foreign Exchange Risk from Investments Abroad	94	91	3	3.5%
Financial Margin on Market Transactions	**250**	**128**	**122**	**95.1%**

The outstanding quality level of the credit portfolio is to be underlined, with 99% of the credits having been ascribed "AA", "A" and "B" ratings, pursuant to the criteria set forth in Resolution 2682 of the National Monetary Council. The results from doubtful loans were a provision expense of R$ 23 million in the second quarter, chiefly due to risk re-ratings in the amount of R$ 36 million, offset by recoveries of credits previous written off as losses in the amount of R$ 12 million.

Gross revenues from financial intermediation totaled R$ 699 million, or a 4.2% increase when compared to the prior quarter.

Banking fees revenues added up to R$ 191 million in the second quarter of 2008, growing by 39.4% from the prior quarter, essentially due to revenues from investment banking transactions.

Non-interest expenses amounted to R$ 218 million, a 7.8% decline compared to the prior quarter.

As a result of the above mentioned items, Itaú BBA's pro forma net income amounted to R$ 414 million in the second quarter, growing by 12.7% from the prior quarter, corresponding to an annualized return on average allocated capital (tier 1) of 27.6% in the period.

Itaucred

The *pro forma* financial statements of Itaucred are presented below, based on managerial information provided by proprietary models, in order to more accurately reflect the performance of the business units.

On June 30, 2008

R$ million

ASSETS	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Current and Long-Term Assets	**39,204**	**4,162**	**3,819**	**47,185**
Loans	38,699	4,361	4,256	47,316
(Allowance for Loan Losses)	(2,018)	(436)	(684)	(3,138)
Other Assets	2,523	236	247	3,007
Permanent Assets	**62**	**0**	**63**	**126**
TOTAL ASSETS	39,266	4,162	3,882	47,310

R$ million

LIABILITIES	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Current and Long-Term Liabilities	**36,087**	**3,646**	**3,211**	**42,944**
Deposits	7	-	-	7
Securities Repurchase Agreements	34,064	1,187	2,162	37,412
Borrowings and On-Lendings	273	-	0	273
Other Liabilities	1,743	2,459	1,049	5,251
Allocated Capital Tier I	**3,178**	**516**	**672**	**4,366**
Allocated Capital Tier I of Minority Interests	-	-	161	161
Allocated Capital Tier I of Parent Company	3,178	516	511	4,205
TOTAL LIABILITIES	39,266	4,162	3,882	47,310

Statement of Income

R$ million

2nd Quarter/08	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Managerial Financial Margin	**814**	**382**	**225**	**1,421**
Result from Loan Losses	**(328)**	**(179)**	**(115)**	**(621)**
Provision for Loan and Lease Losses	(380)	(197)	(151)	(728)
Recovery of Credits Written Off as Losses	52	19	37	107
Net Result from Financial Operations	**486**	**203**	**111**	**800**
Other Operating Income/(Expenses)	**(117)**	**(94)**	**(114)**	**(325)**
Banking fees and charge revenues	192	152	53	397
Operating Result of Insurance, Pension Plans and Capitalization	6	9	0	16
Non-interest Expenses	(248)	(229)	(155)	(632)
Tax Expenses for ISS, PIS and Cofins	(72)	(28)	(23)	(123)
Other Operating Income	5	2	11	17
Operating Income	**368**	**109**	**(4)**	**474**
Non-operating Income	(0)	0	(0)	0
Income Before Tax and Profit Sharing	**368**	**109**	**(4)**	**474**
Income Tax and Social Contribution	**(110)**	**(34)**	**4**	**(139)**
Profit Sharing	**(4)**	**(4)**	**(5)**	**(13)**
Recurring Net Income	**255**	**71**	**(4)**	**322**
Recurring Net Income of Minority Interests	-	-	3	3
Recurring Net Income of Parent Company	255	71	(8)	318
(RAROC) - Return on Average Tier I Allocated Capital	**34.2%**	**50.1%**	**-2.7%**	**30.5%**
Efficiency Ratio	**26.3%**	**44.3%**	**58.3%**	**36.6%**

Note: Non-interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.

Itaucred

On March 31, 2008

R$ million

ASSETS	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Current and Long-Term Assets	**35,656**	**3,965**	**3,874**	**43,495**
Loans	35,204	4,181	4,319	43,704
(Allowance for Loan Losses)	(1,820)	(417)	(655)	(2,891)
Other Assets	2,271	201	210	2,682
Permanent Assets	**59**	**0**	**65**	**124**
TOTAL ASSETS	35,715	3,965	3,938	43,619

R$ million

LIABILITIES	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Current and Long-Term Liabilities	**32,924**	**3,350**	**3,281**	**39,555**
Deposits	8	-	-	8
Securities Repurchase Agreements	31,439	502	2,316	34,257
Borrowings and On-Lendings	254	-	0	254
Other Liabilities	1,223	2,847	966	5,036
Allocated Capital Tier I	**2,791**	**616**	**657**	**4,064**
Allocated Capital Tier I of Minority Interests	-	-	154	154
Allocated Capital Tier I of Parent Company	2,791	616	503	3,910
TOTAL LIABILITIES	35,715	3,965	3,938	43,619

Statement of Income

R$ million

1st Quarter/08	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Managerial Financial Margin	**784**	**353**	**233**	**1,370**
Result from Loan Losses	**(331)**	**(139)**	**(125)**	**(595)**
Provision for Loan and Lease Losses	(374)	(159)	(148)	(681)
Recovery of Credits Written Off as Losses	43	20	23	86
Net Result from Financial Operations	**453**	**214**	**108**	**775**
Other Operating Income/(Expenses)	**(40)**	**(63)**	**(104)**	**(207)**
Banking fees and charge revenues	230	155	62	447
Operating Result of Insurance, Pension Plans and Capitalization	7	13	0	20
Non-interest Expenses	(210)	(209)	(145)	(564)
Tax Expenses for ISS, PIS and Cofins	(67)	(27)	(23)	(117)
Other Operating Income	0	4	3	8
Operating Income	**413**	**151**	**4**	**568**
Non-operating Income	(0)	-	(0)	(0)
Income Before Tax and Profit Sharing	**413**	**151**	**4**	**568**
Income Tax and Social Contribution	**(126)**	**(48)**	**2**	**(172)**
Profit Sharing	**(7)**	**(4)**	**(5)**	**(16)**
Recurring Net Income	**280**	**99**	**1**	**380**
Recurring Net Income of Minority Interests	-	-	4	4
Recurring Net Income of Parent Company	280	99	(3)	376
(RAROC) - Return on Average Tier I Allocated Capital	**42.1%**	**64.5%**	**0.7%**	**39.0%**
Efficiency Ratio	**22.0%**	**41.9%**	**52.9%**	**32.7%**

Note: Non-interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.

Itaucred

Vehicles

The volume of vehicle financing and leasing transactions increased by 9.9% compared to the first quarter of the year, leading to a 3.8% growth in the subsegment managerial financial margin. The growth in the portfolio balance also gave rise to increased expenses for the provision for doubtful loans. However, the good performance of the collection efforts offset such increased expenses. Reductions seen in service fees for the early settlement of contracts, and charges on credit opening helped decrease banking fees revenues by R$ 38 million quarter-on-quarter. Non-interest expenses were impacted because the number of employees in this segment was increased by 345 people, as well as increased advertising spending, growing by 18.3% compared to the prior quarter. Net income for the second quarter totaled R$ 255 million, down 8.9% from the prior quarter.

Itaucred Vehicles' Share of Consolidated Credit Portfolio



25.1%
26.6%
27.7%
28.0%
28.4%
Jun/07
Sep/07
Dec/07
Mar/08
Jun/08

Credit Card – Non-Account Holders

The Credit Card – Non-Account Holders subsegment net income amounted to R$ 71 million in the second quarter of 2008, a 28.1% decrease from the prior quarter.

The managerial financial margin increased on account of revenues from financing to credit card holders, as well as prepayment to retailers. However, basically due to an increase in the specific provision, the overall expense for the provision for doubtful accounts was significantly higher in the second quarter of 2008. Higher non-interest expenses also had an adverse impact on results for the quarter. During the period, advertising spending, selling and card issuance expenses also increased.

Taií

Taií, which is Itaú's consumer credit segment, comprises the operations of Financeira Itaú (FIT), 100% owned by Itaú; and Financeira Itaú CBD (FIC) and Financeira Americanas Itaú (FAI), in which Itaú's share represents 50%.

Taií's credit portfolio, excluding payroll credit, totaled R$ 2,023 million in June 2008, a 4.1% increase compared to March 2008. The customer base reached 6.7 million, increasing by 3.5% from the first quarter of 2008.

Financeira Itaú (FIT)

At the end of June 2008, the network of Taií's own stores comprised 254 units. In the second quarter of 2008, the focus was to increase the product portfolio and activate the customer base.

Financeira Itaú CBD (FIC)

The following factors support the profit consolidation strategy: increased levels of card activation as a result of distinctive features offered to customers at Pão de Açúcar group stores, Mastercard banner placed on private label cards, and significant growth in the penetration of extended guarantee on electronic product sales.

Financeira Americanas Itaú (FAI)

At the end of the quarter, FAI had 287 points of sale and recorded a 19% increase in the customer base, comprised of 1.5 million accounts. At the end of July, private label cards (restricted use) had a 9.2% share in the parent company sales, increasing by 124%. In line with the strategy of expanding activities with this retailer, a new agreement was reached into in the quarter, in order to set up 127 additional stores (physical stores + self-service) at Blockbuster (Americanas Express) outlets.

Taií - Credit Portfolio

R$ million



1,283
1,236
1,345
1,290
1,323
398
436
459
511
535
111
120
134
142
165
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
FIT
FIC
FAI

Taií + Payroll - Recurring Net Income/(Loss)

R$ million

	2nd Q/08	1st Q/08	Variation
FIT	(13)	(13)	(0)
FIC	7	9	(2)
FAI	(10)	(8)	(2)
Subtotal - Taií	**(16)**	**(13)**	**(4)**
Payroll	12	14	(2)
Total	**(4)**	**1**	**(5)**

Banco Itaú Holding Financeira S.A.

Consolidated Balance Sheet

Consolidated Balance Sheet

Securities Portfolio

History of Securities Portfolio

R$ million

	Jun 30, 08	%	Mar 31, 08	%	Jun 30, 07	%	Variation (%) Jun/08-Mar/08	Variation (%) Jun/08-Jun/07
Public Securities - Domestic	18,222	25.6%	21,037	29.1%	13,484	21.7%	-13.4%	35.1%
Public Securities - Foreign	11,409	16.0%	12,128	16.8%	11,175	18.0%	-5.9%	2.1%
Total Public Securities	29,630	41.6%	33,165	45.8%	24,660	39.7%	-10.7%	20.2%
Private Securities	14,577	20.4%	14,910	20.6%	16,194	26.1%	-2.2%	-10.0%
PGBL/VGBL Fund Quotas	21,149	29.7%	19,854	27.4%	16,641	26.8%	6.5%	27.1%
Derivative Financial Instruments	5,953	8.3%	4,475	6.2%	4,546	7.3%	33.0%	31.0%
Total Securities	**71,309**	**100.0%**	**72,404**	**100.0%**	**62,041**	**100.0%**	**-1.5%**	**14.9%**

In the second quarter of 2008, the balance of the securities portfolio totaled R$ 71,309 million, a 1.7% decline from the prior quarter. The increase of 6.5% in the volume of PGBL/VGBL fund quotas was not sufficient to counter the reduction in the Brazilian public securities portfolios, the impact from the appreciation of the real against other currencies and the related effect on the value of securities denominated in, or indexed to, such currencies.

Private Securities Portfolio and Credit Portfolio

The total balance of private securities and credit portfolio amounted to R$ 162,650 million at June 30, 2008, representing a 6.6% increase compared to the prior quarter.

Funds Intended for the economic agents

R$ million

Risk Level (Jun 30, 08)	AA	A	B	C	D - H	Total
Euro Bonds and Similar	2,433	651	53	-	-	3,137
Certificates of Deposit	1,525	49	-	-	-	1,574
Debentures	2,590	238	0	-	0	2,829
Shares of Public Companies	1,157	118	43	14	28	1,361
Promissory Notes	980	279	477	-	-	1,735
Other	2,156	1,685	26	72	2	3,941
Subtotal	**10,842**	**3,020**	**599**	**86**	**30**	**14,577**
Credit Operations(*)	30,398	71,335	27,206	7,167	11,966	148,073
Total	**41,240**	**74,355**	**27,805**	**7,254**	**11,996**	**162,650**
% of Total	**25.4%**	**45.7%**	**17.1%**	**4.5%**	**7.4%**	**100.0%**

(*) Endorsements and Sureties included.

R$ million

Risk Level (Mar 31, 08)	AA	A	B	C	D - H	Total
Euro Bonds and Similar	3,548	283	105	15	-	3,951
Certificates of Deposit	1,786	94	-	-	-	1,880
Debentures	2,089	747	1	-	-	2,836
Shares of Public Companies	903	13	13	-	27	956
Promissory Notes	967	263	367	-	-	1,598
Other	1,036	2,378	245	27	3	3,689
Subtotal	**10,329**	**3,777**	**731**	**42**	**30**	**14,910**
Credit Operations(*)	27,788	65,694	26,013	6,937	11,259	137,691
Total	**38,117**	**69,471**	**26,744**	**6,979**	**11,289**	**152,601**
% of Total	**25.0%**	**45.5%**	**17.5%**	**4.6%**	**7.4%**	**100.0%**

(*) Endorsements and Sureties included.

Credit Portfolio

The annual performance of the credit portfolio since 1987 is shown below.

Credit Operations

R$ million (*)



7,353
6,535
5,846
5,194
5,198
4,634
6,523
9,057
12,206
14,127
16,916
16,077
19,596
27,253
34,282
45,414
44,581
53,275
67,756
93,648
127,589
148,073
7,090
6,051
5,531
4,524
4,610
3,958
5,654
6,022
10,818
12,325
14,414
14,058
16,890
23,674
29,615
38,419
38,659
47,407
60,636
84,148
115,548
134,879
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
08**
Credit Operations including Endorsements and Sureties
Credit Operations

(*) In constant currency as of December 31, 1995 up to that date; in nominal amounts thereafter. (**) At Jun 30, 2008

Consolidated Balance Sheet

The loan portfolio, comprising both individuals and companies, continued to grow in the second quarter of 2008. Within the individuals segment, vehicle financing transactions are to be highlighted, while loans and financing to micro, small and mid-sized companies stood out within the business segment. The volume of credit linked to foreign currencies decreased by 0.5% in the quarter and represented 19.4% of the total portfolio. The share of loans rated "AA" to "C" increased by 0.1 percentage point in the quarter, corresponding to 91.9% of the total portfolio.

The Food and Beverages industry showed the highest concentration risk, accounting for 4.5% of the total portfolio. The industries which posted the most significant growth in the quarter were: Electricity Generation, Transmission and Distribution (23.7%, or a R$ 651 million increase), Real Estate (17.1% or a R$ 493 million increase); Finance (9.8%, or R$ 463 expansion); Electric-Electronic Products (13.6%, or R$ 442 million growth), and Metallurgy and Steel (11.5%, or a R$ 433 million rise). The share of the 100 largest debtors in the portfolio declined from 16.2% to 16.0% in the second quarter of 2008.

Credit Portfolio Development Consolidated by Client Type and Currency

R$ million

				Variation			
Local Currency	Jun/08	Mar/08	Jun/07	Jun/08 - Mar/08		Jun/08 - Jun/07	
	Balance	Balance	Balance	Balance	%	Balance	%
Individuals	**62,133**	**57,869**	**44,993**	**4,264**	**7.4%**	**17,140**	**38.1%**
Credit Card	11,076	10,463	8,867	613	5.9%	2,209	24.9%
Personal Loans	15,017	14,679	13,844	338	2.3%	1,173	8.5%
Vehicles	36,040	32,727	22,282	3,313	10.1%	13,758	61.7%
Businesses	**50,237**	**44,427**	**34,202**	**5,810**	**13.1%**	**16,035**	**46.9%**
Corporate	24,838	22,994	18,940	1,844	8.0%	5,898	31.1%
Micro, Small and Medium-Sized Companies	25,398	21,432	15,261	3,966	18.5%	10,137	66.4%
Mandatory Loans	**7,232**	**6,767**	**5,711**	**465**	**6.9%**	**1,520**	**26.6%**
Rural Loans	4,052	3,892	3,236	160	4.1%	816	25.2%
Mortgage Loans	3,180	2,875	2,476	305	10.6%	705	28.5%
Argentina/Chile/Uruguay	-	-	-	-	-	-	-
Total	**119,601**	**109,063**	**84,906**	**10,538**	**9.7%**	**34,696**	**40.9%**
Foreign Currency							
Individuals	**143**	**37**	**42**	**106**	**282.7%**	**101**	**241.3%**
Credit Card	-	-	-	-	-	-	-
Personal Loans	143	37	42	106	282.7%	101	241.3%
Vehicles	-	-	-	-	-	-	-
Businesses	**19,071**	**18,189**	**12,684**	**882**	**4.8%**	**6,387**	**50.4%**
Corporate	14,707	14,386	10,041	321	2.2%	4,666	46.5%
Micro, Small and Medium-Sized Companies	4,364	3,803	2,642	560	14.7%	1,722	65.2%
Mandatory Loans	-	**4**	-	**(4)**	-	-	-
Rural Loans	-	4	-	(4)	-	-	-
Mortgage Loans	-	-	-	-	-	-	-
Argentina/Chile/Uruguay	**9,258**	**10,397**	**7,190**	**(1,139)**	**-11.0%**	**2,068**	**28.8%**
Total	**28,472**	**28,627**	**19,916**	**(156)**	**-0.5%**	**8,556**	**43.0%**

Note: Includes endorsements and sureties

Consolidated Credit Portfolio by Client Type and Risk Level

R$ million

Jun 30, 08	AA	A	B	C	D	E	F	G	H	Total
Individuals	**0**	**39,091**	**10,995**	**3,124**	**3,261**	**1,595**	**1,184**	**556**	**2,470**	**62,276**
Credit Card	0	2,743	5,321	951	906	359	203	133	459	11,076
Personal Loans	0	4,870	4,009	1,044	1,864	961	778	275	1,359	15,160
Vehicles	-	31,478	1,664	1,129	491	275	203	148	652	36,040
Businesses	**24,734**	**24,953**	**14,785**	**2,527**	**956**	**557**	**180**	**119**	**496**	**69,308**
Corporate	20,579	15,318	3,375	144	24	20	42	2	41	39,545
Small and Medium-Sized Companies	4,155	9,636	11,409	2,383	932	537	138	116	455	29,762
Mandatory Loans	1,678	3,846	1,085	193	117	185	40	17	70	7,232
Argentina/Chile/Uruguay	3,986	3,444	342	1,322	62	34	11	14	43	9,258
Total	**30,398**	**71,335**	**27,206**	**7,167**	**4,396**	**2,370**	**1,415**	**705**	**3,079**	**148,073**

Note: Includes endorsements and sureties

Consolidated Balance Sheet

Quality of Credit Assets

The chart below presents a set of performance indicators associated with the quality of our credit assets.

Credit Portfolio Growth

The chart below shows that our credit portfolio growth has outperformed the market, resulting in an increase in our market share.

Asset Quality Credit

R$ million

	Jun 30, 08	Mar 31, 08
Loans	134,879	125,660
Loans E-to-H	7,563	7,207
NPL (+60 days)	5,850	5,452
Provision Balance	8,388	8,147
Provision in Excess of Minimum	2,150	2,150
Charge-offs	1,679	1,624
Recoveries	296	247
Expenses for Provisions for Loan Losses	1,958	1,830
Loans E-to-H / Loans	5.6%	5.7%
NPL / Loans	4.3%	4.3%
Provision Balance / NPL	143%	149%
Provision Balance / Loans E-to-H	111%	113%
Provision Balance / Loans	6.2%	6.5%
Excess Provision / Loans	1.6%	1.7%
Charge-offs / Avg. Loans	1.5%	1.3%
Charge-offs / Avg. Loans E-to-H	23.0%	22.6%
Expenses for Provision / Avg. Loans	1.8%	1.5%
Result from Loan Losses / Avg. Loans	1.2%	1.3%

Note: Endorsements and Sureties not included.

Quarterly Growth of Credit Portfolio - Itaú vs Market



1.5%
3.4%
4.8%
5.6%
7.2%
8.6%
11.0%
9.2%
8.5%
6.1%
8.9%
7.5%
1st Q/07
2nd Q/07
3rd Q/07
4th Q/07
1st Q/08
2nd Q/08
Itaú
Market

Note: Does not include sureties and endorsements. Do not considers the Argentina, Chile and Uruguay operations.

Source: Brazilian Central Bank

Real Estate Credit

During the second quarter of 2008, the real estate credit portfolio reached R$ 3,180 million, a 10.6% growth quarter-on-quarter. Between April and June, the volume of new real estate financing contracts with individuals added up to R$ 408 million, growing by 38.5% compared to the prior quarter. Within the company segment, the total contract amount was R$ 768 million, up 57.7% from the previous quarter.

Payroll Credit

The payroll credit portfolio added up to R$ 3,182 million at the end of June 2008, decreasing by 1.4% compared to the prior quarter. The balance of transactions carried out with current account holders increased by 11.9% in the period, to reach R$ 959 million. On the other hand, the balance of transactions with non-account holders declined by 6.2% compared to the prior quarter, chiefly as a result of the termination of our agreement with BMG for the acquisition of new payroll credit transactions.

Real Estate Portfolio

R$ million



1200
1000
800
600
400
200
0
30%
25%
20%
15%
10%
5%
0%
149
171
281
397
304
507
435
1,149
790
1,176
14.4%
9.9%
16.7%
21.7%
11.1%
16.3%
18.7%
16.5%
11.8%
20.3%
1stQ/06
2ndQ/06
3rdQ/06
4thQ/06
1stQ/07
2ndQ/07
3rdQ/07
4thQ/07
1stQ/08
2ndQ/08
New Contracts
Market Share

Payroll Credit

R$ million



1,930
2,046
2,440
2,550
2,369
2,223
412
457
493
754
857
959
1st Q/07
2nd Q/07
3rd Q/07
4th Q/07
1st Q/08
2nd Q/08
Account Holders
Non Account Holders

Consolidated Balance Sheet

Credit Card

During the second quarter of 2008, the financed portion of credit card transactions as a percentage of the total portfolio balance slightly decreased, as shown in the opposite chart that depicts the evolution of this relationship over the past quarters.

Credit Card Portfolio



35.8%
35.0%
31.0%
35.3%
33.1%
64.2%
65.0%
69.0%
64.7%
66.9%
Jun/07
Sep/07
Dec/07
Mar/08
Jun/08
Non Financed
Financed

Funding from customers

In the second quarter of 2008, funds obtained totaled R$ 146,471 million, up 12.2% from the prior quarter. Such increase was primarily driven by the 19.4% expansion in time deposit balance and 19.8% in debentures and mortgage notes.. The Bank leverages its large customer base to obtain the funds required to support the expansion in the volume of credit transactions. During one year, total funding grew by 35.6%, while time deposits increased by 42.7%. In the same period, debentures and mortgage notes increased by 57.6%. The funding profile is closely related to liquidity management, where: (a) cash flow is managed so that funds obtained from customers support their credit transactions; (b) with the higher demand for credit assets, Itaú meets its marginal funding needs through funds obtained in the market.

Funding from Customers

R$ million

	Jun 30, 08	%	Mar 31, 08	%	Jun 30, 07	%	Variation (%)	
							Jun/08-Mar/08	Jun/08-Jun/07
Demand deposits	19,120	13.1%	19,847	15.2%	19,224	17.8%	-3.7%	-0.5%
Savings deposits	28,881	19.7%	28,388	21.8%	24,075	22.3%	1.7%	20.0%
Time deposits	34,200	23.3%	28,634	21.9%	23,974	22.2%	19.4%	42.7%
Debentures / Mortgage notes	64,269	43.9%	53,648	41.1%	40,770	37.7%	19.8%	57.6%
Total	**146,471**	**100.0%**	**130,517**	**100.0%**	**108,043**	**100.0%**	**12.2%**	**35.6%**

Stockholders' Equity

At June 30, 2008, the stockholders' equity totaled R$ 30,341 million, increasing by 3.7% from the first quarter of the year. The Basel ratio stood at 16.4% in June, corresponding to a 0.2 percentage point decreased from the prior period. Finally, if changes in the weighting of certain assets and in the determination of the benchmark equity in economic/ financial consolidated terms, as introduced by the Central Bank effective July 1, 2008, were considered, the ratio would have remained unaltered at 16.4%.

Balance Sheet by Currency (*)

The Balance Sheet per Currency shows the balances linked to the local and foreign currencies. At June 30, 2008, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a liability totaling US$ 5,041 million. It should be pointed out that the gap management policy adopted by the Bank takes into consideration the tax effects on this position. As the profits from exchange rate variation on investments abroad are not taxed, we have set up a hedge (a liability in foreign exchange derivatives) for a sufficient amount, so that the total foreign exchange exposure, net of tax effects, is virtually nil and consistent with our strategy of low exposure to risk.

R$ million

Assets	Jun 30,08					Mar 31,08
	Consolidated	Business in Brazil			Business Abroad	Business in Brazil
		Total	Local Currency	Foreign Currency		Foreign Currency
Cash and Cash Equivalents	5,601	4,305	3,716	589	1,327	550
Short Term Interbank Deposits	68,067	61,739	61,577	162	9,996	25
Securities	71,309	64,030	62,618	1,412	13,839	1,017
Loans	134,879	116,780	108,726	8,054	20,887	6,918
(Allowance for Loan Losses)	(8,388)	(8,132)	(8,132)	0	(256)	0
Other Assets	68,534	72,241	58,430	13,811	2,937	17,767
Foreign Exchange Portfolio	19,600	25,666	12,243	13,423	557	17,329
Other	48,934	46,575	46,187	388	2,379	438
Permanent Assets	3,868	13,098	2,703	10,395	1,170	11,100
TOTAL ASSETS	343,870	324,060	289,637	34,422	49,900	37,378
DERIVATIVES - PURCHASED POSITIONS						
Futures				14,091		15,519
Options				5,225		13,429
Swaps				11,135		11,254
Other				6,880		8,403
TOTAL ASSETS AFTER ADJUSTMENTS (a)				71,755		85,982

Liabilities	Jun 30,08					Mar 31,08
	Consolidated	Business in Brazil			Business Abroad	Business in Brazil
		Total	Local Currency	Foreign Currency		Foreign Currency
Deposits	83,496	65,122	65,059	63	18,820	33
Funds Received under Securities Repurchase Agreements	96,220	94,865	94,865	0	1,358	0
Funds from Acceptances and Issue of Securities	7,741	9,669	3,579	6,090	4,268	6,755
Borrowings and On-Lendings	17,857	14,764	7,294	7,470	9,455	7,988
Derivative Financial Instruments	4,773	3,575	3,575	0	1,244	0
Other Liabilities	74,619	77,563	62,388	15,176	4,330	17,398
Foreign Exchange Portfolio	20,256	26,092	12,116	13,976	783	15,966
Other	54,364	51,471	50,272	1,200	3,548	1,433
Technical Provisions of Insurance, Pension Plans and Capitalization	26,637	26,637	26,637	0	0	0
Deferred Income	71	58	58	0	13	0
Minority Interest in Subsidiaries	2,115	1,466	1,466	0	17	0
Stockholders' Equity	30,341	30,341	30,341	0	10,395	0
TOTAL LIABILITIES	343,870	324,060	295,262	28,798	49,900	32,175
DERIVATIVES - SOLD POSITIONS						
Futures				23,738		23,522
Options				5,068		14,008
Swaps				17,908		18,543
Other				3,479		4,322
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)				78,990		92,570
Foreign Exchange Position (c = a - b)				(7,236)		(6,588)
Foreign Exchange Position of Minority Stockholders (d)				(789)		(871)
Net Foreign Exchange Position after Minority Stockholders (c + d) R$				(8,025)		(7,459)
Net Foreign Exchange Position after Minority Stockholders (c + d) US$				(5,041)		(4,264)

(*) Excludes transactions between local and foreign business.

Banco Itaú Holding Financeira S.A.

Value at Risk
Activities Abroad
Ownership Structure
Performance in the Stock Market

Value at Risk (VaR)

VaR of the Business Units of Itaú

We show below tables with the VaR of the units of Itaú.

Banco Itaú

As the fixed rate market is expected to maintain its trend, Itaú continued to pursue its strategy of optimizing the risk/return ratio.

The Structural Gap, including commercial transactions and related financial instruments, declined in almost all risk factors which comprise this portfolio, except for the fixed-rate risk factor, that was affected by the increase in the benchmark interest rate established by the Brazilian Monetary Policy Committee, as well as by uncertainties regarding the potential length of the inflation fighting cycle, which impacted Global VaR at the end of the quarter.

Structural Gap Banco Itaú VaR (*)

R$ million

	Jun 30, 08	Mar 31, 08
Fixed Rate	96.4	87.1
Benchmark Rate (TR)	6.7	6.8
Inflation Rates	4.0	6.3
Dollar Coupon Rate	7.0	11.5
Foreign Exchange (**)	0.4	0.1
Equities	5.4	2.0
Diversification Impact	(18.1)	(23.3)
Global VaR (**)	**101.8**	**90.5**

(*) VaR refers to the maximum potential loss in 1 day, with a 99% confidence level.
(**) Considering the effects of tax adjustments.

During the quarter, the portfolio Average Stress VaR reached R$ 84.3 million. At June 30, 2008, the Global Stress VaR stood at R$ 68.6 million. In the period, the major exposures underlying this position were those taken in the domestic dollar market.

Stress VaR of the Proprietary Desk of Banco Itaú

R$ million

	Jun 30, 08	Mar 31, 08
Global Stress VaR	**(68.6)**	**(56.6)**
Maximum Global Stress VaR in the quarter	(163.1)	(144.6)
Average Global Stress VaR in the quarter	(84.3)	(72.4)
Minimum Global Stress VaR in the quarter	(57.8)	(32.2)

Itaú BBA

The second quarter of 2008 saw increasing concerns over inflation from food and fuel prices, which drove monetary policy expectations worldwide, increasing projections for domestic and international interest rate curves. The financial markets continued under pressure on account of the subprime crisis in the US, overshadowing the positive impact of the assignment of investment grade to Brazil by the risk-rating agencies Standard&Poor's and Fitch.

Itaú BBA is always rigorous in the application of a prudent market risk management policy, so that even in this more volatile environment, its values at risk remained negligible in comparison to the institution's net equity. Average VaR for the quarter corresponds to a mere 0.5% of the Bank's tier 1 capital.

Banco Itaú BBA VaR

R$ million

	Jun 30, 08	Mar 31, 08
Fixed Rate	9.1	7.1
Dollar Coupon Rate	1.7	5.7
Foreign Exchange (*)	0.1	6.8
Equities	2.9	1.7
Sovereign	9.7	5.4
Inflation Rates	1.6	3.4
Foreign Interest Rates	1.3	5.8
Commodities	0.3	1.0
Foreign Exchange - Other Currencies	0.7	1.2
Other	1.0	1.3
Diversification Impact	(13.8)	(24.0)
Global VaR (*)	**14.5**	**15.4**

(*) Considering the effects of tax adjustments.

Itaú

The next table shows Banco Itaú Holding Financeira consolidated Global VaR, comprising the portfolios of Itaú BBA, Banco Itaú Europa, Banco Itaú Argentina, Banco Itaú Chile, and Itaú's structural portfolio. Itaú's and Itaú BBA's portfolios are analyzed together and segregated by risk factor. It can be seen that the diversification of business units' risks is significant, which enables the group to maintain an overall exposure to market risk at very low levels when compared to its equity.

Banco Itaú continues to adhere to its policy of operating within relatively low limits. The maintenance of Total Global risk levels in the quarter was driven by changes in the portfolio mix. No significant growth in these levels was seen, even with the increased volatility of the fixed-rate risk factor and

Itaú VaR (*)

R$ million

	Jun 30, 08	Mar 31, 08
Fixed Rate	99.8	93.4
Benchmark Rate (TR)	6.7	6.8
Inflation Rates	3.0	4.9
Dollar Coupon Rate	6.7	16.8
Foreign Exchange (**)	0.4	6.7
Private and Sovereign Securities	14.7	22.3
Equities	8.9	1.4
Foreign Interest Rates	2.8	10.4
Commodities	0.3	1.0
Foreign Exchange - Other Currencies	0.7	1.2
Other	1.0	1.3
Banco Itaú Europa	3.8	3.1
Banco Itaú Buen Ayre	3.0	1.4
Banco Itaú Chile	0.4	1.1
Diversification Impact	(41.2)	(64.8)
Global VaR (**)	**110.8**	**107.0**

(*) Not considering the Proprietary Desk Portfolio.
(**) Considering the effects of tax adjustments.

Find out more on risk management in Note 20 to the Financial Statements or in our Investor Relations website, www.itauri.com.br, in the Corporate Governance / Risk Management section, and also in Form 20-F, available in the Financial Information/SEC Files section.

Activities Abroad

Financial Statements

Below we present the financial statements of our main units abroad.

On June 30, 2008

R$ million

ASSETS	Consolidated Itaú Europa	Banco Itaú Argentina S.A.	Consolidated Chile	Consolidated Uruguay
Current and Long Term Assets	**10,490**	**2,108**	**8,221**	**2,106**
Cash and Cash Equivalents	121	84	252	570
Short Term Interbank Deposits	4,038	214	268	356
Securities	1,532	115	1,303	80
Loans	4,518	1,351	6,239	1,099
(Allowance for Loan Losses)	(39)	(29)	(89)	(61)
Other Credits	168	156	177	54
Other Assets	152	217	71	6
Permanent Assets	**605**	**41**	**115**	**23**
Investments	389	7	1	0
Fixed Assets	10	29	74	21
Deferred Changes	206	5	40	2
TOTAL ASSETS	**11,095**	**2,149**	**8,337**	**2,128**

LIABILITIES	Consolidated Itaú Europa	Banco Itaú Argentina S.A.	Consolidated Chile	Consolidated Uruguay
Current and Long Term Liabilities	**10,085**	**1,976**	**7,376**	**1,893**
Deposits	6,146	1,770	5,047	1,587
Deposits Received under Securities Repurchase Agreements	157	68	173	-
Funds from Acceptances and Issue of Securities	2,116	-	800	-
Borrowings and On-lendings	995	1	846	13
Derivative Financial Instruments	147	1	209	-
Other Liabilities	525	136	301	293
Deferred Income	**8**	**0**	**0**	**-**
Minority Interest in subsidiaries	**0**	**-**	**0**	**0**
Stockholders' Equity of Parent Company	**1,001**	**173**	**960**	**235**
TOTAL LIABILITIES	**11,095**	**2,149**	**8,337**	**2,128**

Statement of Income

R$ million

2nd Quarter/08	Consolidated Itaú Europa	Banco Itaú Argentina S.A.	Consolidated Chile	Consolidated Uruguay
Financial Margin	**37**	**39**	**55**	**25**
Result from Loan Losses	**(4)**	**(2)**	**(12)**	**2**
Provision for Loan and Lease Losses	(4)	(2)	(14)	1
Recovery of Credits Written Off as Losses	-	0	2	2
Net Result from Financial Operations	**33**	**38**	**43**	**27**
Other Operating Income/(Expenses)	**9**	**(34)**	**(26)**	**(14)**
Banking Service Fees	35	14	11	34
Non-interest Expenses	(58)	(51)	(39)	(57)
Equity in the Earnings of Associated Companies	22	1	(0)	-
Other Operating Income	11	3	1	10
Operating Income	**42**	**4**	**17**	**13**
Non-operating Income	-	1	(1)	(1)
Income before Tax and Profit Sharing	**42**	**5**	**16**	**12**
Income Tax and Social Contribution	**(0)**	**(0)**	**(1)**	**(1)**
Profit Sharing	**(1)**	**(1)**	**-**	**-**
Minority Interests	**(0)**	**-**	**(0)**	**0**
Recurring Net Income	**41**	**3**	**15**	**11**
Return on Equity - Annualized (%py)	**15.6%**	**7.1%**	**6.1%**	**19.5%**
Efficiency Ratio	**70.1%**	**92.2%**	**56.8%**	**83.9%**

Note: From the first quarter of 2008 we are including the following companies in the Europe Consolidated: Itaúsa Europa-Investimentos SGPS, Itaúsa Portugal-SGPS, Itaú Europa-SGPS, IPI-Itaúsa Portugal Investimentos SGPA Lda, BIEL Holdings AG and Itaú Europa Luxembourg Advisory Holding Company SA.

Europe (Lisbon, London and Luxembourg)

We are active in foreign trade, placement of euronotes, offer of more sophisticated financial instruments (Structured Notes), and private banking.

Net income was favorably impacted by treasury operations with higher gains on the derivative financial instruments.

Argentina

During the quarter, our consolidated assets grew by R$ 67 million (3.2%), funded by increased deposits as a result of the expansion and acquisition of new customers in the Argentine market. During the quarter, 9 thousand current accounts were opened and 2 new branches were opened in that country.

Net income reached R$ 3 million due to the increased financial margin arising from the higher volumes and spread on transactions with the Corporate segment customers, as well as higher gains on treasury transactions, partly offset by increased costs brought about by the new workers' union agreement.

Activities Abroad

On March 31, 2008

R$ million

ASSETS	Consolidated Itaú Europa	Banco Itaú Argentina S.A.	Consolidated Chile	Consolidated Uruguay
Current and Long Term Assets	**10,758**	**2,040**	**9,791**	**2,156**
Cash and Cash Equivalents	183	96	258	322
Short Term Interbank Deposits	4,354	199	154	526
Securities	1,681	85	1,638	104
Loans	4,378	1,367	7,305	1,137
(Allowance for Loan Losses)	(37)	(30)	(106)	(66)
Other Credits	120	114	273	129
Other Assets	79	209	270	4
Permanent Assets	**628**	**42**	**147**	**22**
Investments	386	6	1	0
Fixed Assets	12	36	97	20
Deferred Changes	231	-	49	2
TOTAL ASSETS	**11,386**	**2,082**	**9,938**	**2,177**

LIABILITIES	Consolidated Itaú Europa	Banco Itaú Argentina S.A.	Consolidated Chile	Consolidated Uruguay
Current and Long Term Liabilities	**10,266**	**1,903**	**8,902**	**1,947**
Deposits	6,342	1,675	5,990	1,606
Deposits Received under Securities Repurchase Agreements	171	-	265	-
Funds from Acceptances and Issue of Securities	2,151	-	985	-
Borrowings and On-lendings	955	86	872	10
Derivative Financial Instruments	108	-	303	-
Other Liabilities	540	142	488	330
Deferred Income	**9**	-	**0**	-
Minority Interest in subsidiaries	**0**	-	**0**	**0**
Stockholders' Equity of Parent Company	**1,110**	**179**	**1,035**	**230**
TOTAL LIABILITIES	**11,386**	**2,082**	**9,938**	**2,177**

Statement of Income

R$ million

1st Quarter/08	Consolidated Itaú Europa	Banco Itaú Argentina S.A.	Consolidated Chile	Consolidated Uruguay
Financial Margin	**40**	**29**	**107**	**27**
Result from Loan Losses	**(4)**	**(2)**	**(28)**	**(3)**
Provision for Loan and Lease Losses	(4)	(2)	(31)	(4)
Recovery of Credits Written Off as Losses	-	0	4	1
Net Result from Financial Operations	**36**	**27**	**80**	**24**
Other Operating Income/(Expenses)	**(15)**	**(28)**	**(46)**	**(26)**
Banking Service Fees	36	17	20	33
Non-interest Expenses	(73)	(46)	(70)	(64)
Equity in the Earnings of Associated Companies	6	1	0	-
Other Operating Income	17	-	4	5
Operating Income	**21**	**(1)**	**34**	**(2)**
Non-operating Income	-	1	2	1
Income before Tax and Profit Sharing	**21**	**0**	**36**	**(1)**
Income Tax and Social Contribution	**(4)**	-	**(5)**	**(1)**
Profit Sharing	**(2)**	-	-	-
Minority Interests	**0**	-	**(0)**	**0**
Recurring Net Income	**14**	**0**	**30**	**(2)**
Return on Equity - Annualized (%py)	**5.1%**	**0.3%**	**13.3%**	**-3.0%**
Efficiency Ratio	**79.2%**	**99.9%**	**53.3%**	**97.8%**

Chile

The significant 16.1% decline in our total consolidated assets directly reflects the impacts of the 24.3% depreciation of the Chilean peso against the real. Accordingly, real growth in the quarter amounted to 8.2%, supported by a 2.4% increase in the individuals segment customer base.

Net income was negatively impacted by foreign exchange effects on derivative financial instruments with counterparties on the treasury gains in Brazil, partly offset by a lower provision for doubtful accounts and lower personnel expenses.

Uruguay

Our banking operations rank third among all private financial institutions in Uruguay in terms of consolidated assets which, during the past quarter, declined by 2.3% as a result of the 5.0% devaluations of the Uruguayan peso against the real. Therefore, real growth stood at 2.7%, driven by a 5.9% expansion in our customer base.

Net income totaled R$ 11 million, chiefly due to the reversal of provisions for doubtful accounts as a result of changes in the local law and lower personnel expenses.

Ownership Structure

Management of our ownership structure is intended to optimize the capital allocation to the various segments comprising the conglomerate.

Note 15 to the consolidated Financial Statements sets out the average acquisition cost of treasury shares, as well as the activity in options granted to conglomerate executives under the "Option Plan".

BANCO ITAÚ HOLDING FINANCEIRA S.A.			
Total Shares (in thousands)	**Common**	**Preferred**	**Total**
Balance at March 2008	1,253,000	1,190,992	2,443,992
Canceled	(10,266)	(15,000)	(25,266)
Bonus Shares (25%)	310,684	293,998	604,682
Balance at June 2008	1,553,418	1,469,990	3,023,408
Treasury shares - June 2008 (in thousands)	**-**	**(58,142)**	**(58,142)**
Total Shares (-) Treasury (in thousands)	**1,553,418**	**1,411,848**	**2,965,266**
Number of shareholders - June 2008			**74,131**

The organization chart below summarizes our current ownership structure.



Família E.S.A.
60.82% CS
34.22% Total
Free Float
39.18% CS
82.37% PS
Itaúsa
86.56% CS
45.35% Total
Free Float
10.14% CS
87.86% PS
Bank of America
3.31% CS
12.13% PS
7.51% Total
Banco Itaú Holding Financeira S.A.
Banco Itaú Chile
100.00% CS
100.00% Total
Banco Itaú Uruguay
100.00% CS
100.00% Total
Banco Itaú
100.00% CS
100.00% Total
Banco Itaú BBA
50.00% CS
95.75% Total
(Note)
Banco Itaú Europa
17.57% CS
19.53% Total
Itaú Corretora de Valores
99.99% CS
99.99% Total
Orbitall
100.00% CS
100.00% Total
Banco Itaucard
100.00% CS
100.00% Total
Itaú Bank Ltd.
100.00% CS
100.00% Total
Banco Itaú Argentina
99.71% CS
99.96% Total
Banco Itauleasing
100.00% CS
99.99% Total
Financeira Americanas Itaú
50.00% CS
50.00% Total
Banco Fiat
99.99% CS
99.99% Total
Banco Itaucred
100.00% CS
100.00% Total
Financeira Itaú CBD
50.00% CS
50.00% Total
Itaú Capitalização
99.99% CS
99.99% Total
Itaú Seguros
100.00% CS
100.00% Total
Itaú Vida e Previdência
100.00% CS
100.00% Total

Note: Itaúsa's direct and indirect interest in Banco Itaú Europa is 89.33%.

Performance in the Stock Market

On June 30, 2008, our preferred shares (ITAU4) were traded at R$ 32.60 per share, while common shares (ITAU3) were traded at R$ 30.25 per share. Our ADRs (ITU), traded on the New York Stock Exchange (NYSE), closed the second quarter of 2008 with a 14.3% appreciation compared to the same period of 2007, quoted at US$ 20.31 per ADR. At the end of the second quarter of 2008, Itaú Holding's market capitalization was R$ 96.7 billion.

Stock Market Performance (São Paulo Stock Exchange) - R$

Second Quarter - 2008	Preferred Shares	Common Shares
Maximum in the quarter (a)	38.50	36.00
Average in the quarter	35.80	32.22
Minimum in the quarter (b)	31.64	29.52
Variation % (a/b)	21.7%	22.0%
Last Price (*)	32.60	30.25

(*) On June 30, 2008.

It should be pointed out that in the second quarter of 2008:

A) The average financial volume of trading of our shares and ADRs reached R$ 395.4 million, growing by an impressive 70.5% compared to the second quarter of 2007.

B) The financial volume traded on NYSE amounted to R$ 16.1 billion and corresponded to 64.4% of the total volume of shares and ADRs.

Share Buyback Program

The program to repurchase shares for treasury is primarily intended to optimize the utilization of capital, considering the price opportunities and the Bank's stock option program. These shares, when not used in the program of remuneration of directors, are usually canceled. Volumes traded and minimum, average and maximum prices charged by Itaú Holding in transactions with its own shares are disclosed on a monthly basis to regulatory bodies and can be found on the Investor Relations website ("Corporate Governance" section).

Pursuant to a resolution of the Extraordinary General Meeting on April 23 2008, in the first half of 2008, 25,265,646 shares were canceled, comprising 15,000,000 common and 10,265,546 preferred shares.

Share Buyback

Year	Preferred Shares	Common Shares	Total of Shares
2003	5,101,019	23,005,584	28,106,603
2004	20,056,200	2,494,930	22,551,130
2005	59,257,400	9,333,666	68,591,066
2006	-	1,217,800	1,217,800
2007	6,482,400	272,200	6,754,600
2008 (*) (**)	31,379,900	-	31,379,900
Total	122,276,919	36,324,180	158,601,099

(*) Year-to-date position as of June 30;
(**) In November 2007, the Board of Directors extended for one more year the acquisition term, and authorized the Bank to acquire up to 83,000,000 book-entry own shares, with no par value, comprising up to 5,600,000 common and up to 77,400,000 preferred shares. Repurchased shares will be kept in treasury, canceled or placed again on the market.

Apimec 2008 Cycle – 1st Half of the Year

Under the Apimec 2008 Cycle throughout the country, nine meetings were held in the period: three in May (Florianópolis, Juiz de Fora and Rio de Janeiro), and six in June (Salvador, Recife, Santos, Uberlândia, Ribeirão Preto and Goiânia). The total audience of these meetings reached approximately 1,200 people. It should be noted that, in addition to the 12 meetings held in the first half of the year, Itaú made a presentation for the second consecutive year at Caxias do Sul, on July 14. The meeting to be held in the city of São Paulo is scheduled for September 1.

Number of Stockholders

In the second quarter of 2008, the number of Itaú stockholders was 74,131.

When compared to the same period of the prior year and the first quarter of 2008, this figure represents increases of 30.2% and 6.3%, respectively.

Itaú rating upgrade

Standard & Poor's and Fitch Ratings, two of the largest international risk rating agencies, upgraded by one notch the investment grade of Banco Itaú Holding Financeira S.A., Banco Itaú S.A., and Banco Itaú BBA S.A., from BBB- to BBB. Such upgrade reflects, among other factors, the enhanced credit quality, as well as the support of the conglomerate controlling stockholders and improvements in the operating environment.

Form 20-F

During the quarter, Itaú filed its 2007 Form 20-F with the U.S. Securities and Exchange Commission (SEC). The Form 20-F comprises the financial statements prepared under accounting principles generally accepted in the United States (US GAAP), as well as information on the Bank operations. The Portuguese translation of the Form 20-F was filed with the Brazilian Securities Commission (CVM) and the São Paulo Stock Exchange (Bovespa). For additional information, please access Itaú's Investor Relations website (www.itauri.com.br).

Corporate Governance Policy

In May 2008, Banco Itaú Holding S.A.'s Corporate Governance Policy was approved. The Policy:

- Is intended to reflect the current corporate structures in order to protect the interests of shareholders and the market in general, that guide Itaú's management.
- Refers to the By-law, Charters of the Board of Directors and other statutory bodies and Committees, the Code of Ethics and other internal regulations of Itaú Holding, in addition to the concept of Independent Member of the Board.

The fundamental principle on which Itaú Holding's Policy relies is the pursuit of excellence in Corporate Governance, with a view to strengthening and promoting the best conditions for the development of its subsidiaries. The full text of Itaú's Corporate Governance Policy can be found on our Investor Relations website (www.itauri.com.br).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (0xx11) 3674-2000

Report of Independent Accountants on Supplementary Information

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1. In connection with our audits of the financial statements of Banco Itaú Holding Financeira S.A. and Banco Itaú Holding Financeira S.A. and its subsidiaries as of June 30, 2008 and 2007 and for the six-month periods then ended, on which we issued an unqualified opinion dated August 4, 2008, we performed a review of the supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries for the second quarter of 2008.

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management Discussion and Analysis Report on the Consolidated Operations of the Banco Itaú Holding Financeira S.A. and its subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

3. On the basis of our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at June 30, 2008 taken as a whole.

São Paulo, August 4, 2008

CRC 2SP000160/O-5
PricewaterhouseCoopers
Auditores Independentes

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

Banco Itaú Holding Financeira S.A.

Complete Financial Statements

June 30, 2008

BANCO ITAÚ HOLDING FINANCEIRA S.A.

INFORMATION ON THE RESULTS FOR THE FIRST HALF OF 2008

We present below the main results of Banco Itaú Holding Financeira S.A. (Itaú) for the first half of 2008. The complete financial statements and the Management's Discussion & Analysis Report are available on the Itaú website (http://www.itauri.com.br).

1. Consolidated net income of Itaú in the first half of 2008 totaled R$ 4.1 billion, with annualized return of 27.7% on average equity. Recurring net income increased 6.2% as compared to the first half of 2007, with annualized return of 27.5%. Consolidated stockholders' equity totaled R$ 30.3 billion, a 14.3% increase as compared to June 2007. Basel ratio stood at 16.4% at the end of June 2008.

2. The preferred shares of Itaú posted an appreciation of 3.1%, as compared to the quotation of March 31, 2008. The market value of Itaú at Stock Exchanges was R$ 96.7 billion at the end of June. In this half we highlight the repurchase by Treasury of 1% of total outstanding shares, equivalent to the amount of R$ 1.3 billion. With no reduction in capital stock, 10.3 million common shares and 15.0 million preferred shares, all book-entry, issued by the Company itself and held in treasury, were cancelled. At the A/ESM held on April 23, 2008, stockholders resolved to issue bonus shares in the proportion of one new share to every four shares of the same type. Monthly dividends were maintained at R$ 0.012 per share, so the amounts paid to stockholders increased by 25%, after the inclusion of bonus shares in the shareholding position.

3. Itaú paid or provided R$ 3.8 billion for its own taxes and contributions for the half. In addition, it withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 2.7 billion.

4. Itaú's consolidated assets increased 34.6% as compared to June 2007, totaling R$ 343.9 billion. The loan portfolio, including endorsements and sureties, grew 41.3% as compared to the same period of 2007, totaling R$ 148.1 billion. In Brazil, non-mandatory loans to the individuals segment grew 38.3% in relation to June 2007, reaching R$ 62.3 billion, while the very small, small and middle-market company segment grew 66.2% as compared to June 2007, totaling R$ 29.8 billion.

5. Total free, raised and managed own assets increased 23.2% as compared to the same period in the previous year, totaling R$ 514.7 billion. Demand, time and savings deposits increased 22.8%. Technical provisions for insurance, pension plan and capitalization reached R$ 26.6 billion, an increase of 23.8% as compared to June 2007.

6. Banco Itaú BBA consolidated its leadership in origination and distribution of fixed-income and securitization operations with market shares of 46% and 51%, respectively, and ranked first in the origination of securities/variable-income operations, with market share of 29%, according to the National Association of Investment Banks (ANBID) ranking of June 2008. In addition, it received the award for the Brazil category of the "World's Best Investment Banks 2008" from Global Finance, an American publication specialized in financial institutions all over the world.

7. At the end of June, Itaú employed 69,163 people. After making investments to expand the client service areas, particularly news ventures, the number of employees increased 7.8% as compared to the same period of 2007. The employees' fixed compensation plus charges and benefits totaled R$ 2.5 billion for the period. Welfare benefits granted to employees and their dependants totaled R$ 420 million. In addition, Itaú also invested R$ 47 million in education, training and development programs. Following its strategy of organic growth, and taking advantage of the opportunities generated by the economic stability and increase in the population's income, Itaú Holding continues to invest in the strong expansion of its service network. In the first half, it opened 63 branches and service centers in companies. By the end of the year, it expects to have more than 100 new branches.

8. In April 2008, Banco Itaú purchased the total shares of Unión Capital AFAP S.A., a company that manages private pension funds and has 20% of the market share of pension funds assets in Uruguay. The operation was approved by the related regulatory bodies in July 2008.

9. Itaú was elected the Best Retail Bank in Latin America for the last twenty years by Latin Finance Magazine and, for the second consecutive year, the Best Managed Company in Latin America in the banking and financial sector, by Euromoney Magazine. Additionally, it was elected the Best Bank of

Emerging Latin America Markets by Global Finance, and the Best Retail Bank by FGV/Conjuntura Econômica. On April 30, 2008, Standard & Poor's, a rating agency, upgraded the long-term credit in foreign and domestic currency rating of Banco Itaú and Banco Itaú BBA from BBB- to BBB, maintaining them at the highest level awarded to Brazilian banks. On June 3, 2008, Fitch Ratings upgraded the long-term and short-term credit in foreign and domestic currency rating of Banco Itaú, Banco Itaú BBA and Itaú Holding.

10. In this half, Itaú Holding invested R$ 55 million in social and cultural projects, of which we highlight the following: the adoption by the Ministry of Education of the "Escrevendo o Futuro" (Writing the Future) Program, which is now converted into the Brazilian Portuguese Language Olympiad; and the continuity of the "Programa Melhoria da Educação no Município" (Improvement in Municipal Schools). Itaú Cultural's exhibitions received approximately 180,000 visitors. In the sustainability agenda, we highlight the launch of the Prêmio Itaú de Finanças Sustentáveis (Itaú's Sustainable Finance Award) and the first two debates of the 2008 cycle of Diálogos Itaú de Sustentabilidade (Itaú's Dialogue on Sustainability).

São Paulo, August 4, 2008.

José Carlos Moraes Abreu
Vice-Chairman of the Board of Directors

MANAGEMENT REPORT – 1ST HALF OF 2008

To our Stockholders:

We present the Management Report and the financial statements of Banco Itaú Holding Financeira S.A. (Itaú Holding) and its subsidiaries for the first half of 2008, prepared in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP).

ECONOMIC ENVIRONMENT

. Economy remains strong and the country's base rate (Selic) is raised to keep inflation under control

In the first quarter of 2008 the Brazilian economy continued to grow at high rates, having reached 5.8% as compared to the same quarter of 2007. This period of economic expansion, with rates standing above 4% after the first half of 2007, should be highlighted in view of the low growth of industrialized countries and the international financial crisis.

In the second quarter, a slight slowdown in the economy is expected, with a growth rate standing at 5.2%. This growth is a result of the lack of exposure of the Brazilian banking sector to the U.S. real estate sector, the significant increase in the domestic consumption and investments, and the outstanding performance of Brazilian exports. The latter remained very active, thanks to the higher international prices of commodities, which average appreciated 18.6% in U.S. dollars and 2.7% in Euros in the first half of 2008, as compared to the first half of 2007. The higher economic expansion, together with the higher prices of raw materials, resulted in a rise in inflation, and the Central Bank had to act accordingly. The country's base rate (Selic) was increased from 11.25% in April to 11.75% in May and to 12.25% in June.

In an environment with rising income and job opportunities, the funding provided to Brazilian banks managed to continue to increase. Bank deposits (demand, savings, and time deposits) grew, on average, 14% between June 2008 and December 2007. The industry of asset management operations showed a more modest increase in volume for the same period, of 4.8%, reaching R$ 1.2 trillion in June 2008.

The good performance of economic activity and job market increased the confidence in income stability, which supported the expansion of the portfolio of credit to individuals. It is worth mentioning the housing loans, including the mandatory ones, which grew 14.7% between December 2007 and June 2008, and vehicle loans through lease operations, which increased 51% in the same period. This pace of this considerable growth might slow in the second half. It is already possible to note a tendency towards an increase in delinquency. Although in June the indexes have returned to the level of 7% reached in December 2007, they are expected to increase, in view of the scenario of economic slowdown caused by the increase in interest rates.

For companies, the high volatility of international stock markets limited funding through issuance of shares to R$ 12.3 billion in the first half, as compared to the R$ 15.7 billion raised in the same period of 2007. This fact contributed to the increase in the issuance of debentures and bank loans. Non-mandatory loans to companies has already increased 17.3% by June, wich represents an increase of 41.3% in relation to the same period of 2007.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

Significant Events

. Resolutions approved at the Stockholders' Meeting

At the A/ESM of April 23, 2008, significant resolutions for the Bank's stockholders were approved. Among other issues, stockholders resolved to issue bonus shares in the proportion of one new share to every four shares of the same type. Monthly dividends were maintained at R$ 0.012 per share. Accordingly the amounts monthly paid to stockholders increased by 25%, after the inclusion of bonus shares in the shareholding position. With no reduction in capital stock, 10.3 million common shares and 15.0 million preferred shares, all book-entry, issued by the Company itself and held in treasury, were cancelled.

The Risk Control and Finance, Audit, Internal Controls and Compliance structures were strengthened, and the Committees of Capital and Risk Management and Accounting Policies, linked to the Board of Directors, were set up.

As Ms. Maria de Lourdes Egydio Villela requested to retire from her term of office, the Company expressed its appreciation for her major contribution to strengthen Itaú as a member of its Board of Directors. At the same ASM/ESM, stockholders elected the new member Ricardo Villela Marino to the Board of Directors.

. Resolutions of the Board of Directors

On May 5, 2008, Itaú Holding's Corporate Governance Policy was approved. This Policy is referred to in the Bylaws, the Internal Charters of the Board of Directors and of other statutory bodies and Committees, the Code of Ethics and other internal regulations of Itaú Holding, and reflects the existing structures for protecting the interests of the stockholders and the market, acting as a guideline for the Company's management.

Itaú Holding was one of the first publicly-held companies of Brazil to prepare a release named "Additional Information on the Stockholders' Meeting" for its stockholders, made available two weeks prior to the meeting, so that they could take a position earlier on the matters to be discussed at the Meeting.

. Restructuring

To improve Itaú's conditions to successfully face future challenges on a sustainable basis, significant changes were implemented in the Bank's organization chart, with effects on decision-making processes and that will leave deep hallmarks in Itaú in the coming years.

These changes will give rise to better conditions for the decision-making process, by giving to Itaú's leaders more opportunities to conduct the Bank's business. The restructuring was determined based on the vision that it is important to strengthen the Bank to continue its development in the coming years and it will be fully implemented alongside Itaú's culture and ethical and social values.

. Purchase of Unión Capital in Uruguay

In April 2008, Banco Itaú purchased the total shares of Unión Capital AFAP S.A., a company that manages private pension funds and has 20% of the market share of pension fund assets in Uruguay. The transaction was approved by the related regulatory bodies in July 2008.

Main Financial Indicators

The results for the period reflect the steady and sustainable growth of Itaú Holding's business.

	1st H/08	1st H/07	Change %	2nd Q/08	1st Q/08	Change %
Income - R$ million (1)						
Gross income from financial operations	8,656	7,683	12.7	4,728	3,928	20.4
Income from services, income from bank charges and insurance, pension plan and capitalization	10,351	9,358	10.6	5,335	5,015	6.4
Personnel, administrative and other operating expenses	7,321	6,670	9.7	3,775	3,546	6.5
Operating income	6,226	5,700	9.2	3,298	2,929	12.6
Consolidated recurring net income	4,057	3,820	6.2	2,079	1,979	5.1
Consolidated net income	4,084	4,016	1.7	2,041	2,043	(0.1)
Results per share - R$						
Consolidated recurring net income (2)	1.36	1.27	7.1	0.70	0.66	5.2
Consolidated net income (2)	1.37	1.34	2.6	0.69	0.68	0.0
Book value	10.23	8.84	15.7	10.23	9.85	3.9
Interest on capital/Dividends (net)	0.42	0.36	16.9	0.16	0.26	(36.6)
Price per preferred share (PN) (3)	32.60	34.38	(5.2)	32.60	31.62	3.1
Market capitalization - R$ million (4)	96,668	103,219	(6.3)	96,668	93,944	2.9
Balance sheet - R$ million						
Total assets	343,870	255,418	34.6	343,870	327,624	5.0
Total loans (including endorsements and sureties)	148,073	104,821	41.3	148,073	137,691	7.5
Free, raised and managed own assets	514,697	417,904	23.2	514,697	499,023	3.1
Subordinated debt	12,559	10,625	18.2	12,559	12,371	1.5
Consolidated stockholders' equity	30,341	26,546	14.3	30,341	29,267	3.7
Referential equity (5)	39,603	34,956	13.3	39,603	37,885	4.5
Financial ratios (%)						
Annualized recurring return on average equity (6)	27.5%	30.5%		27.9%	27.2%	
Annualized return on average equity (6)	27.7%	32.1%		27.4%	28.1%	
Annualized return on average assets	2.5%	3.3%		2.4%	2.6%	
Efficiency ratio (7)	43.6%	44.9%		43.9%	43.3%	
Solvency ratio (Basel ratio) (8)	16.4%	17.6%		16.4%	16.6%	
Fixed assets ratio (8)	13.0%	15.7%		13.0%	13.7%	

(1) The adequate examination of income and expenses is presented with more details in the Management Discussion & Analysis Report, in which the non-recurring items are broken down and the exchange variations of investments abroad are shown under headings, as well as the tax effect of these investments' hedge.
(2) Calculated based on the weighted average of the number of outstanding shares.
(3) Based on the average quotation on the last day of the period.
(4) Calculated based on the average quotation of preferred shares on the last day of the period.
(5) Capital basis, calculated according to BACEN Resolution No. 2,837, dated May 30, 2001, based on the economic and financial consolidation.
(6) For the half, represents the ratio between net income for the period and average equity ((Jun + Mar + Dec)/3)(12/6).*
For the quarter, represents the ratio between net income for the period and average equity ((Mar + Dec)/2)(12/3).*
(7) Calculated based on international criteria defined in the Management's Discussion & Analysis Report.
(8) Position at June 30 and March 31.

Highlights

. Results reflect the strategy of organic growth

Consolidated net income for the first half totaled R$ 4.084 million, with annualized return of 27.7% on average equity. Recurring net income increased 6.2% as compared to the first half of 2007, with annualized return of 27.5%. Itaú Holding paid or provided for its own taxes and contributions for the half in the amount of R$ 3.834 million. The Bank also withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 2.669 million.

Stockholders' equity closed the first half of 2008 totaling R$ 30.341 million, representing an increase of 14.3% as compared to June 2007. Basel ratio stood at 16.4% at the end of June 2008.

Following its strategy of organic growth, and taking advantage of the opportunities generated by the economic stability and increase in the population's income, Itaú Holding continues to invest in the strong expansion of its service network. In the first half, it opened 63 branches and service centers in companies. By the end of the year, it expects to have more than 100 new branches.

Itaú Holding's consolidated assets totaled R$ 343,870 million, a 34.6% increase as compared to June 2007. The loan portfolio, including endorsements and sureties, grew 41.3%, totaling R$ 148,073 million at the end of the first half. In Brazil, the portfolio of non-mandatory loans to the individuals segment grew 38.3% as compared to June 2007, reaching R$ 62,276 million, and the very small, small and middle-market company segment grew 66.2% as compared to June 2007, totaling R$ 29,762 million. As of June 30, 2008, the balance of the allowance in relation to the loan portfolio corresponded to 6.2% (8.3% as of June 30, 2007), which shows the good performance of our loan portfolio.

Free, raised and managed own assets totaled R$ 514,697 million, an increase of 23.2% as compared to June 2007. Noteworthy is the increase of 20.0% in savings deposits, reaching R$ 28,881 million at the end of the first half.

Itaú Holding's preferred and common shares rose 3.1% and 3.4%, respectively, as compared to the quotation of March 31, 2008. The market value of Itaú Holding at Stock Exchanges was R$ 96,668 million at the end of June. In the first half we highlight the repurchase of 1% of total outstanding shares by Treasury, equivalent to the amount of R$ 1.3 billion.

As of June 30, 2008, Private Bank managed assets of clients in the country amounting to R$ 36.5 billion an increase of 28% as compared to June 30, 2007, having a market share above 20%, according to the National Association of Investment Banks (ANBID).

. Strong investments in technology

Following on policy of making consistent and systematic investments in technology aimed at improving client services and management quality, Itaú Holding allocated R$ 1.0 billion for this purpose in the first half of 2008. Out of this total, R$ 165 million were allocated to purchase hardware and software, R$ 841 million to IT infrastructure, including operation and maintenance of the systems' complex and development.

From March 2008, Banco Itaú has distributed iTokens free of charge to many clients who use Itaú Bankfone and Itaú Bankline. Over 1.6 million iTokens will be distributed throughout this year. This operation makes safer the use of the Bank's services.

SUBSIDIARIES

. Banco Itaú expands its corporate services

Itaú works hard to be the best bank for companies. The small and middle-market company segment's achievement was outstanding, it showed a 52% increase in the loan portfolio, as compared to the end of the first half of 2007, a rate higher than the market average, with a noteworthy performance of short-term products. The service network was expanded with the opening of 52 new platforms and the hiring of over 380 relationship managers. With the Expansion Project launched in March, the operations in the very small companies segment will be increased and focus on special corporate services, which caused the transfer of 250 managers to the dedicated service structure.

In relation to individuals, the checking account opening reached a historical record of 1.2 million new accounts in the first half of 2008, a considerable increase as compared to the same period of 2007, which shows the strong appeal of the Itaú brand.

Banco Itaú maintained the leadership in terms of billing in the credit card market, having ended the first half of 2008 accounting for R$ 22,676 million and over 16.2 million cards. Consumer credit operations, associated with the Taií brand, not including payroll advance loans, accounted for R$ 2,023 million of the loan portfolio, with 6.7 million customers at the end of the first half. Orbitall has also maintained the leadership in the market of processing of electronic payments, reaching 1,400 million transactions and 30.2 million processed cards.

Insurance operations reached R$ 1,683 million in premiums earned for the first half of 2008. Funding from the sale of Pension Plans and VGBL reached R$ 3,246 million for the first half, an increase of 23.2% as compared to the same period of 2007, with a noteworthy growth of 50.9% in the funding from the sale of pension plans for companies, which reached R$ 374 million for the period. The funds raised from the sale of capitalization plans increased 30.3%, reaching R$ 517 million. Technical provisions for insurance, pension plan and capitalization totaled R$ 26,637 million in June 2008.

Pro forma information (R$ million) (1)	1st H/08	1st H/07	Change %	2nd Q/08	1st Q/08	Change %
Income						
Gross income from financial operations	6,785	6,786	(0.0)	3,504	3,281	6.8
Income from services, insurance, pension plan and capitalization	5,441	5,306	2.6	2,757	2,684	2.7
Expenses not related to interest	(6,731)	(6,428)	4.7	(3,482)	(3,249)	7.2
Operating income	4,978	5,154	(3.4)	2,503	2,475	1.1
Recurring net income	3,275	3,275	0.0	1,664	1,611	3.3
Allocated capital - Tier I (2)	23,971	21,121	13.5	23,971	23,623	1.5
Annualized recurring return on average allocated capital - Tier 1 (%)	27.7%	33.2%		28.0%	27.3%	
Assets and loans						
Total loans (3)	**105,341**	**72,881**	**44.5**	**105,341**	**97,013**	**8.6**
Companies	29,762	17,903	66.2	29,762	25,236	17.9
- Very small/small and middle-market companies	29,762	17,903	66.2	29,762	25,236	17.9
Individuals	62,276	45,035	38.3	62,276	57,907	7.5
- Credit cards	11,076	8,867	24.9	11,076	10,463	5.9
- Vehicles	36,040	22,282	61.7	36,040	32,727	10.1
- Personal	15,160	13,886	9.2	15,160	14,717	3.0
Mandatory loans	4,045	2,753	46.9	4,045	3,473	16.5
Argentina/Chile/Uruguay	9,258	7,190	28.8	9,258	10,397	(11.0)
Interbank investments	**114,812**	**71,963**	**59.5**	**114,812**	**107,295**	**7.0**
Securities	**53,769**	**37,560**	**43.2**	**53,769**	**54,548**	**(1.4)**
Deposits + Managed assets	**322,075**	**283,912**	**13.4**	**322,075**	**317,104**	**1.6**
Deposits	**104,050**	**84,624**	**23.0**	**104,050**	**103,131**	**0.9**
Managed assets	**218,026**	**199,288**	**9.4**	**218,026**	**213,973**	**1.9**
- Investment funds	183,069	180,121	1.6	183,069	183,158	(0.0)
- Managed portfolios	34,956	19,167	82.4	34,956	30,816	13.4

(1) The separation between Banco Itaú's and the Corporation's operations, as well as the loan, credit card and vehicle financing operations between account and non-account holders, are detailed in the Management's Discussion and Analysis Report.

(2) Reflects the economic capital of Banco Itaú Pro Forma, determined based on management criteria set up for allocation of capital of Banco Itaú to its business units.

(3) Includes endorsements and sureties.

. Itaú Corretora de Valores consolidates its position as a specialist in Brazil, increasing its international operations

Itaú Corretora negotiated R$ 69 billion at Bovespa, for the first half of 2008, an increase of 48% as compared to the same period of 2007. The broker also negotiated approximately 5.7 million contracts in the Brazilian Mercantile & Futures Exchange (BM&F), a reduction of 19% as compared to the same period of the previous year. In the Home Broker market, Itautrade negotiations reached R$ 7 billion, an increase of 150% as compared to the first half of 2007.

The company has continued to develop actions to make its activities international, to reinforce its image as "the best expert in Brazil". The broker is making preparations for expanding its operations by opening brokers in London, Tokyo and Dubai, as well as offices in Singapore, Beijing and Abu Dhabi. In order to make our presence stronger in the Asian market, we launched the "Latin America Samba Fund" in Korea. After the success of the "Brazil Samba Fund" launched in August 2007, this new retail banking product offers an option of investment in Latin American companies for Korean investors. Moreover, Itaú, in partnership with Nikko Asset Management, launched the "Brazil Equity Fund" composed of stocks of Brazilian companies. This fund will be distributed by the Sumitomo Mitsui Bank in the Japanese retail banking market. We also signed agreements with UBL and Daiwa Securities, major institutions with operations in the Middle East and Japan, respectively.

. Banco Itaú Europa

Banco Itaú Europa's (BIE) consolidated assets totaled € 4.6 billion at the end of the first half of 2008, in line with the same period of the previous year. The banking product amounted to € 65.1 million, 29.4% above the amount recorded in the first half of 2007, which shows a stable contribution of the financial margin, and an outstanding performance in the capital markets, treasury and international private banking areas. Banco Itaú Europa's consolidated net income reached € 15.2 million for the first half of 2008.

The international private banking activity, developed by BIE Luxembourg, BIE International (Miami) and BIE Bank & Trust (Bahamas), represented, at the end of June 2008, approximately US$ 7.0 billion in clients' assets under management.

The Bank's investment grade status, Baa1 by Moody's and BBB+ by Fitch Ratings, has significantly contributed to the diversification of sources of funds, considering that the Bank played an active role in the primary and secondary markets during the first half of 2008.

. Itaú Argentina achieves its best risk rating ever

Fitch Ratings, a rating agency, upgraded the long-term debt rating of Itaú Argentina to A1+ (the highest rating). The Comisión Nacional de Valores (CNV) has authorized Itaú Argentina to issue bonds of up to US$ 250 million, which is included in the bank's funding strategy in the country.

. Itaú Chile increases its market share

Itaú has completed one year of operations in Chile and already records a significant increase, as it is the fifth private bank in terms of number of individual checking accounts and the fourth in terms of company accounts. The Bank ranked first in loan growth from June 2007 to June 2008, which stood at 41.3%, as compared to 14.7% obtained by the Chilean financial system. Its market share in Chile increased from 2.6% to 3.3% for the same period.

. Itaú Japão opens its first service center

The first service center of Itaú in Japan was opened in May in the city of Toyohashi, Aichi, an area where approximately 35,000 Brazilians live. This service center will offer clients the means to request the opening of an account in Itaú Brazil and carry out remittances abroad, transfers and investments, among other operations. Clients in Japan also have access to Itaú Bankline and Itaú Bankfone.

. Banco Itaú BBA becomes the leader in the variable-income operations

In the first half of 2008, Itaú BBA showed a great improvement in results, with an increase of 44% in net income as compared to the same period in 2007. This improvement is a result of the steady growth of the products and services offered to its clients, both in terms of volume and profitability, in spite of a larger use of capital. In this context, we highlight the growth of 53% in volume of derivatives, 55% in volume of funding from clients and 34% in the loan and joint obligations portfolio. It is important to mention that, during this period, there were no non-recurring effects and that markets, such as the capital one, were affected by the international crisis, which makes these improved results more commendable.

In the first half of 2008 we should also highlight the setting up of a new area, which purpose is to expand the capacity to originate and structure fixed-income products and structured loans and distribute them to domestic and foreign institutional clients.

In the investment banking segment, Banco Itaú BBA participated in debenture and promissory notes transactions totaling R$ 5.0 billion and securitization transactions totaling R$ 0.9 billion. In the National Association of Investment Banks (ANBID) ranking, divulged based on transactions up to June 2008, Banco Itaú BBA ranked first in origination and distribution of fixed-income and securitization transactions, with market shares of 46% and 51%, respectively.

In capital markets, Banco Itaú BBA was the coordinator and bookrunner of initial public offerings that totaled R$ 6.7 billion and of subsequent public offerings that amounted to R$ 5.6 billion. In the ANBID ranking, divulged based on operations up to June 2008, Banco Itaú BBA ranked first in origination of variable-income operations, with a market share of 29%.

Pro Forma Information	1st H/08	1st H/07	Change %	2nd Q/08	1st Q/08	Change %
Income – R$ million						
Gross income from financial operations	1,370	965	42.0	699	671	4.2
Operating income	1,163	800	45.5	621	543	14.4
Consolidated net income	782	545	43.6	414	368	12.7
Balance sheet – R$ million						
Total assets	117,206	85,110	37.7	117,206	116,158	0.9
Total loans (including endorsements and sureties)	42,732	31,940	33.8	42,732	40,678	5.0
Average Allocated capital - Tier I (1)	6,370	5,425	17.4	6,370	5,643	12.9
Financial ratios % p.a.						
Return on average allocated capital – Tier I	26.8%	20.6%		27.6%	26.5%	
Return on average assets	1.4%	1.4%		1.4%	1.3%	

(1) Reflects the economic capital of Banco Itaú BBA Pro Forma, determined based on management criteria set up for allocation of capital of Itaú to its business units.

People

. Itaú Holding employs 69,000 people

At the end of June, Itaú employed 69,163 people. After making investments to expand the client service areas, particularly new ventures, the number of employees increased 7.8% as compared to the same period of 2007. The employees' fixed compensation plus charges and benefits totaled R$ 2,462 million for the six-month period. Welfare benefits granted to employees and their dependants totaled R$ 420 million. In addition, in the first half of 2008 Itaú invested approximately R$ 47 million in education, training and development programs, with the aim to achieve the continuous improvement in service and qualification of salespeople.

Corporate Responsibility

. Social and cultural projects received R$ 55 million in the first half

In the scope of sustainable finance, Itaú entered into an agreement with the Brazilian Social and Economic Development Bank (BNDES) for transferring funds from the Financial Support Facility for Energy Efficiency Projects (Proesco). The Fundo Ecomudança (fixed-income fund) net worth reached R$ 89 million in the first half of 2008. The limit of operations with microcredit organizations increased 100%, totaling R$ 14 million.

In this half, Itaú Holding continued a series of initiatives for dissemination of sustainability practices in society. In March, the first debate of the year of the "Diálogos Itaú de Sustentatibilidade" (Itaú's Dialogues on Sustainability) cycle, started in 2006, was held in São Paulo. The theme "Carbon Credit Market: scenarios, trends and challenges" attracted around 150 people. The second edition was held in June in Porto Alegre with the theme "Sustentabilidade nos Negócios: Diferencial ou Condição?" *(Business sustainability: a differential or a condition?)*, in which companies such as Braskem and Vonpar Refrescos presented their successful cases.

In Latin America, Itaú Holding sponsored the Carbon Disclosure Project (CDP), a report which makes available information about the impact of gas emissions with greenhouse effect and climate changes on the results of companies. These events, held in July – in Chile, Mexico and Argentina – had the purpose of introducing CDP to the companies of these countries and invite them to contribute to the report.

"Prêmio Itaú de Finanças Sustentáveis" (Itaú's Sustainable Finance Award), launched in March, was developed in partnership with Instituto Ethos and the consulting company Sustainability with the purpose of stimulating the production of papers and news reports on the Sustainable Finance topic, which comprises the inclusion of social and environmental aspects in financial activities.

Social and Cultural Investments

. Fundação Itaú Social and the Ministry of Education (MEC) promote the Portuguese Language Olympiad

The Portuguese Language Olympiad, launched in February by the Ministry of Education (MEC) and Fundação Itaú Social, with the technical coordination of the Research Center on Education, Culture and Community Action (Cenpec) obtained participation from all Brazilian States, having reached over 5,000 municipalities. Over 200,000 teachers and about 55,000 schools are taking part in the Olympiad.

We also highlight the continuity of the "Itaú Criança" (Itaú Child) which, in the first half of the year, revisited the schools adopted in 2007, as well as the continuity of the "Programa Melhoria da Educação no Município" (Improvement in Municipal School Education), which covered 66 cities. In addition, the eighth edition of the "Escola Voluntária" (Volunteer School) Award was launched in April, in partnership with Bandeirantes.

Itaú's Fund of Social Excellence (FIES) started the monitoring process of the projects chosen in 2007 from the 20 supported organizations which activities are focused on child, environmental and labor education.

. Instituto Itaú Cultural attracts hundreds of thousands visitors

The exhibition "Estratégias para Entrar e Sair da Modernidade" (Strategies to Get In and Out of Modernity), held in the São Paulo Museum of Art, was visited by 110,417 people from February through May. The "Quase Liquido" (Almost Liquid) and "H2Olhos" (H2Optic) exhibitions were visited by approximately 69,000 people from March through May.

Itaú Cultural was present in international events, with the Synthetic Times exhibition in Beijing, China, which featured the OP_ERA Sonic Dimension art work that belongs to the institution's collection. The Subtle Violent photo exhibition was shown at the Montevideo Museum of Visual Arts, in Uruguay, between March and April. The itinerant aspect characterizes the beginning of a series of the Instituto's activities in Latin America.

The Instituto entered into partnerships with CineBrasil TV and the Brazilian University TV Association (ABTU), comprising 45 university TV stations. It also distributed 21,972 products to cultural and educational institutions and TV broadcasters in Brazil and abroad.

Ratings and Awards

On April 30, 2008, Standard & Poor's, a rating agency, upgraded the domestic and foreign exchange long-term credit ratings of Banco Itaú and Banco Itaú BBA from BBB- to BBB, maintaining these institutions at the highest level awarded to Brazilian banks.

On June 3, 2008, Fitch Ratings upgraded the long-term and short-term credit in foreign and domestic currency rating of Banco Itaú, Banco Itaú BBA and Itaú Holding.

Among the awards received in the first half, we highlight the following:

- Best Retail Bank in Latin America – Latin Finance elected Itaú as the best retail bank in Latin America for the last twenty years – Latin Finance Magazine
- Best Managed Company in Latin America – Banking and Financial Sector – for the second year in a row – Euromoney Magazine
- Best Bank in the Latin America Emerging Markets – Global Finance
- Best Retail Bank - FGV/Conjuntura Econômica
- World's Best Investment Banks 2008 – Global Finance elected Banco Itaú BBA the best investment bank in the category Brazil
- Private Banking Survey 2008 – 2nd best Private Bank in Latin America and 15th best Bank in the global ranking; ranked first in the following categories: offshore, real estate investment, fixed income portfolio management and net-worth services for super affluent clients – Euromoney Magazine
- Ranking of the 500 largest institutions in the global financial sector – 53rd position in the general ranking - The Banker/Brand Finance Magazine
- Gazeta Investe Ranking – Best Manager of Short-term Funds and Best Manager of Fixed-income Funds - Itaú Personnalité - Gazeta Mercantil
- Banco Itaú was recognized by Deutsche Bank, for the third consecutive year, as the Latin American Bank with the best quality indicator in the remittance of payment orders abroad
- Top of Mind Internet – Itaú is the most remembered brand in the banks category, according to a survey conducted by UOL
- Itaú 2007 Report is granted the "A+ Checked" seal – Global Reporting Initiative (GRI), an international institution that establishes guidelines for the preparation of annual reports, certified Itaú with the maximum rating
- iBest Award – Banks category – In its 12th edition, the purpose of the award is to find out new talents and to award the websites which make the Internet history in Brazil. Itaú website has received this acknowledgement since the award was created.

Independent Auditors – CVM Instruction N. 381

. Procedures adopted by the Company

The policy adopted by Itaú Holding, its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor's independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of the client.

During the period from January to June 2008, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction N. 381, we list below the engaged other services and related dates:

- February 28, 2008 – Agreement for using an electronic library of international accounting standards – Itaú Holding – Brazil;
- March 28, 2008 - Engagement letter for the provision of services – Agreement for the provision of consulting services related to labor taxes and international risk assessment – London Branch - Banco Itaú Europa S.A.;
- June 9, 2008 – Operating Efficiency Benchmark – Service agreement for the computation and comparison of operating efficiency indexes with those of the market – Banco Itaú Argentina S.A;
- June 24, 2008 – Service agreement for the participation in the Seminar on Prices and Transfer – Banco Itaú Europa S.A.; and
- June 25, 2008 – Service agreement for the provision of advisory services related to the recognition of goodwill for tax purposes to be submitted to the approval of the tax authority – Banco Itaú Europa Luxemburgo S.A.

. Summary of the Independent Auditors' justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services does not affect the independence or the objectivity of the external audit of Itaú Holding, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Holding is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

Circular Letter N. 3,068/01 of BACEN

Banco Itaú Holding Financeira S.A. hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line "held-to-maturity securities" in the balance sheet, in the amount of R$ 1,101 million, corresponding to only 1.5% of total securities held.

Acknowledgements

We thank our employees for their efforts and skills which have been essential to reach consistent and differentiated results, and our stockholders and clients for the trust they put on us.

(Approved at the Board of Directors' Meeting of August 4, 2008).

The complete financial statements and the Management's Discussion & Analysis Report of Itaú Holding, which present further details on the results for the half, are available on the Itaú Holding's website (http://www.itauri.com.br).

BANCO ITAÚ HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS
Chairman
OLAVO EGYDIO SETUBAL

Vice-Chairmen
ALFREDO EGYDIO ARRUDA VILLELA FILHO
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL

Members
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO SETUBAL
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
GUILLERMO ALEJANDRO CORTINA
GUSTAVO JORGE LABOISSIERE LOYOLA
HENRI PENCHAS
PERSIO ARIDA
RICARDO VILLELA MARINO
ROBERTO TEIXEIRA DA COSTA
SERGIO SILVA DE FREITAS
TEREZA CRISTINA GROSSI TOGNI

EXECUTIVE BOARD
Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Executive Vice-Presidents
ALFREDO EGYDIO SETUBAL (*)
CANDIDO BOTELHO BRACHER

Executive Directors
ANTONIO CARLOS BARBOSA DE OLIVEIRA
RODOLFO HENRIQUE FISCHER
SÉRGIO RIBEIRO DA COSTA WERLANG
SILVIO APARECIDO DE CARVALHO

Managing Directors
JOSÉ EDUARDO LIMA DE PAULA ARAUJO
JACKSON RICARDO GOMES
MARCO ANTONIO ANTUNES
WAGNER ROBERTO PUGLIESE

INTERNATIONAL ADVISORY BOARD
President
ROBERTO EGYDIO SETUBAL

Members
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSÉ CARLOS MORAES ABREU
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

CAPITAL AND RISK MANAGEMENT COMMITTEE
President
ROBERTO EGYDIO SETUBAL

Members
CANDIDO BOTELHO BRACHER
GUSTAVO JORGE LABOISSIERE LOYOLA
HENRI PENCHAS
PERSIO ARIDA
RICARDO VILLELA MARINO
RODOLFO HENRIQUE FISCHER
SÉRGIO RIBEIRO DA COSTA WERLANG

(*) Investor Relations Officer

ADVISORY BOARD
FERNANDO DE ALMEIDA NOBRE NETO
LÍCIO MEIRELES FERREIRA
LUIZ EDUARDO CAMPELLO

NOMINATION AND COMPENSATION COMMITTEE
President
OLAVO EGYDIO SETUBAL

Members
ALFREDO EGYDIO ARRUDA VILLELA FILHO
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL
ROBERTO TEIXEIRA DA COSTA

AUDIT COMMITTEE
President
CARLOS DA CAMARA PESTANA

Members
ALCIDES LOPES TÁPIAS
GUSTAVO JORGE LABOISSIERE LOYOLA
TEREZA CRISTINA GROSSI TOGNI

DISCLOSURE AND TRADING COMMITTEE
President
ALFREDO EGYDIO SETUBAL

Members
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ANTONIO CARLOS BARBOSA DE OLIVEIRA
ANTONIO JACINTO MATIAS
HENRI PENCHAS
ROBERTO TEIXEIRA DA COSTA
SILVIO APARECIDO DE CARVALHO
TEREZA CRISTINA GROSSI TOGNI

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members
ALBERTO SOZIN FURUGUEM
MARCOS DE ANDRADE REIS VILLELA

ACCOUNTING POLICIES COMMITTEE
President
ROBERTO EGYDIO SETUBAL

Members
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ALFREDO EGYDIO SETUBAL
ANTONIO CARLOS BARBOSA DE OLIVEIRA
HENRI PENCHAS
SÉRGIO RIBEIRO DA COSTA WERLANG
SILVIO APARECIDO DE CARVALHO
TEREZA CRISTINA GROSSI TOGNI

Accountant
JOSÉ MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

BANCO ITAÚ S.A.

Chief Executive Officer and General Manager
ROBERTO EGYDIO SETUBAL

Senior Vice-Presidents
ALFREDO EGYDIO SETUBAL
ANTONIO CARLOS BARBOSA DE OLIVEIRA
ANTONIO JACINTO MATIAS
GERALDO JOSÉ CARBONE

Executive Vice-Presidents
JOSÉ FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI
RODOLFO HENRIQUE FISCHER
RONALD ANTON DE JONGH
RUY VILLELA MORAES ABREU
SÉRGIO RIBEIRO DA COSTA WERLANG

Executive Directors
ALEXANDRE DE BARROS
JOÃO JACÓ HAZARABEDIAN
LYWAL SALLES FILHO
MARCIO ANTONIO TEIXEIRA LINARES
OSVALDO DO NASCIMENTO
RICARDO VILLELA MARINO
SILVIO APARECIDO DE CARVALHO

Senior Managing Directors
ALEXANDRE ZÁKIA ALBERT
ALMIR VIGNOTO
ANTONIO CARLOS MORELLI
CARLOS HENRIQUE MUSSOLINI
FERNANDO JOSÉ COSTA TELES
JACKSON RICARDO GOMES
JOSÉ GERALDO BORGES FERREIRA
JÚLIO ABEL DE LIMA TABUAÇO
LUÍS OTÁVIO MATIAS
MANOEL ANTONIO GRANADO
MARCO ANTONIO ANTUNES
MARCO ANTONIO SUDANO
MÁXIMO HERNÁNDEZ GONZÁLEZ
NATALÍSIO DE ALMEIDA JÚNIOR
PAULO ROBERTO SOARES
ROBERTO MASSARU NISHIKAWA
SANDRA NUNES DA CUNHA BOTEGUIM

Managing Directors
ANDRÉ DE MOURA MADARÁS
ANTONIO CARLOS RICHECKI RIBEIRO
ANTONIO SIVALDI ROBERTI FILHO
ARNALDO PEREIRA PINTO
AURÉLIO JOSÉ DA SILVA PORTELLA
CARLOS EDUARDO MONICO
CARLOS HENRIQUE DONEGÁ AIDAR
CELSON LUIZ HUPFER
CESAR PADOVAN
CÍCERO MARCUS DE ARAÚJO
CRISTIANE MAGALHÃES TEIXEIRA
COSMO FALCO
EDSON GERMANO WINTER
EDUARDO ALMEIDA PRADO
ERNESTO ANTUNES DE CARVALHO
ERIVELTO CALDERAN CORRÊA
FABIO WHITAKER VIDIGAL
FERNANDO MARSELLA CHACON RUIZ
HELI DE ANDRADE
JEAN MARTIN SIGRIST JÚNIOR
JOÃO ANTONIO DANTAS BEZERRA LEITE
JOAQUIM MARCONDES DE ANDRADE WESTIN
LINDA AGARINAKAMURA
LUÍS ANTÔNIO RODRIGUES
LUÍS EDUARDO GROSS SIQUEIRA CUNHA
LUIZ ANTONIO FERNANDES CALDAS MORONE
LUIZ ANTONIO NOGUEIRA DE FRANÇA
LUIZ ANTONIO RIBEIRO
LUIZ FERNANDO DE ASSUMPÇÃO FARIA
LUIZ MARCELO ALVES DE MORAES
MARCELO BOOCK
MARCELO HABICE DA MOTTA
MARCELO SANTOS RIBEIRO
MARCOS AURÉLIO REITANO
MARCOS ROBERTO CARNIELLI
MIGUEL BURGOS NETO
MOACYR ROBERTO FARTO CASTANHO
OLIVIO MORI JÚNIOR
OSMAR MARCHINI
OSVALDO JOSÉ DAL FABBRO
PASCHOAL PIPOLO BAPTISTA
PATRICK PIERRE DELFOSSE
PAULO EIKIEVICIUS CORCHAKI
RENATA HELENA DE OLIVEIRA TUBINI
RICARDO LIMA SOARES
RICARDO ORLANDO
RICARDO TERENZI NEUENSCHWANDER

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman
ROBERTO EGYDIO SETUBAL

Vice-Chairmen
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS

Members
ALFREDO EGYDIO SETUBAL
ANTONIO BELTRAN MARTINEZ
ANTONIO CARLOS BARBOSA DE OLIVEIRA
CANDIDO BOTELHO BRACHER
EDMAR LISBOA BACHA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN
RODOLFO HENRIQUE FISCHER
SÉRGIO RIBEIRO DA COSTA WERLANG

EXECUTIVE BOARD

Chief Executive Officer
CANDIDO BOTELHO BRACHER

Executive Managing Vice-Presidents
ALBERTO FERNANDES
ANTONIO CARLOS BARBOSA DE OLIVEIRA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN

Executive Directors
ALEXANDRE JADALLAH AOUDE
ANDRÉ LUIS TEIXEIRA RODRIGUES
CAIO IBRAHIM DAVID
PAOLO SERGIO PELLEGRINI

Directors
ALBERTO ZOFFMANN DO ESPÍRITO SANTO
ALEXANDRE ENRICO SILVA FIGLIOLINO
ANDRÉ EMILIO KOK NETO
ANDRÉ LUIZ HELMEISTER
ANTONIO JOSÉ CALHEIROS RIBEIRO FERREIRA
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO
EMERSON SAVI JUNQUEIRA
FÁBIO DE SOUZA QUEIROZ FERRAZ
FABIO MELE DALL'ACQUA
FERNANDO FONTES IUNES
FRANCISCO PAULO COTE GIL
GILBERTO FRUSSA
GUSTAVO HENRIQUE PENHA TAVARES
JOÃO CARLOS DE GÊNOVA
JOÃO MARCOS PEQUENO DE BIASE
JOSÉ AUGUSTO DURAND
JOSÉ IRINEU NUNES BRAGA
LILIAN SALA PULZATTO KIEFER
LUÍS ALBERTO PIMENTA GARCIA
MARCELO MAZIERO
MARCELO NAIGEBORIN
MÁRIO LÚCIO GURGEL PIRES
MÁRIO LUÍS BRUGNETTI
MARIO LUIZ AMABILE
MILTON MALUHY FILHO
ODAIR DIAS DA SILVA JUNIOR
PAULO DE PAULA ABREU
PAULO ROMAGNOLI
PEDRO REZENDE MARINHO NUNES
RODRIGO PASTOR FACEIRO LIMA

BANCO ITAUCRED FINANCIAMENTOS S.A.

Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Managing Vice-Presidents
JOSÉ FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI

Directors
ADRIENNE PATRICE GUEDES DAIBERT
ARNALDO PEREIRA PINTO
DILSON TADEU DA COSTA RIBEIRO
ERIVELTO CALDERAN CORRÊA
EVANIR COUTINHO USSIER
FERNANDO JOSÉ COSTA TELES
FLÁVIO KITAHARA SOUSA
JACKSON RICARDO GOMES
JASON PETER CRAUFORD
LUÍS FERNANDO STAUB
LUÍS OTÁVIO MATIAS
LUIZ HENRIQUE DIDIER JÚNIOR
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MAURÍCIO FERREIRA AGUDO ROMÃO
RODOLFO HENRIQUE FISCHER

ITAÚ SEGUROS S.A.

Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Superintendent Director
OSVALDO DO NASCIMENTO

Executive Managing Vice-President
OLAVO EGYDIO SETUBAL JÚNIOR

Executive Directors
CLÁUDIO CESAR SANCHES
JOSÉ CARLOS MORAES ABREU FILHO

Managing Directors
ASTÉRIO SAMPAIO MIRANDA
IDACELMO MENDES VIEIRA
MANES ERLICHMAN NETO
MARCO ANTONIO ANTUNES

BANCO ITAÚ HOLDING FINANCEIRA S.A.

Consolidated Balance Sheet (Note 2a)

(In Thousands of Reais)

ASSETS	06/30/2008	06/30/2007
CURRENT ASSETS	**264,872,739**	**200,664,589**
CASH AND CASH EQUIVALENTS	**5,600,733**	**4,224,930**
INTERBANK INVESTMENTS (Notes 4a and 5)	**67,168,704**	**37,111,985**
Money market	55,792,380	23,399,550
Money market - Assets Guaranteeing Technical Provisions - SUSEP (Note 10b)	812,788	194,735
Interbank deposits	10,563,536	13,517,700
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	**61,067,077**	**53,302,268**
Own portfolio	21,526,615	23,773,815
Subject to repurchase commitments	1,855,079	1,065,699
Pledged in guarantee	6,391,662	3,276,593
Deposited with the Central Bank	1,959,352	1,669,985
Securities subject to unrestricted repurchase agreements	350,565	515,160
Derivative financial instruments	4,592,938	3,397,984
Assets Guaranteeing Technical Provisions - PGBL/VGBL fund quotas (Note 10b)	21,148,807	16,641,164
Assets Guaranteeing Technical Provisions - Other securities (Note 10b)	3,363,059	2,963,168
INTERBANK ACCOUNTS	**20,373,772**	**16,475,754**
Pending settlement	3,783,386	1,637,115
Central Bank Deposits	16,544,781	14,823,791
National Housing System (SFH)	29,726	9,170
Correspondents	6,284	5,678
Interbank onlending	9,595	-
INTERBRANCH ACCOUNTS	**9,444**	**34,170**
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 7)	**81,650,928**	**58,232,921**
Operations with Credit Granting Characteristics (Note 4d)	86,549,371	62,671,589
(Allowance for loan losses) (Note 4e)	(4,898,443)	(4,438,668)
OTHER RECEIVABLES	**26,813,426**	**29,418,071**
Foreign exchange portfolio (Note 8)	15,146,148	19,035,769
Income receivable	1,033,777	874,500
Insurance premiums receivable (Note 10b)	896,557	774,309
Negotiation and intermediation of securities	1,804,016	1,717,423
Sundry (Note 12a)	7,942,928	7,016,070
OTHER ASSETS (Note 4f)	**2,188,855**	**1,864,790**
Other assets	339,822	378,973
(Valuation allowance)	(53,399)	(62,665)
Prepaid expenses (Note 12b)	1,902,432	1,548,482
LONG-TERM RECEIVABLES	**75,129,267**	**50,979,847**
INTERBANK INVESTMENTS (Notes 4a and 5)	**898,018**	**1,608,572**
Money market	57,573	273,280
Money market - Assets Guaranteeing Technical Provisions - SUSEP (Note 10b)	75,073	629,437
Interbank deposits	765,372	705,855
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	**10,241,908**	**8,738,256**
Own portfolio	6,354,281	5,123,858
Subject to repurchase commitments	591,495	1,499,176
Pledged in guarantee	1,173,968	331,362
Derivative financial instruments	1,370,333	1,148,303
Assets Guaranteeing Technical Provisions - Other securities (Note 10b)	751,831	636,557
INTERBANK ACCOUNTS - National Housing System (SFH)	**404,653**	**394,706**
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 7)	**44,840,984**	**29,401,209**
Operations with Credit Granting Characteristics (Note 4d)	48,339,090	32,875,911
(Allowance for loan losses) (Note 4e)	(3,498,106)	(3,474,702)
OTHER RECEIVABLES	**15,781,910**	**9,504,423**
Foreign exchange portfolio (Note 8)	4,453,425	-
Sundry (Note 12a)	11,328,485	9,504,423
OTHER ASSETS - Prepaid expenses (Notes 4f and 12b)	**2,961,894**	**1,332,681**
PERMANENT ASSETS	**3,868,144**	**3,773,268**
INVESTMENTS (Notes 4g and 14a II)	**1,253,379**	**1,116,335**
Investments in affiliated companies	1,014,266	856,736
Other investments	339,531	338,427
(Allowance for loan losses)	(100,418)	(78,828)
FIXED ASSETS (Notes 4h and 14b)	**1,870,111**	**1,877,856**
Real estates in use	2,262,184	2,263,486
Other fixed assets	3,647,716	3,628,394
(Accumulated depreciation)	(4,039,789)	(4,014,024)
OPERATING LEASE ASSETS (Note 4i)	**10,791**	**13,701**
Leased assets	18,553	18,553
(Accumulated depreciation)	(7,762)	(4,852)
DEFERRED CHARGES (Notes 4j and 14b)	**733,863**	**765,376**
Organization and expansion expenses	1,189,355	1,211,620
(Accumulated amortization)	(455,492)	(446,244)
TOTAL ASSETS	**343,870,150**	**255,417,704**

BANCO ITAÚ HOLDING FINANCEIRA S.A.

Consolidated Balance Sheet (Note 2a)

(In Thousands of Reais)

LIABILITIES	06/30/2008	06/30/2007
CURRENT LIABILITIES	**188,151,913**	**146,846,456**
DEPOSITS (Notes 4a and 9b)	**68,509,035**	**60,721,948**
Demand deposits	18,016,969	17,984,007
Savings deposits	28,881,290	24,075,076
Interbank deposits	1,176,572	800,637
Time deposits	18,331,118	16,521,853
Other deposits	1,103,086	1,340,376
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	**56,440,798**	**26,272,006**
Own portfolio	23,158,877	16,413,946
Third-party portfolio	32,084,983	9,858,060
Free portfolio	1,226,938	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	**2,439,135**	**4,893,265**
Real estate notes	972,045	243,236
Mortgage notes	-	110,347
Debentures	89,875	2,944,789
Foreign borrowings through securities	1,377,415	1,594,833
INTERBANK ACCOUNTS	**4,564,099**	**2,112,242**
Pending settlements	3,007,145	1,433,229
Correspondents	1,556,954	679,013
INTERBRANCH ACCOUNTS	**2,029,633**	**1,979,062**
Third-party funds in transit	2,028,001	1,969,346
Internal transfer of funds	1,632	9,716
BORROWINGS AND ONLENDING (Notes 4a and 9e)	**10,547,281**	**7,792,798**
Borrowings	7,694,678	6,226,110
Onlending	2,852,603	1,566,688
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 8f)	**3,601,163**	**2,929,740**
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)	**2,086,911**	**2,707,145**
OTHER LIABILITIES	**37,926,838**	**37,439,231**
Collection and payment of taxes and contributions	2,375,071	1,952,287
Foreign exchange portfolio (Note 8)	15,815,458	19,316,807
Social and statutory (Note 15b II)	1,886,991	1,539,488
Tax and social security contributions (Notes 4l, 4m, 11c and 13c)	2,649,306	1,618,562
Negotiation and intermediation of securities	1,981,430	1,747,514
Credit card operations (Note 4d)	7,830,344	6,314,089
Securitization of foreign payment orders (Note 8f)	194,774	166,895
Subordinated debt (Note 9g)	641,876	1,394,799
Sundry (Note 12c)	4,541,590	3,488,810
LONG-TERM LIABILITIES	**123,191,409**	**79,916,172**
DEPOSITS (Notes 4a and 9b)	**14,988,280**	**7,471,564**
Interbank deposits	119,006	19,706
Time deposits	14,869,274	7,451,858
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS - (Notes 4a and 9c)	**39,771,574**	**23,678,049**
Own portfolio	39,771,574	23,609,237
Third-party portfolio	-	1,756
Free Portfolio	-	67,056
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	**5,301,439**	**3,005,344**
Mortgage notes	800,247	610,111
Debentures	2,135,640	-
Foreign borrowings through securities	2,365,552	2,395,233
BORROWINGS AND ONLENDING (Notes 4a and 9e)	**7,309,649**	**5,377,221**
Borrowings	2,827,419	1,500,850
Onlending	4,482,230	3,876,371
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 8f)	**1,171,744**	**1,231,129**
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)	**24,549,899**	**18,802,632**
OTHER LIABILITIES	**30,098,824**	**20,352,233**
Foreign exchange portfolio (Note 8)	4,440,118	-
Tax and social security contributions (Notes 4l, 4m, 11c and 13c)	10,211,105	7,494,813
Securitization of foreign payment orders (Note 8f)	747,099	1,129,383
Subordinated debt (Note 9g)	11,917,610	9,230,335
Sundry (Note 12c)	2,782,894	2,500,802
DEFERRED INCOME (Note 4n)	**70,609**	**73,976**
MINORITY INTEREST IN SUBSIDIARIES (Note 21g)	**2,114,964**	**2,033,150**
STOCKHOLDERS' EQUITY (Note 15)	**30,341,255**	**26,545,950**
Capital	17,000,000	14,254,213
Capital reserves	538,712	1,290,059
Revenue reserves	14,429,912	11,827,286
Adjustment to market value - securities and derivatives (Notes 4b, 4c and 8d)	(105,787)	143,396
(Treasury shares)	(1,521,582)	(968,004)
TOTAL LIABILITIES	**343,870,150**	**255,417,704**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Income (Note 2a)
(In Thousands of Reais)

	01/01 to 06/30/2008	01/01 to 06/30/2007
INCOME FROM FINANCIAL OPERATIONS	**17,796,964**	**15,417,542**
Loan, lease and other credit operations	11,169,142	10,011,695
Securities and derivative financial instruments	4,757,842	3,733,709
Insurance, pension plan and capitalization (Note 10c)	1,228,435	1,136,834
Foreign exchange operations	182,556	88,808
Compulsory deposits	458,989	446,496
EXPENSES ON FINANCIAL OPERATIONS	**(5,919,975)**	**(4,859,791)**
Money market	(4,832,467)	(4,039,596)
Technical provisions for pension plan and capitalization (Note 10c)	(992,443)	(919,745)
Borrowings and onlending	(95,065)	99,550
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	**11,876,989**	**10,557,751**
RESULT OF LOAN LOSSES (Note 7d I)	**(3,221,313)**	**(2,874,537)**
Expense for allowance for loan losses	(3,764,264)	(3,372,176)
Income from recovery of credits written off as loss	542,951	497,639
GROSS INCOME FROM FINANCIAL OPERATIONS	**8,655,676**	**7,683,214**
OTHER OPERATING REVENUES (EXPENSES)	**(2,429,481)**	**(1,982,843)**
Banking service fees (Note 12d)	4,158,026	3,946,535
Asset management	974,749	986,215
Current account services	125,879	195,526
Credit cards	1,233,132	1,167,666
Sureties and credits granted	777,924	635,148
Receipt services	488,691	451,307
Other	557,651	510,673
Income from bank charges (Note 12e)	928,121	1,022,920
Result from insurance, pension plan and capitalization operations (Note 10c)	686,104	601,241
Personnel expenses (Note 12f)	(2,968,681)	(2,591,622)
Other administrative expenses (Note 12g)	(3,210,449)	(3,145,809)
Tax expenses (Notes 4m and 13a II)	(1,120,681)	(1,193,355)
Equity in earnings of affiliates (Note 14a III)	(20,483)	49,212
Other operating revenues (Note 12h)	260,034	261,023
Other operating expenses (Note 12i)	(1,141,472)	(932,988)
OPERATING INCOME	**6,226,195**	**5,700,371**
NON-OPERATING INCOME (Note 12j)	**289,076**	**871,349**
INCOME BEFORE TAXES ON NET INCOME AND PROFIT SHARING	**6,515,271**	**6,571,720**
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4m and 13a I)	**(1,964,388)**	**(2,339,521)**
Due on operations for the period	(2,012,603)	(2,214,827)
Related to temporary differences	48,215	(124,694)
PROFIT SHARING	**(439,292)**	**(295,089)**
Employees – Law No. 10,101 of 12/19/2000	(335,613)	(246,872)
Officers - Statutory - Law No. 6,404 of 12/15/1976	(103,679)	(48,217)
MINORITY INTEREST IN SUBSIDIARIES (Note 21g)	**(27,426)**	**79,364**
NET INCOME	**4,084,165**	**4,016,474**
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	**2,974,070,092**	**3,000,299,747**
NET INCOME PER SHARE – R$	**1.37**	**1.34**
BOOK VALUE PER SHARE – R$ (OUTSTANDING AT 06/30)	**10.23**	**8.84**

EXCLUSION OF NONRECURRING EFFECTS (Notes 2a and 21h)	**(26,796)**	**(195,768)**
NET INCOME WITHOUT THE NONRECURRING EFFECTS	**4,057,369**	**3,820,706**
NET INCOME PER SHARE - R$	**1.36**	**1.27**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Changes in Financial Position (Note 2a)
(In Thousands of Reais)

	01/01 to 06/30/2008	01/01 to 06/30/2007
A – FINANCIAL RESOURCES WERE PROVIDED BY	**49,917,078**	**47,176,152**
ADJUSTED NET INCOME	**4,458,172**	**4,297,897**
Net income	4,084,165	4,016,474
Adjustments to net income:	374,007	281,423
Depreciation and amortization	282,609	340,919
Equity in earnings of affiliates	20,483	(49,212)
Other	70,915	(10,284)
STOCKHOLDERS' RESOURCES – Granting of stock options	76,582	98,045
THIRD-PARTY'S RESOURCES ARISING FROM:	45,277,912	42,823,227
- Increase in liabilities:	45,124,237	41,499,929
Deposits	1,904,138	7,020,638
Deposits received under securities repurchase agreements	31,487,254	10,605,346
Funds from acceptances and issuance of securities	-	357,239
Interbank and interbranch accounts	1,677,316	589,215
Borrowings and onlending	1,056,763	2,652,953
Derivative financial instruments	915,623	1,913,602
Technical provisions for insurance, pension plan and capitalization	2,804,711	2,473,326
Foreign exchange portfolio	1,338,004	6,193,203
Subordinated debt	1,108,195	6,828,561
Other liabilities	2,832,233	2,865,846
- Changes in deferred income	(2,900)	(7,176)
- Disposal of assets and investments:	77,918	306,529
Assets not for own use	36,784	20,146
Fixed assets	34,842	283,538
Investments	6,292	2,845
- Elimination of investments included in consolidation for the period	-	963,467
- Dividends received from affiliates	78,657	60,478
NET CHANGES IN MINORITY INTEREST	104,412	(43,017)
B – FINANCIAL RESOURCES WERE USED FOR	**48,604,224**	**46,342,589**
INTEREST ON CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR	1,327,602	1,104,947
PURCHASE OF TREASURY SHARES	1,289,995	8,819
INVESTMENTS IN:	450,521	402,664
- Assets not for own use	21,368	17,353
- Fixed assets	226,382	342,141
- Investments	202,771	43,170
DEFERRED CHARGES	122,990	413,499
INCREASE IN ASSETS:	44,782,582	44,412,660
- Interbank investments	11,281,475	7,311,635
- Securities and derivative financial instruments	10,157,068	15,859,336
- Loan, lease and other credit operations	18,869,598	10,916,098
- Foreign exchange portfolio	829,759	6,163,754
- Other receivables	3,093,649	2,659,858
- Other assets	551,033	1,501,979
DECREASE IN LIABILITIES - Funds from acceptance and issuance of securities	630,534	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	**1,312,854**	**833,563**

CHANGES IN FINANCIAL POSITION:

Cash and cash equivalents:		
- At the beginning of the period	4,287,879	3,391,367
- At the end of the period	5,600,733	4,224,930
- Increase (decrease)	**1,312,854**	**833,563**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Balance Sheet
(EinThousands of Reais)

ASSETS	06/30/2008	06/30/2007
CURRENT ASSETS	940,002	593,236
CASH AND CASH EQUIVALENTS	512	510
INTERBANK INVESTMENTS - Money Market (Notes 4a and 5)	179,928	150,272
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	-	11,878
OTHER RECEIVABLES	759,067	429,787
Income receivable (Note 14a I)	498,407	7,728
Sundry (Note 12a)	260,660	422,059
OTHER ASSETS – Prepaid expenses (Note 4f)	495	789
LONG-TERM RECEIVABLES	245,874	1,278,191
INTERBANK INVESTMENTS – Interbank deposits (Notes 4a and 5)	156,442	1,227,812
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	23,888	21,068
Own portfolio	23,888	20,032
Pledged in guarantee	-	954
Derivative financial instruments	-	82
OTHER RECEIVABLES – Sundry (Note 12a)	65,544	29,311
PERMANENT ASSETS	33,047,107	28,772,637
INVESTMENTS - Investments in subsidiaries (Notes 4g and 14a I)	33,046,567	28,772,172
FIXED ASSETS AND DEFERRED CHARGES (Note 4h and 4j)	540	465
TOTAL ASSETS	34,232,983	30,644,064

LIABILITIES		
CURRENT LIABILITIES	1,245,278	1,024,488
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	87	-
OTHER LIABILITIES	1,245,191	1,024,488
Social and statutory (Note 15b II)	1,234,074	993,466
Tax and social security contributions (Note 13c)	2,608	474
Sundry (Note 12c)	8,509	30,548
LONG-TERM LIABILITIES	171,096	79,210
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	1,383	-
OTHER LIABILITIES	169,713	79,210
Tax and social security contributions (Note 13c)	168,397	79,210
Sundry (Note 12c)	1,316	-
STOCKHOLDERS' EQUITY (Note 15)	32,816,609	29,540,366
Capital	17,000,000	14,254,213
Capital reserves	538,712	1,290,059
Revenue reserves	16,905,266	14,821,702
Adjustment to market value - securities and derivative financial instruments (Notes 4b, 4c and 6d)	(105,787)	143,396
(Treasury shares)	(1,521,582)	(969,004)
TOTAL LIABILITIES	34,232,983	30,644,064

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Statement of Income
(In Thousands of Reais)

	01/01 to 06/30/2008	01/01 to 06/30/2007
INCOME FROM FINANCIAL OPERATIONS	**20,169**	**81,133**
Securities and derivative financial instruments	20,169	81,133
EXPENSES ON FINANCIAL OPERATIONS	**(19,200)**	**-**
Money market	(19,200)	-
GROSS INCOME FROM FINANCIAL OPERATIONS	**969**	**81,133**
OTHER OPERATING INCOME (EXPENSES)	**3,579,674**	**3,662,362**
Personnel expenses	(15,183)	(10,706)
Other administrative expenses	(16,470)	(31,960)
Tax expenses (Note 13a II)	(10,895)	(25,303)
Equity in earnings of subsidiaries (Note 14a I)	3,646,941	3,753,072
Other operating revenues (expenses)	(24,719)	(22,741)
OPERATING INCOME	**3,580,643**	**3,743,495**
NON-OPERATING INCOME	**5,134**	**5,883**
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	**3,585,777**	**3,749,378**
INCOME TAX AND SOCIAL CONTRIBUTION (Note 4m)	**214,729**	**(106,192)**
Due on operations for the period	(11,181)	-
Related to temporary differences	225,910	(106,192)
PROFIT SHARING	**(4,267)**	**(3,405)**
Employees - Law No. 10,101 of 12/19/2000	(1,316)	(890)
Officers - Statutory - Law No. 6,404 of 12/15/1976	(2,951)	(2,515)
NET INCOME	**3,796,239**	**3,639,781**
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	**2,974,070,092**	**3,000,299,747**
NET INCOME PER SHARE - R$	**1.28**	**1.21**
BOOK VALUE PER SHARE - R$	**11.07**	**9.84**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Note 15)
(In Thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Adjustment to market value – securities and derivative financial instruments	Retained earnings	(Treasury shares)	Total
BALANCES AT 01/01/2007	**14,254,213**	**1,290,005**	**12,350,694**	**163,600**	**-**	**(1,122,933)**	**26,935,579**
Restatement of equity securities	-	54	-	-	-	-	54
Treasury shares	-	-	(64,703)	-	-	153,929	89,226
Purchase of treasury shares	-	-	-	-	-	(8,819)	(8,819)
Granting of stock options- exercised options	-	-	(64,703)	-	-	162,748	98,045
Change in adjustment to market value	-	-	-	(20,204)	877	-	(19,327)
Complementary interest on capital paid on 03/08/2007 - Fiscal year 2006	-	-	(5,174)	-	-	-	(5,174)
Net income	-	-	-	-	3,639,781	-	3,639,781
Appropriations:							
Legal reserve	-	-	181,989	-	(181,989)	-	-
Statutory reserves	-	-	2,358,896	-	(2,358,896)	-	-
Dividends and interest on capital	-	-	-	-	(1,099,773)	-	(1,099,773)
BALANCES AT 06/30/2007	**14,254,213**	**1,290,059**	**14,821,702**	**143,396**	**-**	**(969,004)**	**29,540,366**
CHANGES IN THE PERIOD	**-**	**54**	**2,471,008**	**(20,204)**	**-**	**153,929**	**2,604,787**
BALANCES AT 01/01/2008	**14,254,213**	**1,290,059**	**17,295,023**	**65,467**	**-**	**(1,172,394)**	**31,732,368**
Capitalization with reserves - ASM/ESM of 04/23/2008	2,745,787	-	(2,745,787)	-	-	-	-
Restatement of equity securities and others	-	271	-	-	-	-	271
Treasury shares	-	(751,618)	(112,607)	-	-	(349,188)	(1,213,413)
Purchase of treasury shares	-	-	-	-	-	(1,289,995)	(1,289,995)
Granting of stock options- exercised options	-	-	(112,607)	-	-	189,189	76,582
Cancellation of shares - ASM/ESM of 04/23/2008	-	(751,618)	-	-	-	751,618	-
Change in adjustment to market value	-	-	-	(171,254)	-	-	(171,254)
Reversal of interest on capital and dividends paid on 03/03/2008 - Fiscal year 2007	-	-	3,837	-	-	-	3,837
Net income	-	-	-	-	3,796,239	-	3,796,239
Appropriations:							
Legal reserve	-	-	189,812	-	(189,812)	-	-
Statutory reserves	-	-	2,274,988	-	(2,274,988)	-	-
Dividends and interest on capital	-	-	-	-	(1,331,439)	-	(1,331,439)
BALANCES AT 06/30/2008	**17,000,000**	**538,712**	**16,905,266**	**(105,787)**	**-**	**(1,521,582)**	**32,816,609**
CHANGES IN THE PERIOD	**2,745,787**	**(751,347)**	**(389,757)**	**(171,254)**	**-**	**(349,188)**	**1,084,241**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Statement of Changes in Financial Position
(In Thousands of Reais)

	01/01 to 06/30/2008	01/01 to 06/30/2007
A – FINANCIAL RESOURCES WERE PROVIDED BY	**3,740,946**	**2,506,364**
Adjusted net income (loss)	**175,081**	**(87,507)**
Net income	3,796,239	3,639,781
- Adjustments to net income	(3,621,158)	(3,727,288)
Equity in earnings of subsidiaries	(3,646,941)	(3,753,072)
Amortization of goodwill	25,706	25,705
Other	77	79
STOCKHOLDERS' RESOURCES – Granting of stock options – exercised options	76,582	98,045
THIRD-PARTY'S RESOURCES ARISING FROM	3,489,283	2,495,826
- Increase in liabilities – Derivative financial instruments	869	-
- Decrease in assets	1,485,542	690,686
Interbank investments	519,777	-
Securities and derivative financial instruments	28,729	-
Other receivables and other assets	937,036	690,686
- Disposal of investments	-	16
- Fixed assets/ deferred charges	41	-
- Interest on capital and dividends received from subsidiaries	2,002,831	1,805,124
B – FINANCIAL RESOURCES WERE USED FOR	**3,740,568**	**2,505,964**
INTEREST ON CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR	1,327,602	1,104,947
PURCHASE OF TREASURY SHARES	1,289,995	8,819
INVESTMENTS IN:	222,687	180
- Investments - investments in subsidiaries	222,500	-
- Fixed assets/ deferred charges	187	180
INCREASE IN ASSETS	-	637,058
- Interbank investments	-	626,329
- Securities and derivative financial instruments	-	10,729
DECREASE IN LIABILITIES:	900,284	754,960
- Derivative financial instruments	-	53,935
- Other liabilities	900,284	701,025
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	**378**	**400**

CHANGES IN FINANCIAL POSITION:

Cash and cash equivalents:		
- At the beginning of the period	134	110
- At the end of the period	512	510
- Increase (decrease)	378	400

BANCO ITAÚ HOLDING FINANCEIRA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FROM JANUARY 1 TO JUNE 30, 2008 AND 2007

(In thousands of reais)

NOTE 1 - OPERATIONS

Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a) Presentation of the Financial Statements

The financial statements of ITAÚ HOLDING and of its subsidiaries (ITAÚ HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, not considering the effects of Law No. 11,638 of December 28, 2007, to be regulated by the Central Bank of Brazil (BACEN) (Note 21i) and instructions issued by BACEN, the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

CMN Resolution No. 3,518 of December 6, 2007 governs the collection of service fees by financial institutions and other institutions authorized to operate by BACEN, producing effects as from April 30, 2008. The income arising from the collection of these fees will be disclosed in the Consolidated Statement of Income, in the "Income from bank charges" heading, created by BACEN Circular Letter No. 3,324 of June 12, 2008 (Note 12e).

In order to enable the proper analysis of net income, the heading "Net income without the nonrecurring effects" is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called "Exclusion of the nonrecurring effects" (Note 21h).

As set forth in the sole paragraph of article 7 of BACEN Circular Letter No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4b) are presented in the Balance Sheet under Current Assets, regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b) Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ HOLDING comprise the consolidation of its foreign subsidiary companies.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign Exchange Variation on investments abroad are classified in the Statement of Income accounts, according to the nature of the corresponding balance sheet accounts.

The difference in Net Income and Stockholders' Equity between ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED (Note 15d) results from the elimination of unrealized profits arising from consolidated intercompany transactions, the related taxes on which have been deferred, and from the adoption of different criteria for the amortization of goodwill originated on purchase of investments and the recognition of deferred tax assets.

In ITAÚ HOLDING, the goodwill recorded in subsidiaries, mainly originated from the acquisition of BanKBoston (BKB) operations in Brazil, Chile and Uruguay, of BanKBoston International (BBI) and BanKBoston Trust Company Limited (BBT), from the partnership to set up Financeira Itaú CBD and Americanas Itaú and from the acquisition of part of the shares of Bank BPI, S.A. (BPI), is being amortized based on the expected future profitability (10 years) or upon realization of investments.

In ITAÚ HOLDING CONSOLIDATED, this goodwill was fully amortized in the years when these investments occurred in order to: a) permit better comparability with previous periods' consolidated financial statements; and b) permit measuring Net Income and Stockholders' Equity based on conservative criteria.

The consolidated financial statements comprise ITAÚ HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation country	Interest %	
			06/30/2008	06/30/2007
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Ltda.		Portugal	100.00	100.00
Banco Fiat S.A.		Brazil	99.99	99.99
Banco Itaú Argentina S.A.	(1)	Argentina	99.96	99.99
Banco Itaú BBA S.A.		Brazil	95.75	95.75
Banco Itaú Cartões S.A.	(2)	Brazil	-	99.99
Banco Itaú Chile S.A.		Chile	99.99	99.99
Banco Itaú Europa Luxembourg S.A.	(3)	Luxembourg	19.52	19.52
Banco Itaú Europa, S.A.	(3)	Portugal	19.53	19.53
Banco Itaú Uruguay S.A.		Uruguay	100.00	100.00
Banco Itaú S.A.		Brazil	100.00	100.00
Banco ItauBank S.A.		Brazil	100.00	100.00
Banco Itaucard S.A.		Brazil	99.99	99.99
Banco Itaucred Financiamentos S.A.		Brazil	99.99	99.99
Banco Itauleasing S.A.	(4)	Brazil	99.99	99.99
BIU Participações S.A.	(5)	Brazil	41.66	41.64
Cia. Itaú de Capitalização		Brazil	99.99	99.99
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(5)	Brazil	50.00	50.00
Fiat Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(6)	Brazil	50.00	50.00
Itaú Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Itau Bank, Ltd.	(7)	Cayman Islands	100.00	100.00
Itaú Corretora de Valores S.A.		Brazil	99.99	99.99
Itaú Seguros S.A.		Brazil	100.00	100.00
Itaú Vida e Previdência S.A.		Brazil	100.00	100.00
Itaú XL Seguros Corporativos S.A.	(6)	Brazil	50.00	50.00
ItauBank Leasing S.A. Arrendamento Mercantil		Brazil	99.99	99.99
Itaúsa Export S.A.	(3)	Brazil	22.23	22.23
Oca Casa Financiera S.A.		Uruguay	100.00	100.00
Orbitall Serviços e Processamento de Informações Comerciais S.A.		Brazil	99.99	99.99
Redecard S.A.	(5)	Brazil	23.21	31.94

(1) New company's name of Banco Itaú Buen Ayre S.A., approved by the Central Bank of Argentina on 07/24/2008;

(2) Company spun off on July 31, 2007 into Banco Itaucard S.A. and Banco Itaú S.A.;

(3) Affiliated companies included in consolidation, duly authorized by CVM, for a better presentation of the economic unit. Controlled by Itaúsa – Investimentos Itaú S.A. (ITAÚSA);

(4) New company's name of Cia. Itauleasing de Arrendamento Mercantil, approved by BACEN on 09/12/2007;

(5) Companies with shared control included proportionally in consolidation;

(6) Company with shared company, fully included in consolidation, as authorized by CVM, in view of the business management by ITAÚ HOLDING;

(7) It does not include Redeemable Preferred Shares (Note 9g).

NOTE 3 – REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at June 30, 2008, according to present regulation, are as follows:

	Financial system Consolidated (1)	Economic-financial consolidated (2)
Referential equity (3)	39,489,619	39,603,225
Basel ratio	17.1%	16.4%
Tier I	13.4%	12.8%
Tier II	3.7%	3.6%
Fixed asset ratio (4)	25.9%	13.0%
Excess capital in relation to fixed assets	9,506,911	14,631,102

(1) Consolidated financial statements including financial companies only.

(2) Consolidated financial statements comprising all subsidiary companies, including insurance, pension plan and capitalization companies and those in which control is based on the sum of interests held by the bank, its managers, parent company and related companies, notwithstanding their percentage, as well as those directly or indirectly acquired, through investment funds.

(3) The CMN, through Resolution 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments.

(4) The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

Management considers the current Basel ratio (16.4%, based on economic-financial consolidated) to be adequate, taking into account the following:

a) It is much higher than the minimum required by the authorities (11.0%).

b) In view of the realizable values of assets (Note 17), the additional provision exceeding the minimum required and unrecorded deferred tax assets, the ratio would increase to 18.6%.

BACEN Resolution No. 3.490, of August 29, 2007, which provides for the criteria for computation of the Required Referential Equity (PRE), will come into effect as from July 1, 2008. For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars No. 3,361, 3.362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007 and 3,389, of June 25, 2008 for market risk, and Circular No. 3,383 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008 for operating risk, were followed. For the operating risk portion, ITAÚ HOLDING opted for the use of the Alternative Standardized Approach.

The changes arising from the new regulation, after considering all impacts, have not shown significant effects in the credit and market risks portions. The operating risk portion will be increasingly incorporated, as set forth by Circular No. 3.383. Initially, it will be 20% of the determined amount, and it will be increased every six-month period until reaching the capital full amount on January 1, 2010. Should the total effect be immediately considered, the Basel ratio would be 16.0% for the Financial System Consolidated and 15.8% for the Economic-Financial Consolidated.

The effects of new provisions on the calculation of PRE are estimated in the following table:

Simulation of Effects on Basel Ratio	Financial system Consolidated	Economic-financial consolidated
Ratio under the current criteria	**17.1%**	**16.4%**
Exposures based on risk factor:	-0.6%	-0.1%
Retail loan operations reclassified to 75%	1.3%	1.2%
Loan commitments (*)	-1.3%	-1.2%
Exposures related to investments in investment fund quotas	0.0%	0.3%
Other effects	-0.6%	-0.4%
Risk of operations subject to interest rate variation	0.3%	0.3%
Risk of operations subject to commodity price variation	0.0%	0.0%
Risk of operations subject to stock price variation	0.0%	0.0%
Operating risk (considering 20% of calculated amount)	-0.2%	-0.2%
Ratio under the criteria effective as from July 1, 2008	**16.6%**	**16.4%**

(*) Credit release commitments to clients, not subject to unconditional and unilateral cancellation by the institution.

For calculation of the ratios as of June 30, 2008, the Referential Equity was used, as follows:

	Financial system Consolidated	Economic-financial consolidated
ITAÚ HOLDING's Stockholders' equity (Consolidated)	**30,341,255**	**30,341,255**
Minority interests in subsidiaries	1,934,801	2,057,170
Unrealized income (loss)	2,379	-
Consolidated stockholders' equity (BACEN)	**32,278,435**	**32,398,425**
Subordinated debt	8,148,488	8,148,488
Deferred tax assets excluded from Tier I	(459,808)	(459,808)
Deferred assets excluded from Tier I	(410,065)	(413,150)
Tier I + Tier II	**39,557,050**	**39,673,955**
Exclusions (*):		
Funding instruments issued by financial institutions	(67,431)	(70,730)
Referential equity	**39,489,619**	**39,603,225**

(*) Starting June 30, 2008, the indirect interest in Banco Itaú Europa, S.A. has no longer been considered in exclusions.

During this period, the effects of the changes on legislation and balances were as follows:

Changes in the Basel Ratio	Financial system consolidated			Economic-financial consolidated		
	Referential equity	Weighted assets	Effect	Referential equity	Weighted assets	Effect
Ratio at 12/31/2007	**36,937,627**	**197,140,303**	**18.7%**	**37,094,609**	**207,726,168**	**17.9%**
Net income	4,128,569	-	2.1%	4,114,458	-	2.0%
Interest on capital and dividends	(1,327,602)	-	-0.6%	(1,327,602)	-	-0.6%
Change in the adjustment to market value – securities and derivatives	(171,254)	-	-0.1%	(171,254)	-	-0.1%
Treasury shares	(1,213,413)	-	-0.6%	(1,213,413)	-	-0.6%
Subordinated debt	1,134,923	-	0.6%	1,134,923	-	0.5%
Deferred assets excluded from Tier I of referential equity	(121,370)	(121,370)	-0.1%	(122,440)	(122,440)	-0.1%
Other changes in referential equity	122,139	-	0.1%	93,944	-	0.1%
Changes in weighted assets	-	34,277,311	-3.0%	-	34,254,353	-2.7%
Ratio at 06/30/2008	**39,489,619**	**231,296,244**	**17.1%**	**39,603,225**	**241,858,081**	**16.4%**

b) Capital for Insurance Activity

The Superintendency of Private Insurance (SUSEP), following the worldwide trend towards the strengthening of the insurance market, disclosed on December 26, 2006 the Resolutions Nos. 155 and 158, amended by Resolution No. 178 of December 28, 2007 and Circular No. 355 of December 14, 2007. The regulations, in force as from January 2008, provide for the rules on required regulatory capital for authorization and operation of insurance companies and rules for the allocation of capital from subscription risk for several insurance segments.

Noteworthy is the fact that the Adjusted Stockholders' Equity of ITAU HOLDING companies exclusively engaged in insurance activities is higher than the required regulatory capital. As of June 30, 2008, the capital required by the new SUSEP regulation was R$ 489,894, against an existing adjusted stockholders' equity of R$ 2,145,231.

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) **Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlendings and other receivables and payables –** Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b) **Securities -** Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular Letter No. 3,068, of November 8, 2001. Securities are classified into the following categories:

- Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period.

- Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders' equity;

- Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to their maturity date, not being adjusted to market value

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders' equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c) **Derivative financial instruments -** These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular Letter No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statements of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

- Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

- Cash Flow Hedge - The effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The ineffective portion of hedge is recorded directly in the statement of income.

d) Loan, Lease and Other Credit Operations (Operations with Credit Granting Characteristics) – These transactions are recorded at present value and calculated "pro rata die" based on the variation of the contracted index, and are recorded on the accrual basis until the 60th day overdue in financial companies. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

- Provisions are recorded from the date loans are granted, based on the client's risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

- Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

f) Other assets - These assets are mainly comprised by assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

g) Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h) Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily restated cost, at the following annual rates:

Real estate in use	4 %	to	8 %
Installations, furniture, equipment and security, transportation and communication systems	10 %	to	25 %
EDP systems	20 %	to	50 %

i) Operating leases – Leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual useful lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by Ordinance No. 113 of February 26, 1988 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts. The recognition in income will occur on the due date of the installments.

j) Deferred charges - Deferred organization and expansion expenditures mainly represent leasehold improvements and acquisition of software, and acquisition of customer portfolios, which are amortized in periods from five to ten years.

k) **Technical Provisions of Insurance, Pension Plan and Capitalization –** provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution No. 162 of December 26, 2006 and the amendments introduced by CNSP Resolution No. 181, of December 19, 2007.

I - Insurance:

- Provision for unearned premiums – recognized to determine unearned premiums relating to the risk coverage period, calculated pro rata die, and relating to risks not yet issued, calculated based on estimates, according to an actuarial technical study.

- Provision for premium deficiency – recognized according to the Technical Actuarial Note in case of insufficient Provision for unearned premiums;

- Provision for unsettled claims: recognized based on claims of loss in an amount sufficient to cover future commitments, awaiting judicial decision, which amounts are determined by court-appointed experts and legal advisors that make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company.

- Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

II - Pension Plan and Individual life with living benefits – correspond to liabilities assumed such as retirement plans, disability, pension and annuity:

- Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits;

- Provision for insufficient contribution – recognized in case of insufficient mathematical provisions;

- Provision for events incurred but not reported (IBNR) – recognized for the estimated amount of events occurred but not reported;

- Provision for financial surplus – recognized by the difference between the contributions daily adjusted by the Investment Portfolio and the funds guaranteeing them, according to the plan's regulation;

- Provision for financial variation – recognized according to the methodology provided for by Technical Actuarial Note in order to guarantee that the financial assets are sufficient to cover mathematical provisions.

III - Capitalization

- Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

- Provision for raffle contingencies – recognized according to the methodology provided for by Technical Actuarial Note to cover the Provision for raffles in the event of insufficient funds.

l) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security: assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,535 of January 31, 2008.

I - Contingent Assets and Liabilities:

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

- Contingent Assets: not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability.

- Contingent Liabilities: basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; or remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

  Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II - Legal Liabilities – Tax and Social Security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

m) Taxes - These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS	up to 5.00%

(1) As from May 1, 2008, for financial subsidiaries and equivalent companies, the rate was changed from 9% to 15%, as provided for by articles 17 and 41 of Law No. 11.727 of June 24, 2008. For non-financial and social security subsidiaries, the rate remained at 9%.

(2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.6%.

n) Deferred income – This refers to unexpired interest received in advance that is recognized in income as earned, and the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

NOTE 5 - INTERBANK INVESTMENTS

	06/30/2008						06/30/2007	
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	**44,841,610**	**6,194,163**	**4,756,617**	**57,573**	**55,849,963**	**82.1**	**23,672,830**	**61.1**
Funded position (*)	12,408,537	5,608,288	4,756,617	57,573	22,831,015	33.5	13,705,810	35.4
Financed position	31,750,811	304,614	-	-	32,055,425	47.1	9,902,583	25.6
With free movement	687,160	304,565	-	-	991,725	1.5	71,617	0.2
Without free movement	31,063,651	49	-	-	31,063,700	45.7	9,830,966	25.4
Short position	682,262	281,261	-	-	963,523	1.4	64,437	0.1
Money market – Assets Guaranteeing Technical Provisions - SUSEP	**-**	**425,302**	**387,486**	**75,073**	**887,861**	**1.3**	**824,172**	**2.1**
Interbank deposits	**6,777,624**	**2,542,927**	**1,242,975**	**765,372**	**11,328,898**	**16.6**	**14,223,555**	**36.8**
TOTAL	**51,619,234**	**9,162,392**	**6,387,078**	**898,018**	**68,066,722**		**38,720,557**	
% per maturity term	75.8	13.5	9.4	1.3				
TOTAL – 06/30/2007	**28,645,972**	**6,082,979**	**2,383,034**	**1,608,572**	**38,720,557**			
% per maturity term	73.9	15.7	6.2	4.2				

(*) Includes R$ 9,897,593 (R$ 4,782,240 at 06/30/2007) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the Brazilian Mercantile and Futures Exchange (BM&F) and the Central Bank of Brazil (BACEN).

In ITAÚ HOLDING at 06/30/2008, portfolio is composed of Money market – funded position falling due in up to 30 days amounting to R$ 179,928 (R$ 150,272 at 06/30/2007) and Interbank deposits over 365 days amounting to R$ 156,442 (R$ 1,227,812 at 06/30/2007).

NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	06/30/2008											06/30/2007
	Cost	Provision for adjustment to market value with impact on: Results	Provision for adjustment to market value with impact on: Stockholders' equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	**18,271,622**	**(87,243)**	**37,291**	**18,221,670**	**25.5**	**2,080,651**	**333,862**	**501,769**	**4,115,240**	**5,158,886**	**6,031,862**	**13,484,249**
Financial Treasury Bills	4,725,042	597	571	4,726,210	6.6	-	395,916	63,836	1,124,303	992,026	2,259,929	2,728,991
National Treasury Bills	8,486,838	(57,793)	(12,799)	8,416,046	11.8	1,222,889	-	422,095	2,886,901	3,839,441	44,720	6,652,223
National Treasury Notes	3,306,939	(18,322)	44,981	3,333,598	4.7	5,227	47,025	4,923	78,605	279,394	2,918,424	2,893,557
National Treasury Notes - M	10,554	-	-	10,554	-	-	-	5,277	5,277	-	-	35,578
National Treasury/Securitization	191,109	(4,265)	5,667	192,511	0.3	3,553	621	5,639	18,573	24,193	139,932	112,077
Brazilian External Debt Bonds	1,230,984	(7,460)	(1,129)	1,222,395	1.7	528,626	1	-	1,681	23,530	668,557	782,837
Investment in Non-exclusive Funds	320,366	-	-	320,366	0.4	320,366	-	-	-	-	-	264,414
Other	-	-	-	-	-	-	-	-	-	-	-	14,972
GOVERNMENT SECURITIES - ABROAD	**11,510,622**	**(520)**	**(101,500)**	**11,408,602**	**15.7**	**934,361**	**309,634**	**2,209,042**	**4,382,746**	**2,829,752**	**743,068**	**11,176,392**
Spain	3,202,141	(9,143)	(33,205)	3,159,793	4.4	-	3,969	395,103	1,775,975	984,746	-	3,103,553
Austria	2,609,625	-	(39,937)	2,569,688	3.6	-	7,540	572,461	1,539,143	450,544	-	3,358,742
Korea	1,790,144	(8,809)	(1,819)	1,779,516	2.5	572,371	3,159	817,374	386,612	-	-	3,229,260
Denmark	1,795,676	(648)	(16,644)	1,778,384	2.5	197,163	720	167,206	323,117	910,169	180,909	114,209
United States	646,458	18,020	-	664,478	0.9	7,365	6,342	679	-	125,731	524,361	330,312
Norway	537,524	-	(8,184)	529,340	0.7	10,524	-	185,090	333,726	-	-	-
Chile	455,365	1	(862)	454,504	0.6	121,849	273,926	45,276	6,543	2,697	4,213	327,617
Portugal	233,008	-	(850)	232,158	0.3	-	-	-	-	232,158	-	241,384
Argentina	110,073	91	-	110,164	0.1	20,503	-	514	-	81,996	7,151	78,420
Central Bank	106,415	332	-	106,747	0.1	20,503	-	-	-	81,825	4,419	38,544
National Treasury	3,658	(241)	-	3,417	-	-	-	514	-	171	2,732	39,876
Uruguay	97,075	34	1	97,110	0.1	4,686	13,975	4,289	2,980	37,197	34,083	91,106
Mexico	29,958	(53)	-	29,905	-	-	-	970	14,649	4,497	9,789	16,946
Other	2,575	(13)	-	2,562	-	-	-	-	-	-	2,562	283,843
CORPORATE SECURITIES	**14,654,901**	**(1,279)**	**(76,987)**	**14,576,635**	**20.7**	**4,679,634**	**639,301**	**1,556,141**	**1,874,332**	**940,890**	**4,886,334**	**16,193,512**
Eurobonds and others	3,141,155	(7,256)	3,465	3,137,364	4.7	143,154	396,234	475,155	868,468	76,353	1,177,950	5,123,293
Bank Deposit Certificates	1,574,080	-	-	1,574,080	2.2	-	26,797	103,363	354,765	250,043	839,112	3,020,987
Shares	1,369,475	(301)	(8,639)	1,360,535	1.9	1,360,535	-	-	-	-	-	1,712,506
Debentures	2,827,520	(875)	2,565	2,829,210	4.0	64,954	113,827	319,296	372,446	581,327	1,377,560	2,626,890
Promissory Notes	1,734,313	-	574	1,734,887	2.4	964,997	2,497	497,047	270,346	-	-	547,289
Quotas of Funds	2,131,176	560	12,363	2,144,099	3.0	2,144,099	-	-	-	-	-	2,540,156
Fixed income	1,021,805	560	75	1,022,440	1.4	1,022,440	-	-	-	-	-	1,194,425
Credit Rights	1,044,344	-	-	1,044,344	1.5	1,044,344	-	-	-	-	-	1,158,906
Other	65,027	-	12,288	77,315	0.1	77,315	-	-	-	-	-	186,825
Securitized Real Estate Loans	1,877,139	6,623	(87,345)	1,796,417	2.5	1,895	146	161,280	8,280	33,170	1,591,646	562,743
Other	43	-	-	43	-	-	-	-	7	-	36	59,548
PGBL/VGBL FUND QUOTAS (1)	**21,148,807**	**-**	**-**	**21,148,807**	**29.7**	**21,148,807**	**-**	**-**	**-**	**-**	**-**	**16,641,184**
SUBTOTAL - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	**65,585,952**	**(89,042)**	**(141,196)**	**65,355,714**	**91.6**	**28,843,453**	**1,182,497**	**4,266,952**	**10,372,217**	**8,929,531**	**11,760,964**	**57,494,337**
Trading securities	44,362,753	(89,042)	-	44,273,711	62.1	25,872,515	330,345	714,364	5,537,667	4,814,829	7,004,091	37,657,000
Available-for-sale securities	20,122,245	-	(141,196)	19,981,049	28.0	2,970,569	843,312	3,540,994	4,818,559	4,077,373	3,730,222	18,348,360
Held-to-maturity securities (2)	1,100,954	-	-	1,100,954	1.5	349	8,840	11,594	16,091	37,329	1,026,651	1,488,304
DERIVATIVE FINANCIAL INSTRUMENTS	**5,581,118**	**372,153**	**-**	**5,953,271**	**8.4**	**1,533,821**	**1,153,530**	**664,474**	**1,231,113**	**477,262**	**893,071**	**4,546,187**
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	**71,167,070**	**283,111**	**(141,196)**	**71,308,985**	**100.0**	**30,377,274**	**2,336,027**	**4,931,426**	**11,603,430**	**9,406,793**	**12,654,035**	**62,040,524**
						42.6%	**3.3%**	**6.9%**	**16.3%**	**13.2%**	**17.7%**	
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	**(4,826,601)**	**53,674**	**-**	**(4,772,927)**	**100.0**	**(537,021)**	**(549,532)**	**(1,512,734)**	**(1,001,896)**	**(360,778)**	**(810,966)**	**(4,159,869)**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customers' responsibility, is recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account.

(2) Unrecorded positive adjustment to market value in the amount of R$ 184,061 (R$ 219,845 at 06/30/2007), according to Note 6e.

b) Summary by portfolio

	06/30/2008							
	Own portfolio	Restricted to: Repurchase agreements	Restricted to: Pledging of guarantees (1)	Restricted to: Free movement	Restricted to: Central Bank (2)	Derivative financial instruments	Assets guaranteeing technical provisions (Note 10b)	Total
GOVERNMENT SECURITIES - DOMESTIC	**9,308,507**	**1,120,879**	**3,847,461**	**250,565**	**1,959,352**	**-**	**1,734,906**	**18,221,670**
Financial Treasury Bills	1,272,391	46,735	1,548,875	59	1,486,798	-	371,352	4,726,210
National Treasury Bills	4,927,299	723,205	1,920,471	250,506	472,554	-	122,011	8,416,046
National Treasury Notes	1,764,176	64,628	263,251	-	-	-	1,241,543	3,333,598
National Treasury Notes - M	10,554	-	-	-	-	-	-	10,554
National Treasury/Securitization	192,511	-	-	-	-	-	-	192,511
Brazilian External Debt Bonds	821,220	286,311	114,864	-	-	-	-	1,222,395
Investments in Non-exclusive Funds	320,356	-	-	-	-	-	-	320,356
GOVERNMENT SECURITIES - ABROAD	**6,971,724**	**747,192**	**3,689,686**	**-**	**-**	**-**	**-**	**11,408,602**
Spain	1,807,843	-	1,351,950	-	-	-	-	3,159,793
Austria	1,138,929	-	1,430,759	-	-	-	-	2,569,688
Korea	1,243,675	-	535,841	-	-	-	-	1,779,516
Denmark	1,779,384	-	-	-	-	-	-	1,779,384
United States	2,124	649,977	12,377	-	-	-	-	664,478
Norway	170,581	-	358,759	-	-	-	-	529,340
Chile	424,842	29,662	-	-	-	-	-	454,504
Portugal	232,158	-	-	-	-	-	-	232,158
Argentina	42,611	67,553	-	-	-	-	-	110,164
Central Bank	39,194	67,553	-	-	-	-	-	106,747
National Treasury	3,417	-	-	-	-	-	-	3,417
Uruguay	97,110	-	-	-	-	-	-	97,110
Mexico	29,905	-	-	-	-	-	-	29,905
Other	2,562	-	-	-	-	-	-	2,562
CORPORATE SECURITIES	**11,600,665**	**578,503**	**18,383**	**-**	**-**	**-**	**2,379,084**	**14,576,635**
Eurobonds and others	3,025,884	111,480	-	-	-	-	-	3,137,364
Bank Deposit Certificates	358,071	-	18,198	-	-	-	1,197,811	1,574,080
Shares	1,335,561	-	185	-	-	-	24,789	1,360,535
Debentures	1,467,492	467,023	-	-	-	-	894,695	2,829,210
Promissory Notes	1,721,185	-	-	-	-	-	13,702	1,734,887
Quotas of Funds	1,908,331	-	-	-	-	-	235,768	2,144,099
Fixed Income	1,019,067	-	-	-	-	-	3,373	1,022,440
Credit Rights	811,949	-	-	-	-	-	232,395	1,044,344
Other	77,315	-	-	-	-	-	-	77,315
Securitized Real Estate Loans	1,784,098	-	-	-	-	-	12,319	1,796,417
Other	43	-	-	-	-	-	-	43
PGBL/VGBL FUND QUOTAS	**-**	**-**	**-**	**-**	**-**	**-**	**21,148,807**	**21,148,807**
SUBTOTAL - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	**27,880,896**	**2,446,574**	**7,565,530**	**250,565**	**1,959,352**	**-**	**25,262,797**	**65,355,714**
Trading securities	12,198,129	1,706,747	3,746,418	250,506	1,959,352	-	24,412,559	44,273,711
Available-for-sale securities	15,370,967	580,868	3,745,532	59	-	-	283,623	19,981,049
Held-to-maturity securities	311,800	158,959	63,580	-	-	-	566,615	1,100,954
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	**5,953,271**	-	**5,953,271**
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	**27,880,896**	**2,446,574**	**7,565,530**	**250,565**	**1,959,352**	**5,953,271**	**25,262,797**	**71,308,985**
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) – 06/30/2007	**28,897,473**	**2,563,875**	**3,607,966**	**515,160**	**1,669,965**	**4,546,187**	**20,239,909**	**62,040,524**

(1) Represent securities deposited with Contingent Liabilities (Note 11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

(2) Represent securities in compulsory deposits.

c) Trading securities

	06/30/2008										06/30/2007
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	**15,448,864**	**(87,243)**	**15,361,621**	**34.7**	**2,079,919**	**289,681**	**369,431**	**3,927,864**	**4,098,583**	**4,616,153**	**10,676,408**
Financial Treasury Bills	3,694,676	597	3,695,273	8.3	-	252,364	30,237	958,834	289,548	2,164,290	1,639,580
National Treasury Bills	8,030,032	(57,793)	7,972,239	18.0	1,222,867	-	325,233	2,884,599	3,494,820	44,720	6,503,463
National Treasury Notes	2,482,528	(18,322)	2,464,206	5.6	4,540	36,696	-	64,167	258,065	2,100,737	1,831,833
National Treasury/Securitization	88,364	(4,265)	84,099	0.2	3,531	621	3,961	18,573	22,619	34,794	11,857
Brazilian External Debt Bonds	632,908	(7,460)	625,448	1.9	526,625	-	-	1,681	23,530	271,612	325,461
Investments in Non-exclusive Funds	320,356	-	320,356	0.7	320,356	-	-	-	-	-	264,414
GOVERNMENT SECURITIES - ABROAD	**2,385,998**	**(520)**	**2,385,478**	**5.3**	**800,058**	**8,570**	**104,529**	**716,453**	**213,116**	**543,752**	**2,469,337**
Argentina	109,287	91	109,378	0.2	20,503	-	514	-	81,996	6,365	46,681
Central Bank	106,415	332	106,747	0.2	20,503	-	-	-	81,825	4,419	7,947
National Treasury	2,872	(241)	2,631	-	-	-	514	-	171	1,946	38,734
Denmark	197,811	(648)	197,163	0.4	197,163	-	-	-	-	-	-
Spain	421,558	(9,143)	412,415	0.9	-	-	-	412,415	-	-	837,972
Korea	966,220	(8,809)	957,411	2.2	567,757	383	101,729	287,542	-	-	1,039,204
Chile	12,058	1	12,059	-	7,270	1,843	637	847	892	570	25,030
Uruguay	73	34	107	-	-	2	-	-	-	105	127
United States	646,458	18,020	664,478	1.5	7,365	6,342	679	-	125,731	524,361	330,312
Mexico	29,958	(53)	29,905	0.1	-	-	970	14,649	4,497	9,789	16,946
Other	2,575	(13)	2,562	-	-	-	-	-	-	2,562	173,065
CORPORATE SECURITIES	**5,379,084**	**(1,279)**	**5,377,806**	**12.2**	**1,843,731**	**31,994**	**260,404**	**894,360**	**613,130**	**1,844,186**	**7,970,754**
Eurobonds and others	650,238	(7,286)	642,952	1.5	17,982	(11,737)	44,183	473,037	43,328	76,159	1,623,590
Bank Deposit Certificates	1,544,052	-	1,544,052	3.5	-	26,797	103,363	324,737	250,043	839,112	2,533,034
Shares	610,919	(301)	610,618	1.4	610,618	-	-	-	-	-	1,157,869
Debentures	1,226,707	(875)	1,227,832	2.8	-	16,934	65,810	96,566	203,247	845,255	987,345
Promissory Notes	20,249	-	20,249	-	-	-	20,249	-	-	-	-
Quotas of Funds	1,214,571	560	1,215,131	2.7	1,215,131	-	-	-	-	-	1,493,763
Fixed Income	892,066	560	892,626	2.0	892,626	-	-	-	-	-	1,179,700
Credit Rights	304,666	-	304,666	0.7	304,666	-	-	-	-	-	227,392
Other	17,839	-	17,839	-	17,839	-	-	-	-	-	86,671
Securitized Real Estate Loans	110,348	6,623	116,971	0.3	-	-	16,799	-	16,512	83,660	115,603
Other	-	-	-	-	-	-	-	-	-	-	59,550
PGBL/VGBL FUND QUOTAS	**21,148,807**	**-**	**21,148,807**	**47.8**	**21,148,807**	**-**	**-**	**-**	**-**	**-**	**16,641,184**
Total	**44,362,753**	**(89,042)**	**44,273,711**	**100.0**	**25,872,515**	**330,245**	**714,364**	**5,537,667**	**4,814,829**	**7,004,091**	**37,657,683**
% per maturity term					**58.5%**	**0.7%**	**1.6%**	**12.5%**	**10.9%**	**15.8%**	
Total 06/30/2007	**37,529,587**	**128,096**	**37,657,683**	**100.0**	**20,264,217**	**494,416**	**2,053,788**	**3,138,031**	**5,957,076**	**5,750,155**	
% per maturity term					**53.8%**	**1.3%**	**5.5%**	**8.3%**	**15.8%**	**15.3%**	

d) Available-for-sale securities

	06/30/2008										06/30/2007
	Cost	Adjustment to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	**2,004,973**	**37,291**	**2,042,264**	**10.2**	**732**	**36,380**	**134,897**	**172,016**	**1,056,366**	**643,881**	**1,760,070**
Financial Treasury Bills	1,030,266	571	1,030,937	5.2	-	33,551	33,598	165,369	702,780	95,639	1,089,111
National Treasury Bills	456,606	(12,799)	443,807	2.2	22	-	96,862	2,302	344,621	-	148,760
National Treasury Notes	236,365	44,981	281,346	1.4	687	1,828	2,749	4,347	6,381	265,344	294,802
National Treasury/Securitization	102,745	5,667	108,412	0.5	22	-	1,678	-	1,574	105,138	100,420
Brazilian External Debt Bonds	178,891	(1,129)	177,762	0.9	1	1	-	-	-	177,760	102,023
Other	-	-	-	-	-	-	-	-	-	-	14,872
GOVERNMENT SECURITIES - ABROAD	**9,107,587**	**(101,500)**	**9,006,087**	**45.0**	**134,072**	**300,883**	**2,104,513**	**3,667,292**	**2,616,636**	**182,711**	**9,687,734**
Portugal	233,008	(850)	232,158	1.2	-	-	-	-	232,158	-	341,384
Austria	2,609,625	(39,937)	2,569,688	12.9	-	7,540	572,461	1,539,143	450,544	-	3,358,742
Argentina	786	-	786	-	-	-	-	-	-	786	31,739
Central Bank	-	-	-	-	-	-	-	-	-	-	30,597
National Treasury	786	-	786	-	-	-	-	-	-	786	1,142
Denmark	1,598,865	(16,644)	1,582,221	7.9	-	723	187,286	323,117	910,186	160,909	114,209
Spain	2,780,583	(33,205)	2,747,378	13.7	-	3,969	395,103	1,363,560	984,746	-	2,265,581
Korea	823,924	(1,819)	822,105	4.1	4,614	2,776	715,645	99,070	-	-	2,190,056
Chile	443,307	(862)	442,445	2.2	114,579	272,083	44,639	5,696	1,805	3,643	302,587
Uruguay	79,965	1	79,966	0.4	4,355	13,772	4,289	2,980	37,197	17,373	72,658
Norway	537,524	(8,184)	529,340	2.6	10,524	-	185,090	333,726	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	110,776
CORPORATE SECURITIES	**9,009,685**	**(76,987)**	**8,932,698**	**44.8**	**2,836,786**	**607,069**	**1,301,694**	**979,249**	**406,371**	**2,903,630**	**7,910,538**
Eurobonds and others	2,302,626	3,495	2,306,121	11.5	125,172	407,971	430,972	395,451	33,025	913,530	3,269,309
Bank Deposit Certificates	30,028	-	30,028	0.2	-	-	-	30,028	-	-	487,953
Shares	758,556	(8,639)	749,917	3.8	749,917	-	-	-	-	-	554,637
Debentures	1,529,468	2,565	1,532,033	7.7	64,836	96,455	249,343	275,137	355,688	490,574	1,572,436
Promissory Notes	1,714,064	574	1,714,638	8.6	964,997	2,497	476,798	270,346	-	-	547,289
Quotas of Funds	916,605	12,363	928,968	5	928,968	-	-	-	-	-	1,040,469
Fixed Income	129,739	75	129,814	0.6	129,814	-	-	-	-	-	14,725
Credit Rights	739,678	-	739,678	3.7	739,678	-	-	-	-	-	931,514
Other	47,188	12,288	59,476	0.3	59,476	-	-	-	-	-	94,230
Securitized Real Estate Loans	1,758,295	(87,345)	1,670,950	8.4	1,895	146	144,481	8,280	16,658	1,499,490	438,347
Other	43	-	43	-	-	-	-	7	-	36	98
TOTAL	**20,122,245**	**(141,196)**	**19,981,049**	**100.0**	**2,970,589**	**843,312**	**3,540,994**	**4,818,559**	**4,077,373**	**3,730,222**	**18,348,350**
Adjustments of securities reclassified in prior years to the held-to-maturity category		19,666			**14.9%**	**4.2%**	**17.7%**	**24.1%**	**20.4%**	**18.7%**	
Deferred taxes		43,835									
Minority interest in subsidiaries		7,659									
Adjustment of securities of unconsolidated affiliates		(35,751)									
ADJUSTMENT TO MARKET VALUE – SECURITIES - 06/30/2008		**(106,787)**									
TOTAL 06/30/2007	**18,221,014**	**127,336**	**18,348,350**	**100.0**	**2,432,202**	**1,194,244**	**1,741,032**	**6,589,302**	**2,599,803**	**3,791,767**	
Adjustments of securities reclassified in prior years to the held-to-maturity category		24,575			**13.2%**	**6.5%**	**9.5%**	**35.9%**	**14.2%**	**20.7%**	
Deferred taxes		(57,082)									
Minority interest in subsidiaries		1,949									
Adjustment of securities of unconsolidated affiliates		46,618									
ADJUSTMENT TO MARKET VALUE – SECURITIES - 06/30/2007		**143,396**									

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost by maturity term. In the carrying value, not considered in results, is the amounts of R$ 19,666 (R$ 24,575 at 06/30/2007) included at June 30, 2008, relating to market adjustment of the reclassified securities at December 31, 2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 184,061 (R$ 219,845 at 06/30/2007).

	06/30/2008								06/30/2007
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Cost
GOVERNMENT SECURITIES - DOMESTIC	817,785	74.2	-	8,501	7,451	15,368	14,937	771,528	1,157,763
National Treasury Notes (1)	588,046	53.3	-	8,501	2,174	10,091	14,937	552,343	766,832
National Treasury Notes - M (2)	10,554	1.0	-	-	5,277	5,277	-	-	35,578
Brazilian External Debt Bonds	219,185	19.9	-	-	-	-	-	219,185	355,353
GOVERNMENT SECURITIES – ABROAD - Uruguay	17,037	1.5	231	201	-	-	-	16,605	18,321
CORPORATE SECURITIES	266,132	24.3	118	238	4,143	723	22,392	238,518	312,220
Eurobonds and others	188,291	17.1	-	-	-	-	-	188,291	230,394
Debentures (1)	69,345	6.3	118	238	4,143	723	22,392	41,731	67,109
Quotas of Funds - Other	-	-	-	-	-	-	-	-	5,924
Securitized Real Estate Loans (1)	8,496	0.9	-	-	-	-	-	8,496	8,793
Total	1,100,954	100.0	349	8,940	11,594	16,091	37,329	1,026,651	1,488,304
% per maturity term			0.0%	0.8%	1.1%	1.5%	3.4%	93.2%	
Total 06/30/2007	1,488,304	100.0	31,336	11,533	9,688	237,364	113,525	1,084,858	
% per maturity term			2.1%	0.8%	0.7%	15.9%	7.6%	72.9%	

(1) Includes investment of Itaú Previdência e Seguros S.A. in the amount of R$ 582,201 (R$ 734,217 at 06/30/2007).

(2) Refers to securities issued in nominative and non-disposable way.

f) Derivative financial instruments

	06/30/2008										06/30/2007
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSETS											
Futures	16,800	21,476	38,276	0.6	(398)	7,445	7,138	7,503	10,180	6,408	-
Option premiums	688,305	(58,873)	629,432	10.6	71,093	45,340	56,644	370,053	85,425	1,477	651,631
Forwards	1,945,331	(1,386)	1,943,945	32.7	930,979	631,433	238,093	94,475	-	48,965	1,288,130
Swaps - difference receivable	2,008,009	408,271	2,416,280	40.6	330,198	267,465	269,086	517,690	370,011	662,830	1,533,274
Other (*)	922,673	2,665	925,338	15.5	201,949	201,847	95,113	241,392	11,646	173,391	1,073,152
Total	**5,581,118**	**372,153**	**5,953,271**	**100.0**	**1,533,821**	**1,163,530**	**664,474**	**1,231,113**	**477,262**	**893,071**	**4,546,187**
% per maturity term					**25.7%**	**19.4%**	**11.2%**	**20.7%**	**8.0%**	**15.0%**	
Total 06/30/2007	**4,088,522**	**457,665**	**4,546,187**	**100.0**	**1,423,234**	**743,459**	**394,512**	**836,679**	**533,988**	**614,315**	
% per maturity term					**31.3%**	**16.4%**	**8.7%**	**18.4%**	**11.7%**	**13.5%**	
LIABILITIES											
Futures	-	-	-	-	-	-	-	-	-	-	(48,320)
Option premiums	(918,880)	343,613	(575,267)	12.1	(57,971)	(107,353)	(107,004)	(131,966)	(168,717)	(2,256)	(486,260)
Forwards	(84,780)	109	(84,671)	1.8	(5,317)	(26,456)	(3,933)	-	-	(48,965)	(512,080)
Swaps - difference receivable	(2,302,731)	(306,984)	(2,609,715)	54.7	(212,891)	(183,575)	(1,041,735)	(391,452)	(154,541)	(625,521)	(1,444,945)
Other (*)	(1,520,210)	16,936	(1,503,274)	31.4	(260,842)	(232,148)	(360,062)	(478,478)	(37,520)	(134,224)	(1,668,264)
Total	**(4,826,601)**	**53,674**	**(4,772,927)**	**100.0**	**(537,021)**	**(549,632)**	**(1,512,734)**	**(1,001,886)**	**(360,778)**	**(810,966)**	**(4,169,869)**
% per maturity term					**11.3%**	**11.5%**	**31.6%**	**21.0%**	**7.6%**	**17.0%**	
Total 06/30/2007	**(3,769,788)**	**(400,081)**	**(4,169,869)**	**100.0**	**(1,168,826)**	**(669,787)**	**(466,276)**	**(633,851)**	**(475,185)**	**(755,944)**	
% per maturity term					**28.1%**	**16.1%**	**11.0%**	**15.2%**	**11.4%**	**18.2%**	

(*) Basically includes Forward Contracts, Forward Rate Agreement (FRAs), Non Deliverable Forward (NDFs) and Credit Derivatives

At June 30, 2007, ITAÚ HOLDING recorded at market value swap contracts involving foreign currency, interbank market and indices totaling R$ 11,960, distributed as follows: R$ 2 from 31 to 180 days, R$ 11,876 from 181 to 365 days and R$ 82 over 365 days. The liability position amounted to R$ 1,470, distributed at June 30, 2008 as follows: R$ 44 from 31 to 180 days, R$ 43 from 181 to 365 days and R$ 1,383 over 365 days.

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates and asset prices and credit, aiming to hedge against *default* by counterparts. Accordingly, ITAU HOLDING and its subsidiaries are fully involved in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

Most derivative contracts traded by the institution with clients in Brazil are swap and futures contracts, which are registered at the Brazilian Mercantile and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F futures contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturity or currency mismatches between their obligations and the resources used to fund them. Overseas transactions are carried out with futures, forwards, options, *swaps* and credits with registration mainly in the Chicago, New York and London Exchanges.

The main risk factors of the derivatives, assumed at June 30, 2008, were related to the foreign exchange rate, interest rate, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

The institution carries out operations involving credit risk derivatives with the purpose of optimizing the management of its exposure to the credit risk of the assets of its balance sheet.

The operations carried out for loan *portfolio* management reduce the specific risks of the debtor counterpart, transferring these risks, totally or partially, to the institution that sells the hedge. Such risks are daily monitored in view of the credit limits established for each counterpart, thus ensuring that they are properly managed.

Under normal conditions, the exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotations and, in these cases, it is necessary to adopt present value estimates and other pricing techniques. To obtain these market values, the following criteria were adopted:

- Swaps: the cash flow of each leg is discounted to present value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the government securities for Brazilian transactions, and on the international exchange prices for transactions carried out abroad;
- Futures and Forward Contracts: Quotation on the exchanges or adoption of a criterion identical to those used for swaps;
- Options: statistical models that incorporate the volatility of the asset value, the interest rates, the exercise price and the *spot* price of the goods, such as the Black & Scholes model.
- Credit: pricing model involving a payment flow in the case of no event, and in the case of event, the notional amount is paid in exchange for unsettled securities.

These financial instruments have their notional amounts recorded in memorandum accounts and adjustments/premiums are recorded in balance sheet accounts.

	Memorandum account notional amounts		Balance sheet account receivable/ (received) (payable)/paid	Adjustment to market value (in results	Market value	
	06/30/2008	06/30/2007	06/30/2008	06/30/2008	06/30/2008	06/30/2007
Futures contracts	**136,403,937**	**207,355,599**	**16,800**	**21,476**	**38,276**	**(48,320)**
Purchase commitments	**55,895,642**	**138,544,766**	**(11,106)**	**14,186**	**3,080**	**18,286**
Foreign currency	12,431,040	66,444,562	(10,715)	3,053	(7,662)	1,282
Interbank market	40,955,348	48,208,871	(5,641)	(3,698)	(9,339)	3,044
Fixed rate	-	208,373	-	-	-	-
Indices	2,390,828	23,169,480	5,245	(1,012)	4,233	14,167
Securities	103,387	366,073	-	-	-	(39)
Other	15,039	147,307	5	15,843	15,848	(169)
Commitments to sell	**80,508,196**	**68,810,833**	**27,906**	**7,290**	**35,196**	**(66,606)**
Foreign currency	5,839,475	25,117,146	496	1,149	1,645	(15,169)
Interbank market	57,684,224	13,487,403	19,577	2,900	22,477	(3,218)
Fixed rate	-	95,069	-	-	-	-
Indices	15,616,277	28,263,459	8,420	5,105	13,525	(47,921)
Securities	1,444,746	1,618,876	(106)	(358)	(464)	-
Other	123,473	228,880	(481)	(1,506)	(1,987)	(297)
Swap contracts			**(294,722)**	**101,287**	**(193,435)**	**88,329**
Asset position	**52,969,739**	**48,808,289**	**2,008,009**	**408,271**	**2,416,280**	**1,533,274**
Foreign currency	9,299,023	11,038,962	77,266	(477)	76,789	25,318
Interbank market	27,509,847	18,599,553	1,160,987	193,884	1,354,871	1,034,458
Fixed rate	5,541,616	4,955,482	248,097	4,601	252,698	187,916
Indices	9,332,794	13,670,721	518,483	198,811	717,294	277,476
Other	796,459	543,570	3,176	11,452	14,628	8,104
Liability position	**52,964,461**	**48,809,231**	**(2,302,731)**	**(306,984)**	**(2,609,715)**	**(1,444,945)**
Foreign currency	10,921,496	10,341,215	(249,424)	10,725	(238,699)	(99,753)
Interbank market	22,207,901	19,159,128	(1,267,235)	(77,309)	(1,344,544)	(908,516)
Fixed rate	8,456,158	11,016,880	(211,672)	(22,392)	(234,064)	(176,224)
Indices	10,592,880	8,117,226	(561,043)	(208,550)	(769,593)	(255,048)
Other	786,036	174,802	(13,357)	(9,458)	(22,815)	(3,404)
Option contracts	**120,829,864**	**169,006,316**	**(230,576)**	**284,740**	**54,165**	**166,371**
Purchase commitments – long position	**29,198,836**	**57,715,225**	**285,270**	**(73,158)**	**212,112**	**236,408**
Foreign currency	15,407,316	13,256,252	148,663	(85,721)	62,942	57,180
Interbank market	7,860,750	43	55,946	19,390	75,336	-
Indices	5,583,364	40,387,078	57,506	(9,671)	47,835	142,745
Securities	186,818	249,938	17,894	(110)	17,784	23,266
Commodities	-	3,821,625	-	-	-	13,217
Other	160,587	289	5,261	2,954	8,215	-
Commitments to sell – long position	**23,984,714**	**16,121,440**	**403,036**	**14,286**	**417,320**	**415,223**
Foreign currency	3,717,768	5,033,627	45,373	20,761	66,134	29,812
Interbank market	2,846,280	201,122	1,148	(1,067)	81	121
Indices	16,543,966	9,946,536	62,992	(3,066)	59,926	156,469
Securities	821,586	773,306	278,506	(71)	278,435	226,656
Commodities	-	166,847	-	-	-	2,165
Other	55,114	-	15,016	(2,272)	12,744	-
Purchase commitments – short position	**50,427,928**	**76,879,970**	**(699,942)**	**292,137**	**(407,805)**	**(294,627)**
Foreign currency	34,434,511	23,423,601	(433,698)	289,802	(143,896)	(88,576)
Interbank market	8,700,350	44	(64,936)	(20,326)	(85,262)	-
Indices	6,876,194	47,280,924	(169,251)	13,949	(155,302)	(126,481)
Securities	337,296	675,970	(23,580)	6,623	(16,957)	(66,298)
Commodities	-	5,499,431	-	-	-	(13,272)
Other	79,577	-	(8,477)	2,089	(6,388)	-
Commitments to sell – short position	**17,218,387**	**18,288,681**	**(218,938)**	**51,476**	**(167,462)**	**(191,633)**
Foreign currency	6,493,006	6,765,337	(121,778)	49,683	(72,095)	(42,802)
Interbank market	253,500	201,122	(181)	181	-	(5)
Indices	9,888,511	10,284,298	(83,814)	(890)	(84,704)	(144,943)
Securities	541,557	109,870	(8,789)	1,125	(7,664)	(2,793)
Commodities	-	928,066	-	-	-	(1,090)
Other	41,813	-	(4,376)	1,377	(2,999)	-
Forward contracts			**1,860,551**	**(1,277)**	**1,859,274**	**776,050**
Purchase receivable - securities			**84,336**	**2,119**	**86,455**	**126,241**
Purchase payable - securities			**(84,780)**	**109**	**(84,671)**	**(126,701)**
Sales receivable			**1,860,995**	**(3,506)**	**1,857,490**	**1,161,889**
Indices			737	-	737	209
Securities			1,860,258	(3,505)	1,856,753	1,161,680
Sales deliverable - securities			**-**	**-**	**-**	**(385,379)**
Other derivative financial instruments (*)	**41,057,336**	**35,182,523**	**(697,537)**	**19,601**	**(677,936)**	**(595,112)**
Asset position	24,263,380	16,954,471	922,673	2,665	925,338	1,073,152
Liability position	16,793,956	18,228,052	(1,520,210)	16,936	(1,503,274)	(1,668,264)
		ASSETS	**5,581,118**	**372,153**	**5,953,271**	**4,546,187**
		LIABILITIES	**(4,826,601)**	**53,674**	**(4,772,927)**	**(4,159,869)**
		TOTAL	**754,517**	**425,827**	**1,180,344**	**386,318**

Derivative contracts mature as follows (in days):

Clearing	0 - 30	31 - 180	181 - 365	Over 365	06/30/2008	06/30/2007
Futures	28,767,850	45,800,653	35,035,493	26,799,841	136,403,837	207,355,599
Swaps	7,888,175	21,258,876	9,486,780	12,028,097	50,661,730	47,663,738
Options	38,863,205	40,538,443	28,820,137	12,608,079	120,829,864	169,005,316
Other	10,133,279	13,435,002	10,300,113	7,188,942	41,057,336	35,182,523

(*) Basically includes Forward Contracts, Forward Rate Agreement (FRAs), Non Deliverable Forward (NDFs) and Credit Derivatives

See below the composition of Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties:

	06/30/2008					06/30/2007
	Futures	Swaps	Options	Other	Total	
BM&F/Bovespa	**129,777,126**	**769,453**	**109,841,497**	**6,411,287**	**246,799,363**	**260,659,552**
Over-the-counter market	**6,626,711**	**49,892,277**	**10,988,367**	**34,646,049**	**102,153,404**	**198,547,624**
Financial institutions	5,311,776	26,761,078	8,800,174	24,629,747	65,502,775	166,632,381
Companies	1,314,935	22,120,854	2,186,153	10,000,065	35,622,007	30,713,358
Individuals		1,010,345	2,040	16,237	1,028,622	1,201,885
Total	**136,403,837**	**50,661,730**	**120,829,864**	**41,057,336**	**348,952,767**	**459,207,176**
Total 06/30/2007	**207,355,599**	**47,663,738**	**169,005,316**	**35,182,523**	**459,207,176**	

Credit derivatives

	Credit risk amount		Effect on the calculation of the required net equity	
	06/30/2008	06/30/2007	06/30/2008	06/30/2007
Transferred	**(3,030,253)**	**(3,947,605)**	**(333,328)**	**(434,237)**
Credit swaps whose underlying assets are:				
Securities	(3,030,253)	(3,724,970)	(333,328)	(409,747)
Derivatives with companies	-	(70,022)	-	(7,702)
Total return rate whose underlying assets are:				
Securities	-	(144,465)	-	(15,891)
Derivatives with companies	-	(8,148)	-	(896)
Received	**1,789,661**	**4,227,118**	**36,405**	**152,828**
Credit swaps whose underlying assets are:				
Securities	1,411,521	-	28,265	-
Loan operations	74,000	-	8,140	-
Total return rate whose underlying assets are:				
Securities	304,140	4,087,118	-	137,428
Derivatives with companies	-	140,000	-	15,400
Total	**(1,240,592)**	**279,513**	**(296,923)**	**(281,409)**

The market value of the credit derivative operations, described above, recorded in assets totals R$ 50,420 (R$ 47,101 at 06/30/2007) and in liabilities totals R$ 26,987 (R$ 102,950 at 06/30/2007). During the year, there was no occurrence of credit event as provided for in the agreements.

g) **Changes in adjustment to market value for the period**

	01/01 to 06/30/2008	01/01 to 06/30/2007
Opening balance	**276,623**	**311,248**
Adjustments with impact on:		
Results	119,472	26,030
Trading securities	(45,798)	(9,104)
Derivative financial instruments (assets and liabilities)	165,270	35,134
Stockholders' equity	(200,506)	(47,824)
Write-offs due to permanent losses	-	23,562
Closing balance	**195,589**	**313,016**
Adjustment to market value	195,589	313,016
Trading securities	(89,042)	128,096
Available-for-sale securities	(141,196)	127,336
Derivative financial instruments (assets and liabilities)	425,827	57,584

For better understanding, the following table shows the unrealized gain of available-for-sale securities and held-to-maturity securities:

	06/30/2008	06/30/2007
Adjustment to available-for-sale securities – stockholders' equity	(141,196)	127,336
Adjustment to held-to-maturity securities (*)	203,727	244,420
Total unrealized gain	**62,531**	**371,756**

(*) At June 30, 2008, includes the amount of R$ 19,666 (R$ 24,575 at 06/30/2007) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in net income.

h) **Realized and unrealized gain of securities portfolio**

	01/01 to 06/30/2008	01/01 to 06/30/2007
Gain (loss) - Trading securities	(304,588)	299,360
Gain (loss) - Available-for-sale securities	(15,514)	208,157
Total realized gain	**(320,102)**	**507,517**
Adjustment to market value of trading securities	(45,798)	(9,104)
Total	**(365,900)**	**498,413**

i) **Reclassification of securities (article 5 of BACEN Circular Letter No. 3,068, of 11/08/2001)**

The management's Financial Risk Management Committee sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, are periodically and systematically evaluated based on such guidelines. No reclassifications or changes to the current guidelines were carried out in the period.

NOTE 7 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I - By type of operations and risk level

Risk Levels	06/30/2008										06/30/2007
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	19,613,621	35,975,891	15,962,924	4,761,397	2,958,956	1,767,027	1,009,935	454,661	2,116,214	84,620,626	64,272,903
Loans and discounted trade receivables	12,988,257	18,959,085	12,259,344	4,003,626	2,670,307	1,490,467	899,922	384,976	1,740,379	55,206,363	39,729,321
Financing	5,030,329	11,463,761	2,608,021	515,252	168,236	88,494	68,959	50,938	292,480	20,286,380	17,045,561
Farming and agribusiness industries	1,500,369	1,351,351	811,650	84,806	40,757	127,300	7,518	3,924	23,829	4,051,604	3,235,905
Real estate financing	94,656	4,201,694	283,909	157,713	79,656	60,766	33,536	14,823	59,526	4,966,279	4,262,116
Lease operations	1,006,027	29,496,071	3,948,552	1,115,191	459,364	228,527	169,729	112,804	471,358	36,007,623	20,641,549
Credit card operations	-	3,238,076	5,383,424	1,060,844	913,638	364,695	205,752	134,996	476,853	11,768,276	9,366,006
Advances on exchange contracts (1)	820,382	883,604	561,060	68,056	19,196	9,036	23,719	2	2,146	2,376,098	1,066,438
Other sundry receivables (2)	11,202	10,862	11,784	41,667	16,306	196	866	2,700	12,266	106,938	201,604
Total operations with credit granting characteristics	21,451,232	68,604,403	25,857,744	7,037,154	4,365,458	2,369,481	1,409,990	705,162	3,078,837	134,879,461	95,547,500
Endorsements and sureties (3)										13,193,610	9,273,847
Total with endorsements and sureties	21,451,232	68,604,403	25,857,744	7,037,154	4,365,458	2,369,481	1,409,990	705,162	3,078,837	148,073,071	104,821,347
Total – 06/30/2007	15,833,494	45,506,393	18,838,064	4,694,284	3,134,647	2,210,662	1,837,215	603,613	2,889,128	95,547,500	

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities - Foreign Exchange Portfolio/ Other Receivables (Note 2a).
(2) Includes Securities and Receivables, Debtors for Purchase of Assets and Endorsements and Sureties paid.
(3) Recorded in Memorandum Accounts.

II - By maturity and risk level

	06/30/2008										06/30/2007
	AA	A	B	C	D	E	F	G	H	Total	Total
					OVERDUE OPERATIONS (1) (2)						
Falling due installments	-	-	1,841,203	1,184,985	722,140	526,236	402,860	235,359	726,092	5,638,875	4,704,473
01 to 30	-	-	87,341	57,506	46,612	33,996	26,408	16,045	61,477	329,385	310,811
31 to 60	-	-	79,459	52,476	38,087	29,195	21,797	14,531	41,922	277,467	213,797
61 to 90	-	-	71,514	48,077	33,936	25,644	22,631	12,801	37,567	252,170	209,125
91 to 180	-	-	210,468	141,267	97,614	72,785	57,786	36,745	104,415	721,080	596,829
181 to 365	-	-	395,163	267,454	166,147	126,927	99,240	60,480	168,586	1,283,997	1,012,203
Over 365	-	-	997,258	618,205	339,744	237,689	174,998	94,757	312,125	2,774,776	2,361,708
Overdue installments	-	-	250,443	357,146	626,642	478,923	461,148	393,453	1,575,409	4,143,164	3,691,081
01 to 14	-	-	17,563	28,770	19,568	14,664	10,661	6,810	21,362	119,398	96,983
15 to 30	-	-	232,880	94,790	144,436	48,506	26,336	11,755	42,953	601,656	561,342
31 to 60	-	-	-	233,586	184,430	78,096	46,585	25,715	79,857	648,269	514,255
61 to 90	-	-	-	-	278,208	93,383	64,997	35,532	96,241	568,361	411,260
91 to 180	-	-	-	-	-	244,274	312,569	313,641	484,588	1,355,072	1,152,173
181 to 365	-	-	-	-	-	-	-	-	763,492	763,492	897,369
Over 365	-	-	-	-	-	-	-	-	86,916	86,916	57,699
SUBTOTAL	-	-	2,091,646	1,542,131	1,348,782	1,005,159	864,008	628,812	2,301,501	9,782,039	8,395,554
SPECIFIC ALLOWANCE	-	-	(20,916)	(46,264)	(134,878)	(301,548)	(432,004)	(440,169)	(2,301,501)	(3,677,280)	(3,487,420)
SUBTOTAL - 06/30/2007	-	-	1,658,379	1,225,871	951,476	794,557	1,009,075	533,960	2,222,236	8,395,554	
					NON-OVERDUE OPERATIONS						
Falling due installments	21,385,858	68,331,566	23,360,931	5,381,942	2,909,959	1,332,302	518,371	73,489	608,868	123,903,286	85,619,096
01 to 30	5,177,728	9,240,007	7,494,342	1,909,906	1,140,826	323,965	90,967	19,375	167,133	25,564,249	19,679,495
31 to 60	1,936,822	4,860,571	2,909,280	826,353	318,014	74,217	35,765	5,281	43,246	11,009,549	7,195,844
61 to 90	1,257,883	3,621,069	2,271,828	508,538	205,422	59,745	23,887	4,024	31,930	7,984,326	5,939,463
91 to 180	2,378,357	8,548,928	3,334,165	684,194	340,026	148,638	64,195	8,653	67,952	15,575,108	10,421,330
181 to 365	2,888,184	10,963,988	2,884,479	675,479	372,071	206,954	102,142	12,332	100,111	18,205,740	11,868,761
Over 365	7,746,884	31,097,003	4,466,837	777,472	533,600	518,783	201,415	23,824	198,496	45,564,314	30,514,203
Overdue up to 14 days	65,374	272,837	405,167	113,081	106,717	32,020	27,611	2,861	168,468	1,194,136	1,532,850
SUBTOTAL	21,451,232	68,604,403	23,766,098	5,495,023	3,016,676	1,364,322	545,982	76,350	777,336	125,097,422	87,151,946
GENERIC ALLOWANCE	-	(343,022)	(237,661)	(164,851)	(301,668)	(409,297)	(272,991)	(53,444)	(777,336)	(2,560,269)	(2,276,250)
SUBTOTAL - 06/30/2007	15,833,494	45,506,393	17,179,685	3,468,413	2,183,171	1,416,105	828,140	69,653	666,892	87,151,946	
TOTAL	21,451,232	68,604,403	25,857,744	7,037,154	4,365,458	2,369,481	1,409,990	705,162	3,078,837	134,879,461	95,547,500
EXISTING ALLOWANCE	-	(343,022)	(258,577)	(521,466)	(1,309,201)	(1,184,503)	(986,852)	(705,091)	(3,078,837)	(8,387,549)	(7,913,670)
Minimum allowance required (3)	-	(343,022)	(258,577)	(211,115)	(436,546)	(710,844)	(704,995)	(493,613)	(3,078,837)	(6,237,549)	(5,763,670)
Additional allowance (4)	-	-	-	(310,351)	(872,655)	(473,659)	(281,857)	(211,478)	-	(2,150,000)	(2,150,000)
TOTAL 06/30/2007	15,833,494	45,506,393	18,838,064	4,694,284	3,134,647	2,210,662	1,837,215	603,613	2,889,128	95,547,500	
EXISTING ALLOWANCE 06/30/2007	-	(227,532)	(393,441)	(468,958)	(940,080)	(1,105,110)	(1,285,867)	(603,554)	(2,889,128)	(7,913,670)	
Minimum allowance required (3)	-	(227,532)	(188,381)	(140,828)	(313,464)	(663,199)	(918,608)	(422,530)	(2,889,128)	(5,763,670)	
Additional allowance (4)	-	-	(205,060)	(328,130)	(626,616)	(441,911)	(367,259)	(181,024)	-	(2,150,000)	

(1) Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.

(2) The balance of non-accrual operations amounts to R$ 5,850,470(R$ 4,881,906 at 06/30/2007).

(3) The policy of not using the "AA" rating for individuals, was maintained. As a consequence, all loan operations with clients classified in this segment are charged by recording a provision upon the granting of loan.

(4) According to BACEN's request, it is classified into risk level to show the additional amounts found through the use of statistical models for evaluating the portfolios in the event of stress in the economic scenario.

III - By business sector

	06/30/2008	%	06/30/2007	%
PUBLIC SECTOR	**661,590**	**0.5**	**822,517**	**0.9**
Generation, transmission and distribution of electric energy	366,777	0.3	503,721	0.5
Chemical and Petrochemical	100,124	0.1	160,097	0.2
Other	194,689	0.1	158,699	0.2
PRIVATE SECTOR	**134,217,871**	**99.5**	**94,724,983**	**99.1**
COMPANY	**65,890,316**	**48.9**	**44,273,027**	**46.3**
INDUSTRY AND COMMERCE	**35,594,468**	**26.4**	**24,782,250**	**25.9**
Food and beverages	5,566,775	4.1	3,901,445	4.1
Autoparts and accessories	1,396,234	1.0	950,477	1.0
Agribusiness capital assets	295,243	0.2	220,179	0.2
Industrial capital assets	1,500,292	1.1	1,014,184	1.1
Pulp and paper	789,044	0.6	796,989	0.8
Distribution of fuels	703,728	0.5	625,897	0.7
Electrical and electronic	3,050,371	2.3	1,939,599	2.0
Pharmaceuticals	1,046,730	0.8	887,621	0.9
Fertilizers, insecticides and crop protection	1,461,520	1.1	876,503	0.9
Tobacco	276,317	0.2	313,322	0.3
Import and export	1,125,260	0.8	774,941	0.8
Hospital care materials and equipment	359,837	0.3	205,134	0.2
Construction material	1,046,012	0.8	724,389	0.8
Steel and metallurgy	3,727,453	2.8	2,109,091	2.2
Wood and furniture	1,316,595	1.0	843,544	0.9
Chemical and Petrochemical	3,267,513	2.4	2,357,104	2.5
Supermarkets	260,450	0.2	226,139	0.2
Light and heavy vehicles	2,335,067	1.7	1,480,365	1.5
Clothing	2,423,101	1.8	1,800,798	1.9
Other - Commerce	1,621,704	1.2	1,281,249	1.3
Other - industry	2,025,222	1.5	1,453,279	1.5
SERVICES	**21,862,363**	**16.2**	**14,192,623**	**14.9**
Heavy construction (Constructors)	1,338,394	1.0	697,675	0.7
Financial	3,195,681	2.4	1,654,327	1.7
Generation, transmission and distribution of electric energy	2,008,654	1.5	1,673,565	1.8
Holding company	1,776,272	1.3	843,550	0.9
Real estate agents	3,020,624	2.2	1,654,197	1.7
Media	1,328,026	1.0	1,048,396	1.1
Service companies	1,370,757	1.0	921,261	1.0
Health care	454,994	0.3	332,439	0.3
Telecommunications	1,018,221	0.8	698,806	0.7
Transportation	2,983,469	2.2	1,822,344	1.9
Other services	3,367,271	2.5	2,846,062	3.0
PRIMARY SECTOR	**6,734,530**	**5.0**	**4,135,302**	**4.3**
Agribusiness	5,313,203	3.9	3,719,423	3.9
Mining	1,421,327	1.1	415,879	0.4
OTHER COMPANIES	**1,698,955**	**1.3**	**1,162,852**	**1.2**
INDIVIDUALS	**68,327,555**	**50.7**	**50,451,956**	**52.8**
Credit cards	11,550,354	8.6	9,216,327	9.6
Consumer loans/overdraft	16,308,364	12.1	15,164,889	15.9
Real estate financing	4,429,197	3.3	3,789,128	4.0
Vehicles	36,039,640	26.7	22,281,612	23.3
GRAND TOTAL	**134,879,461**	**100.0**	**95,547,500**	**100.0**

b) Credit concentration

Loan, lease and other credit operations (*)	06/30/2008		06/30/2007	
	Risk	% of Total	Risk	% of Total
Largest debtor	1,540,931	1.0	701,552	0.7
20 largest debtors	10,377,769	7.0	7,079,721	6.8
50 largest debtors	17,331,729	11.7	12,581,702	12.0
100 largest debtors	23,653,398	16.0	17,859,102	17.0

Loan, lease and other credit operations and securities of companies and financial institutions (*)	06/30/2008		06/30/2007	
	Risk	% of Total	Risk	% of Total
Largest debtor	3,335,806	2.0	1,233,536	1.0
20 largest debtors	19,027,349	11.3	11,856,969	9.8
50 largest debtors	29,403,702	17.4	19,875,256	16.4
100 largest debtors	38,351,974	22.7	27,272,299	22.5

(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 06/30/2008	01/01 to 06/30/2007
Opening balance	**(7,925,660)**	**(7,430,684)**
Balance arising from the acquisition of BKB in Chile/ Uruguay on 12/31/2006	-	(131,077)
Net increase for the period	(3,764,264)	(3,372,176)
Write-offs	3,302,375	3,020,267
Closing balance	**(8,387,549)**	**(7,913,670)**
Specific allowance (1)	(3,677,280)	(3,487,420)
Generic allowance (2)	(2,560,269)	(2,276,250)
Additional allowance (3)	(2,150,000)	(2,150,000)

(1) Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.

(2) For operations not covered by the previous item due to the classification of the client or operation.

(3) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

Note: The specific and generic allowances reflect the effects of supplementary allowance totaling R$ 365,057 (R$ 251,909 at 06/30/2007) as they do not consider the option established by article 5 of CMN Resolution No. 2,682, of 12/21/1999, amended by article 2 of CMN Resolution No. 2,697, of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 could be determined based only on the overdue amounts.

At June 30, 2008, the balance of the allowance for loan losses in relation to the loan portfolio is equivalent to 6.2% (6.3% at 06/30/2007).

d) Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

	01/01 to 06/30/2008	01/01 to 06/30/2007
Net increase for the period	(3,764,264)	(3,372,176)
Recoveries	542,951	497,639
Result of allowance for loan losses	**(3,221,313)**	**(2,874,537)**

II - Renegotiated credits

	06/30/2008	06/30/2007
Renegotiated credits	2,986,586	3,272,490
Allowance for loan losses	(1,485,833)	(1,844,102)
(%)	49.8	56.4

e) Credit assignments

Until June 30, 2008, credit assignments without joint liability were carried out with the subsidiary Itaú Cia Securitizadora de Créditos Financeiros related to those operations with remote chances of recoverability, according to management. This portfolio, in the amount of R$ 1,824,562, fully provided for, was realized for the amount of R$ 286,187, in accordance with the appraisal report, in conformity with CMN Resolution No. 2,836, of 05/30/2001. The operation did not affect the consolidated result.

f) Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	06/30/2008					01/01 to 06/30/2008
	0 - 30	31 - 180	181 - 365	Over 365	Total	Income (Expenses)
Restricted operations on assets						
Loan operations	629	71,376	127,587	58,092	257,684	(17,443)
Liabties from restricted operations on assets						
Foreign borrowings through securities	629	70,639	127,566	57,951	256,785	19,318
Net revenue from restricted operations						**1,875**

At June 30, 2008 there were no default operations.

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

	06/30/2008	06/30/2007
ASSETS – OTHER RECEIVABLES	**19,599,573**	**19,035,769**
Exchange purchase pending settlement – foreign currency	10,299,465	9,900,110
Bills of exchange and term documents – foreign currency	25,041	590
Exchange sale rights – local currency	9,554,061	9,391,394
(-) Advances received – local currency	(278,994)	(256,325)
LIABILITIES – OTHER LIABILITIES (Note 2a)	**20,255,572**	**19,316,807**
Exchange sales pending settlement – foreign currency	8,737,663	9,357,217
Liabilities from purchase of foreign currency – local currency	11,513,941	9,956,645
Other	3,968	2,945
MEMORANDUM ACCOUNTS	**372,280**	**620,979**
Outstanding import credits – foreign currency	329,020	518,658
Confirmed export credits – foreign currency	43,260	102,321

NOTE 9 – FUNDING AND BORROWINGS AND ONLENDING

a) Summary

	06/30/2008						06/30/2007	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	56,107,456	7,813,661	4,586,918	14,988,280	83,496,315	38.0	68,193,512	44.9
Deposits received under securities repurchase agreements	35,746,495	9,411,083	11,291,220	39,771,574	96,220,372	43.9	49,950,054	32.9
Funds from acceptances and issuance of securities	463,786	1,476,654	498,695	5,301,439	7,740,574	3.5	7,898,629	5.2
Borrowing and onlending	1,380,121	5,249,620	3,917,540	7,309,649	17,856,930	8.1	13,170,019	8.6
Securitization of foreign payment orders	-	138,279	56,495	747,099	941,873	0.4	1,293,278	0.9
Subordinated debt	-	647,979	-	12,543,341	13,191,320 (*)	6.0	11,394,951	7.5
TOTAL	**93,697,858**	**24,737,276**	**20,350,868**	**80,661,382**	**219,447,384**		**151,900,443**	
% per maturity term	42.6	11.3	9.3	36.8				
TOTAL – 06/30/2007	**66,709,160**	**19,366,514**	**15,178,738**	**50,646,031**	**151,900,443**			
% per maturity term	43.9	12.7	10.1	33.3				

(*) Includes R$ 631,834 of Redeemable Preferred Shares classified under Minority Interest in the Balance Sheet.

b) Deposits

	06/30/2008						06/30/2007	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	18,016,969	-	-	-	18,016,969	21.5	17,984,007	26.4
Savings accounts	28,881,290	-	-	-	28,881,290	34.6	24,075,076	35.3
Interbank	368,134	637,749	169,689	119,006	1,294,578	1.6	920,343	1.3
Time deposits	7,737,977	7,175,912	4,417,229	14,869,274	34,200,392	41.0	23,973,711	35.2
Other deposits	1,103,086	-	-	-	1,103,086	1.3	1,240,375	1.8
TOTAL	**56,107,456**	**7,813,661**	**4,586,918**	**14,988,280**	**83,496,315**		**68,193,512**	
% per maturity term	67.1	9.4	5.5	18.0				
TOTAL – 06/30/2007	**52,311,423**	**5,203,725**	**3,206,800**	**7,471,564**	**68,193,512**			
% per maturity term	76.7	7.6	4.7	11.0				

c) Deposits received under securities repurchase agreements

	06/30/2008						06/30/2007	
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	**3,206,188**	**8,659,469**	**11,291,220**	**39,771,574**	**62,928,451**	**65.4**	**40,023,182**	**80.1**
Government securities	274,508	266,418	229,713	84,593	855,232	0.9	568,561	1.1
Private securities	-	467,832	-	-	467,832	0.5	499,796	1.0
Own issue	1,938,541	7,921,678	11,061,495	39,350,098	60,271,812	62.6	36,861,507	73.8
Foreign	993,139	3,541	12	336,883	1,333,575	1.4	2,093,318	4.2
Third-party portfolio	**32,064,963**	**-**	**-**	**-**	**32,064,963**	**33.3**	**9,859,816**	**19.8**
Free portfolio	**475,344**	**751,614**	**-**	**-**	**1,226,958**	**1.3**	**67,056**	**0.1**
TOTAL	**35,746,495**	**9,411,083**	**11,291,220**	**39,771,574**	**96,220,372**		**49,950,054**	
% per maturity term	37.2	9.8	11.7	41.3				
TOTAL – 06/30/2007	**12,111,410**	**8,533,246**	**5,627,349**	**23,678,049**	**49,950,054**			
% per maturity term	24.2	17.1	11.3	47.4				

d) Funds from acceptance and issuance of securities

	06/30/2008						06/30/2007	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
MORTGAGE AND REAL ESTATE NOTES	83,784	838,011	50,250	800,247	1,772,292	22.9	963,694	12.2
DEBENTURES	24,075	65,600	-	2,135,640	2,225,315	28.7	2,944,769	37.3
FOREIGN BORROWINGS AND SECURITIES	355,927	573,043	448,445	2,365,552	3,742,967	48.4	3,990,166	50.5
Trade Related – Issued abroad - Structure Note Issued	293,347	443,857	190,607	129,191	1,057,002	13.7	-	-
Non-trade Related	62,580	129,186	257,838	2,236,361	2,685,965	34.7	3,990,166	50.5
Issued in Brazil - Fixed Rate Notes	-	-	-	-	-	-	2,183	0.0
Issued abroad	62,580	129,186	257,838	2,236,361	2,685,965	34.7	3,987,983	50.5
Brazil Risk Note Programme	27,688	67,760	111,756	924,154	1,131,358	14.6	863,931	10.9
Euro Certificates of Deposits	4,767	-	1,528	4,956	11,251	0.1	151,811	1.9
Euro Medium Term Note Programme	436	18,580	11,143	37,776	67,935	0.9	17,763	0.2
Euronotes	-	-	-	-	-	-	226,304	2.9
Fixed Rate Notes	29,021	34,495	131,633	1,078,814	1,273,963	16.5	2,724,122	34.5
Other	668	8,351	1,778	190,661	201,458	2.6	4,052	0.1
TOTAL	463,786	1,476,654	498,695	5,301,439	7,740,574		7,898,629	
% per maturity term	6.0	19.1	6.4	68.5				
TOTAL – 06/30/2007	1,055,079	2,100,870	1,737,336	3,005,344	7,898,629			
% per maturity term	13.4	26.6	22.0	38.0				

e) Borrowing and onlending

	06/30/2008						06/30/2007	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWING	**909,187**	**3,978,023**	**2,807,468**	**2,827,419**	**10,522,097**	**58.9**	**7,726,960**	**58.7**
Domestic	39,736	51,846	45,479	14,902	151,963	0.9	365,064	2.8
Foreign (*)	869,451	3,926,177	2,761,989	2,812,517	10,370,134	58.0	7,327,408	55.6
Assumption of obligations	-	-	-	-	-	0.0	34,488	0.3
ONLENDING	**470,934**	**1,271,597**	**1,110,072**	**4,482,230**	**7,334,833**	**41.1**	**5,443,059**	**41.3**
Domestic – official institutions	228,023	745,891	890,309	4,200,305	6,064,528	34.0	5,127,515	38.9
BNDES	76,278	280,283	335,997	2,561,763	3,254,321	18.2	2,627,822	20.0
FINAME	150,690	443,726	515,986	1,544,052	2,654,454	14.9	2,387,929	18.1
Other	1,055	21,882	38,326	94,490	155,753	0.9	111,764	0.8
Foreign	9,722	14,838	7,425	256,308	288,293	1.6	315,544	2.4
Bills of credit related to agribusiness	233,189	510,868	212,338	25,617	982,012	5.5	-	0.0
TOTAL	**1,380,121**	**5,249,620**	**3,917,540**	**7,309,649**	**17,856,930**		**13,170,019**	
% per maturity term	7.7	29.5	21.9	40.9				
TOTAL – 06/30/2007	**1,231,248**	**3,363,505**	**3,198,045**	**5,377,221**	**13,170,019**			
% per maturity term	9.4	25.5	24.3	40.8				

(*) Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

f) Securitization of foreign payment orders

Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

	06/30/2008				06/30/2007	
	31-180	181-365	Over 365	Total	Total	%
TOTAL	**138,279**	**56,495**	**747,099**	**941,873**	**1,293,278**	**100.0**
% per maturity term	14.7	6.0	79.3			
TOTAL – 06/30/2007	**107,902**	**58,993**	**1,126,383**	**1,293,278**		
% per maturity term	8.3	4.6	87.1			

g) Subordinated debt

Funding obtained through issuance of subordinated debt, in accordance with the conditions determined by CMN Resolution No. 3,444, of February 28, 2007, and amendments established by CMN Resolution No. 3,532, of January 31, 2008, is as follows:

	06/30/2008					06/30/2007	
	31-180	181-365	Over 365	Total	%	Total	%
CDB (1)	2,069	-	11,200,433	11,202,502	84.9	9,188,747	80.6
Debentures (2)	622,480	-	-	622,480	4.7	623,025	5.5
Euronotes (3)	17,327	-	717,177	734,504	5.6	813,362	7.1
TOTAL OTHER LIABILITIES	**641,876**	**-**	**11,917,610**	**12,559,486**		**10,625,134**	
Redeemable preferred shares (4)	6,103	-	625,731	631,834	4.8	769,817	6.8
GRAND TOTAL	**647,979**	**-**	**12,543,341**	**13,191,320**		**11,394,951**	
% per maturity term	4.9	-	95.1				
TOTAL – 06/30/2007	**57,266**	**1,350,215**	**9,987,470**	**11,394,951**			
% per maturity term	0.6	11.8	87.6				

(1) Bank Deposit Certificates:

- *Issued on December 23, 2002, with face value of R$ 850,000, with maturity on December 23, 2009 and paying interest semiannually at the Interbank Deposit Certificate rate plus 0.87% p.a., upon maturity;*
- *Issued on March 26, 27 and 28, 2007, with face value of R$ 5,000,000, with maturity on April 2, 2012 and paying interest of 103.5% at the Interbank Deposit Certificate rate upon maturity;*
- *Issued on May 18, 21, 22, 23 and 24, 2007, with face value of R$ 1,804,500, with maturity on May 22, 2014 and paying interest of Interbank Deposit rate plus 0.35% p.a., upon maturity;*
- *Issued on November 1, 2007, with face value of R$ 300,000, with maturity on November 1, 2012 and paying interest of Interbank Deposit rate plus 0.35% p.a., upon maturity;*
- *Issued on January 30 and 31, 2008, with face value of R$ 880,000, with maturity on February 1, 2013 and paying interest of Interbank Deposit Certificate rate plus 0.50% p.a., upon maturity;*
- *Issued on February 1, 7, 8 and 25, 2008, with face value of R$ 1,256,000, with maturity on February 1, 7, 8 and 25, 2013, respectively, and paying interest at the Interbank Deposit Certificate rate plus 0.50% p.a. upon maturity;*

(2) Non-convertible debentures:

- *Issued on September 1, 2001, with face value of R$ 600,000, with maturity on September 1, 2008, with no projected amortization or renegotiation and paying interest semiannually at the Interbank Deposit Certificate rate plus 0.75% p.a..*

(3) Euronotes:

- *Issued on August 13, 2001, in the amount of US$ 100,000 thousand, and November 9, 2001, in the amount of US$ 80,000 thousand, with maturity on August 15, 2011 and paying interest semiannually at the rate of 10% p.a.;*
- *Issued on August 13, 2001, in the amount of ¥ 30,000,000 thousand (US$ 244,938 thousand), also with maturity on August 15, 2011 and paying interest semiannually at the rate of 4.25% p.a..*

(4) Redeemable preferred shares:

- *Issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a.;*
- *Recorded in the appropriate account of Stockholders' Equity and presented in Minority Interest.*

NOTE 10 – INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) Composition of the Technical Provisions

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	06/30/2008	06/30/2007	06/30/2008	06/30/2007	06/30/2008	06/30/2007	06/30/2008	06/30/2007
Mathematical provision of benefits to be granted and benefits granted	6,629	6,772	22,719,541	17,967,676	-	-	22,726,170	17,974,448
Unearned premiums	868,943	802,890	307,148	266,328	-	-	1,176,091	1,069,218
Mathematical provision for redemptions	-	-	-	-	1,095,176	1,038,461	1,095,176	1,038,461
Raffle contingency	-	-	-	-	39,556	57,956	39,556	57,956
Unsettled claims	591,384	479,300	92,351	74,113	-	-	683,735	553,413
Financial surplus	1,887	1,764	328,121	326,127	-	-	330,008	327,891
IBNR	172,743	161,086	33,233	25,681	-	-	205,976	186,767
Financial variation	-	-	101,863	86,191	-	-	101,863	86,191
Premium deficiency	79,331	68,875	15,970	11,984	-	-	95,301	80,859
Health care (1)	44,179	44,035	-	-	-	-	44,179	44,035
Other	35,152	24,840	15,970	11,984	-	-	51,122	36,824
Insufficient contribution	-	-	68,756	58,136	-	-	68,756	58,136
Other (2)	16,414	3,220	89,945	64,596	7,819	8,621	114,178	76,437
TOTAL	**1,737,331**	**1,523,907**	**23,756,928**	**18,880,832**	**1,142,551**	**1,105,038**	**26,636,810**	**21,509,777**

(1) The provision for Premium Deficiency is calculated in accordance with the criteria established by the regulatory body and the technical actuarial note which establishes a provision for risk coverage for the next 12 months.

In compliance with USGAAP standards, the provision recorded in the financial statements filed with the SEC (Securities and Exchange Commission) were conservatively estimated at R$ 428,465 at December 31, 2007 (R$ 582,194 at 12/31/2006), sufficient to cover deficits until the termination of the plans in 2099.

To maintain the economic and financial balance of health care plans, discussions are still being maintained with the ANS (Brazilian Health Agency – health market regulator) regarding the restructuring of the plan, as well as price adjustments. With the purpose of covering the existing imbalance, a capital increase considered sufficient to provide funds for the health insurance segment was carried out.

In relation to the coverage of estimated amounts, existing accounting differences between the local and USGAAP practices are substantially offset by the goodwill amortization criteria.

(2) Basically represented by Additional Provision for Premiums, Risk variation, Redemption and Other unsettled amounts and Raffles Pending/ Payable.

b) Assets Guaranteeing Technical Provisions - SUSEP

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	06/30/2008	06/30/2007	06/30/2008	06/30/2007	06/30/2008	06/30/2007	06/30/2008	06/30/2007
Interbank investments – Money market	**217,993**	**266,253**	**314,652**	**196,447**	**355,216**	**361,472**	**887,861**	**824,172**
Securities and derivative financial instruments	**1,245,873**	**975,127**	**23,208,834**	**18,502,034**	**808,090**	**762,748**	**25,262,797**	**20,239,909**
PGBL/VGBL fund quotas (1)	-	-	21,148,807	16,641,184	-	-	21,148,807	16,641,184
Other securities	1,245,873	975,127	2,060,027	1,860,850	808,090	762,748	4,113,990	3,598,725
Government	684,194	287,031	836,893	759,206	213,819	12,280	1,734,906	1,058,517
Private	561,679	688,096	1,223,134	1,101,644	594,271	750,468	2,379,084	2,540,208
Credit rights (2)	**266,749**	**261,548**	**256,954**	**202,718**	-	-	**523,703**	**464,266**
TOTAL	**1,730,615**	**1,502,928**	**23,780,440**	**18,901,199**	**1,163,306**	**1,124,220**	**26,674,361**	**21,528,347**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customers' responsibility, is recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account.

(2) Recorded under Other receivables – Insurance premiums receivable.

c) Results of Operations

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	01/01 to 06/30/2008	01/01 to 06/30/2007	01/01 to 06/30/2008	01/01 to 06/30/2007	01/01 to 06/30/2008	01/01 to 06/30/2007	01/01 to 06/30/2008	01/01 to 06/30/2007
Income from financial operations	**63,356**	**89,269**	**153,008**	**79,860**	**19,628**	**47,960**	**235,992**	**217,089**
Financial income from insurance, pension plan and capitalization operations	71,208	89,422	1,101,153	959,242	56,074	88,170	1,228,435	1,136,834
Financial expenses from insurance, pension plan and capitalization operations	(7,852)	(153)	(948,145)	(879,382)	(36,446)	(40,210)	(992,443)	(919,745)
Results of operations from insurance, pension plan and capitalization	**320,670**	**295,163**	**215,664**	**190,685**	**149,770**	**115,393**	**686,104**	**601,241**
Premiums and contributions	1,186,926	1,114,561	3,569,996	2,885,063	507,437	388,554	5,264,359	4,388,178
Changes in technical provisions	(20,507)	(26,022)	(3,235,034)	(2,597,215)	(343,939)	(259,345)	(3,599,480)	(2,882,582)
Expenses for claims	(661,896)	(608,825)	(96,293)	(78,320)	-	-	(758,189)	(687,145)
Selling expenses	(175,960)	(177,426)	(13,302)	(14,675)	(3,340)	(703)	(192,602)	(192,804)
Expenses for benefits and redemptions	-	-	(7,091)	(4,005)	(10,096)	(10,838)	(17,187)	(14,843)
Other revenues and expenses	(7,893)	(7,125)	(2,612)	(163)	(292)	(2,275)	(10,797)	(9,563)
TOTAL	**384,026**	**384,432**	**368,672**	**270,545**	**169,398**	**163,353**	**922,096**	**818,330**

NOTE 11 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

ITAÚ HOLDING and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Contingent Liabilities: these are estimated and classified as follows:

- **Calculation criteria:**

  Civil lawsuits: quantified upon judicial notification, and adjusted monthly:

  - Collective (lawsuits related to claims considered similar and usual and the amounts of which are not considered significant): according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant; or

  - Individual (lawsuits related to claims considered unusual and the amounts of which are considered significant): at the claimed indemnity amount, based on the evidence presented and on the evaluation of legal advisors – which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions already issued – relating to the risk level of loss of lawsuits.

  These are adjusted to the amounts deposited as guarantee for their execution or to the definitive execution amount (indisputable amount) when the claim is awarded a final and unappealable judgment.

  Labor claims: these are calculated upon judicial notification and adjusted monthly by the moving average of payment of lawsuits closed in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and adjusted to the execution amount (indisputable amount) when it is in the stage of being a final and unappealable decision.

  Tax and social security lawsuits: calculated upon judicial notification of administrative proceedings based on their monthly adjusted amounts.

  Other risks: calculated mainly based on the assessment of credit risk on joint obligations.

- **Contingencies classified as probable:** are recognized in the accounting books and comprise Civil Lawsuits demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum monthly wages; Labor Claims seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other; Tax and Social Security represented mainly by lawsuits and administrative proceedings involving federal and municipal taxes; and Other Risks represented basically by the joint obligation for securitized rural loans.

  The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

Change in provision for contingent liabilities	01/01 to 06/30/2008					01/01 to 06/30/2007
	Civil	Labor	Tax and social security	Other	Total	Total
Opening balance	1,272,721	1,756,459	529,256	97,489	3,655,926	2,906,186
(-) Contingencies guaranteed by indemnity clauses (Note 4 I I)	(44,633)	(563,683)	(10,174)	-	(618,490)	(579,233)
Subtotal	1,228,088	1,192,776	519,082	97,489	3,037,435	2,326,952
Changes in the period reflected in results (Notes 12f and 12h)	403,107	219,148	56,971	13,423	692,649	569,210
Restatements/Charges	33,543	29,333	5,949	-	68,825	82,973
Increase	416,667	229,412	54,611	13,423	714,113	607,423
Write-offs through reversal	(47,103)	(39,597)	(3,589)	-	(90,289)	(121,186)
Payments	(260,426)	(140,027)	(2,552)	-	(403,005)	(275,270)
Subtotal	1,370,769	1,271,897	573,501	110,912	3,327,079	2,620,892
(+) Contingencies guaranteed by indemnity clauses (Note 4 I I)	115,411	542,884	15,098	-	673,393	713,480
Closing balance (Note 12c)	1,486,180	1,814,781	588,599	110,912	4,000,472	3,334,372
Closing balance at 06/30/2007 (Note 12c)	970,197	1,631,764	628,813	103,598	3,334,372	
Escrow deposits at 06/30/2008 (Note 12a)	586,730	871,025	300,627	-	1,758,382	
Escrow deposits at 06/30/2007 (Note 12a)	437,903	786,092	322,569	-	1,546,564	

- **Contingencies classified as possible:** not recognized in the accounting books and comprise Civil Lawsuits amounting to R$ 249,483 and Tax and Social Security Lawsuits amounting to R$ 1,861,004. The principal characteristics of these lawsuits are described below:

  - CPMF (Tax on Bank Account Outflows) in Customer Operations – R$ 395,865: refers to tax assessment notices issued for collection of deferred tax asset related to CPMF on operations carried out with customers. The decision from the Taxpayers' Council and the Superior Chamber of Tax Appeals of the Ministry of Finance is pending.

  - IRPJ/CSLL (Income Tax/Social Contribution) on disposal of investments – R$ 384,569: refers to tax assessment notice issued due to tax effects on disposal of investments. Awaiting Court's decision.

  - IRPJ/PDD (Income tax/Allowance for loan losses) – R$ 157,044: Reject the IN No. 80/93, which reduced the percentage from 1.5% to 0.5% for realization of the Allowance for Loan Losses in base year 1993, calculated by adopting the Regulatory Instruction (IN) No. 76/87 and the CMN Resolution No. 1,748, of August 31, 1990. The bank makes allegations about the impossibility of applying the rule to events occurred in the fiscal year when it was enacted (principle of anteriority). A suspension was awarded for the bank's appeal; however, the judgment by the Federal Regional Court of the 3rd Region is pending.

  - CPMF – Transfer of Securities - R$ 151,350: refers to tax assessment notices issued for collection of deferred tax asset related to CPMF on payment of liabilities arising from transfer of securities. A decision from the Taxpayers' Council is pending.

  - ISS – Banking Institutions – R$ 139,889: refers to tax assessments notices issued by municipalities for collection of ISS on amounts recorded in several accounts, on the grounds of being service revenue. An administrative final decision or tax foreclosure is pending.

  - Apportionment of Net Assets by Book Value – R$ 122,025: refers to the tax assessment notice issued due to the deduction of capital loss computed in the winding-up and liquidation of investments. Awaiting Court's decision.

  The amount of R$ 1,234,231 (R$ 1,090,441 at 06/30/2007) related to Securities, the amount of R$ 1,944,758 (R$ 784,108 at 06/30/2007) (Note 12a) of deposits, as well as Permanent Assets in the amount of R$ 989,303 (R$ 1,016,060 at 06/30/2007), according to article 32 of Law No. 10,522/02, at 07/19/2002, are pledged in guarantee of voluntary appeals related to contingent liabilities lawsuits. As a result of the unconstitutionality lawsuit No. 1,976, the Federal Supreme Court ruled unconstitutional the requirement of guarantees for considering voluntary appeals on April 10, 2007. The Bank is requesting the cancellation of the pledging of guarantees to the Federal Revenue Service.

The Receivables balance arising from reimbursements of contingencies totals R$ 890,440 (R$ 908,549 at 06/30/2007) (Note 12a), basically represented by the guarantee in the Banerj privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

c) **Legal Liabilities – Tax and Social Security and Escrow Deposits for filing Legal Processes –** recognized at the full amount being questioned and respective escrow deposits, as follows:

Change in legal liabilities	**01/01 to 06/30/2008**	**01/01 to 06/30/2007**
Opening balance	**5,433,380**	**3,827,180**
Changes in the period reflected in results	698,221	764,463
Charges on taxes	170,254	158,944
Net increase	587,492	608,023
Write-offs through reversal	(59,525)	(2,504)
Payments	(44,831)	(5,595)
Closing balance (Note 13c)	**6,086,770**	**4,586,048**
Probability of loss		
Probable	1,027,320	952,672
Possible	294,280	283,808
Remote	4,765,170	3,349,568

Change in escrow deposits	**01/01 to 06/30/2008**	**01/01 to 06/30/2007**
Opening balance	**3,013,026**	**2,363,669**
Appropriation of income	112,306	103,937
Changes in the period	299,587	256,213
Deposited	300,065	262,418
Withdrawals	(478)	(3,533)
Conversion into income	-	(2,672)
Closing balance (Note 12a)	**3,424,919**	**2,723,819**

The main natures of lawsuits are described as follows:

- PIS and COFINS X Law 9,718/98 – R$ 2,683,204 – Assert the right of paying contributions to PIS and COFINS on revenue, not adopting the provisions of Article 3, paragraph 1, of Law 9,718 at 11/27/1998, which established the inappropriate extension of the calculation bases of these contributions. The corresponding escrow deposit totals R$ 530,947.

- IRPJ and CSLL X Profit earned Abroad – R$ 816,241. Aimed at rejecting the requirement set forth by Regulatory Instruction No. 213 at 10/07/2002, in view of its illegality, determining the inclusion of equity in earnings in the calculation of taxable income and the CSLL calculation basis, including that from disposal of investment abroad. The corresponding escrow deposit totals R$ 466,019.

- CPMF (Tax on Bank Account Outflows) – Leasing companies – R$ 630,753 – Aimed at giving the treatment granted to financial institutions to leasing companies as to zero rate of CPMF Article 8, item III, of Law No. 9,311 at 10/24/1996). The corresponding escrow deposit totals R$ 536,006.

- PIS X Constitutional Amendments Nos. 10/96 (January 1996 to June 1996) and 17/97 (July 1997 to February 1998) – R$ 357,746 – Aimed at rejecting the levy of PIS based on principles of anteriority over 90 days and non-retroactivity of Constitutional Amendments Nos. 10/96 and 17/97, and nonexistence of legislation for this period. Successively, aimed at paying PIS over the mentioned period based on Supplementary Law No. 7/70. The corresponding escrow deposit totals R$ 38,959.

- CSLL X Equality – R$ 262,484 – Assert the right of paying CSLL at 8%, applicable to companies in general, according to the heading of Article 19 of Law No. 9,249 at 12/26/1995, rejecting the provisions of paragraph 1 therein, which sets forth a differentiated rate (18%) for financial institutions, in view of the infraction to the principle of equality. The corresponding escrow deposit totals R$ 161,780.

- INSS X Supplementary Law No. 84/96 and Additional rate of 2.5% – R$ 219,739 – Aimed at rejecting the levy of social security contribution at 15%, as well as an additional rate of 2.5%, on compensation paid to service providers that are individuals and managers, set forth by Supplementary Law No. 84/96, in view of its unconstitutionality, as this contribution has the same taxable year and income tax calculation basis, going against the provisions of Articles 153, item III, 154, item I, 156, item III and 195, paragraph 4, of Federal Constitution. The corresponding escrow deposit totals R$ 174,130.

According to the opinion of the legal advisors, ITAÚ HOLDING and its subsidiary companies are not involved in any other administrative proceedings or lawsuits that may significantly affect the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized through the adoption of statistical models for claims involving small amounts and separate analysis by internal and external legal advisors of other cases, showed that the amounts provided for are sufficient, according to the CMN Resolution No. 3,535 of January 31, 2008.

NOTE 12 – BREAKDOWN OF ACCOUNTS

a) Other sundry receivables

	06/30/2008	06/30/2007
Deferred tax assets (Note 13b I)	7,927,613	7,019,367
Social contribution for offset (Note 13b I)	869,573	944,501
Taxes and contributions for offset	941,083	838,636
Escrow deposits in guarantee for provision for contingent liabilities (Note 11b)	3,703,140	2,330,672
Contingencies classified as probable	1,758,382	1,546,564
Contingencies classified as possible – tax and social security	1,944,758	784,108
Escrow deposits for legal liabilities – tax and social security (Note 11c)	3,424,919	2,723,819
Escrow deposits for foreign fund raising program	418,198	569,114
Receivables from reimbursement of contingent liabilities (Note 11b)	890,440	908,549
Receivables from the sale of the Credicard brand (1)	206,847	250,306
Sundry domestic debtors	262,494	207,943
Sundry foreign debtors	264,734	219,932
Tax incentive options	22,629	144,899
Recoverable payments	39,286	23,954
Salary advances	101,723	100,079
Amounts receivable from related companies	11,913	19,170
Operations without credit granting characteristics	151,942	182,797
Securities and credits receivable (2)	165,878	202,227
(-) Allowance for other loan losses	(13,936)	(19,430)
Other	34,880	36,755
Total	**19,271,414**	**16,520,493**

(1) Refers to right exercised by Citibank related to the exclusive use of the Credicard brand from January 1, 2009 (disclosed in Material Fact by ITAÚ HOLDING on December 6, 2006).

(2) Includes the amount of R$ 110,121 (R$ 138,795 at 06/30/2007) related to the acquisition, at a public bidding, carried out by Banco Itaú in April 2007, of rights held by the State Government of Goiás on the receipt of funds and royalties from Itaipu Binacional.

At ITAÚ HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 46,526 (R$ 49,599 at 06/30/2007) and Deferred Tax Assets of R$ 265,454 (R$ 391,333 at 06/30/2007) (Note 13b I).

b) Prepaid expenses

	06/30/2008	06/30/2007
Technical cooperation agreement (1)	2,015,258	1,780,443
Association for the promotion and offer of financial products and services (2)	427,168	-
Commissions	2,169,634	868,902
Related to insurance and pension plan	150,615	163,008
Related to vehicle financing (3)	1,995,446	674,902
Other	23,573	30,992
Advertising	88,714	78,310
Other	163,552	153,708
Total	**4,864,326**	**2,881,363**

(1) Basically refers to the amounts spend to acquire rights to credit payrolls and perform tax collections for Municipal and State Governments. As of June 30, 2008, the balance basically comprises the agreements entered into with the State Governments of Rio de Janeiro, Goiás and Minas Gerais, and the Municipal Government of São Paulo.

(2) Basically refers to the agreement signed with the company LPS Brasil - Consultoria de Imóveis S.A. (Lopes).

(3) Commissions paid to dealers upon the granting of vehicle financing or leasing that started to be recognized in income in 2007 based on the terms of the contracts.

c) Other sundry liabilities

	06/30/2008	06/30/2007
Provision for contingent liabilities (Note 11b)	4,000,472	3,334,372
Provision for sundry payments	1,015,895	907,176
Provision for personnel	643,224	561,386
Sundry creditors - local	537,475	307,298
Liabilities for official agreements and rendering of payment services	344,962	89,939
Sundry creditors - foreign	149,419	168,844
Related to insurance operations	254,873	234,284
Liabilities for purchase of assets and rights	97,742	141,253
Creditors of funds to be released	179,871	94,122
Funds from consortia participants	49,959	62,603
Provision to cover actuarial deficit (Note 18c)	27,089	28,720
Provision for corporate restructuring (*)	-	42,690
Other	23,503	16,725
Total	**7,324,484**	**5,989,412**

(*) Refers to the provision for corporate restructuring of BKB.

At ITAÚ HOLDING, Other Sundry Liabilities basically consist of amounts payable related to acquisition of investments of R$ 3,746 (R$ 26,141 at 06/30/2007).

d) Banking service fees

	01/01 to 06/30/2008	01/01 to 06/30/2007
Asset management	974,749	986,215
Funds management fees	957,495	964,800
Consortia management fees	17,254	21,415
Current account services (1)	125,879	195,526
Credit cards	1,233,132	1,167,666
Annual fees	345,366	341,525
Other services	887,767	826,141
Relationship with stores	676,025	630,149
Credit card processing	211,742	195,992
Loan operations and guarantees provided	777,924	635,148
Loan operations (1)	692,822	572,866
Guarantees provided	85,102	62,282
Collection services	488,691	451,307
Collection fees	265,558	233,086
Collection services	103,834	101,677
Interbank charges (securities, checks and wire)	119,299	116,544
Other	557,651	510,673
Consultation to Serasa (2)	2,911	104,131
Brokerage	224,205	167,577
Custody services and management of portfolio	69,180	54,753
Economic and financial advisory	78,821	42,364
Foreign exchange services	29,110	34,186
Other services	153,424	107,662
Total	**4,158,026**	**3,946,535**

(1) The balances for the period January 1 to June 30, 2007 were reclassified as Income from Bank Charges, as provided for by Article 9 of the BACEN Circular Letter No. 3,324 of June 12, 2008 (Note 12e).

(2) The result for the period from January 1 to June 30, 2008 was affected by the partial disposal on June 28, 2007 of the interest held in the capital stock of Serasa.

e) Income from bank charges

	01/01 to 06/30/2008	01/01 to 06/30/2007
Loan operations/Registration (1)	413,450	407,164
Deposit account	29,661	28,088
Transfer of funds	33,614	28,538
Service packages fees and other	451,396	559,130
Total (2)	**928,121**	**1,022,920**

(1) For comparability purposes, from January 1 to June 30, 2007, the credit granting fee for May and June.

(2) Refers to priority services that started to be disclosed under this heading according to BACEN Circular Letter No. 3,324 of June 12, 2008. The bank charges arising from differentiated banking services are still recorded under the heading of Income from Banking Service Fees, as provided for by Article 5 of CMN Resolution No. 3,518, of December 6, 2007.

f) Personnel expenses

	01/01 to 06/30/2008	01/01 to 06/30/2007
Compensation	(1,713,887)	(1,497,177)
Charges	(509,042)	(432,895)
Welfare benefits	(420,203)	(382,609)
Training	(46,872)	(35,624)
Subtotal	**(2,690,004)**	**(2,348,305)**
Severance pay	(59,529)	(56,575)
Labor claims (Note 11b)	(219,148)	(186,742)
Total	**(2,968,681)**	**(2,591,622)**

g) Other administrative expenses

	01/01 to 06/30/2008	01/01 to 06/30/2007
Data processing and telecommunications	(836,450)	(778,414)
Depreciation and amortization (Note 14b)	(282,609)	(340,919)
Facilities	(453,023)	(434,913)
Third-party services	(595,132)	(573,544)
Financial system services	(271,076)	(268,762)
Advertising, promotions and publications	(235,526)	(200,967)
Transportation	(130,106)	(124,703)
Materials	(105,105)	(98,779)
Security	(118,584)	(101,222)
Legal	(17,214)	(26,664)
Travel expenses	(40,919)	(34,383)
Other	(124,705)	(162,539)
Total	**(3,210,449)**	**(3,145,809)**

h) Other operating revenues

	01/01 to 06/30/2008	01/01 to 06/30/2007
Reversal of operating provisions – Legal liabilities – tax and social security (Note 11c)	59,525	2,504
Investment in subsidiaries, not arising from net income	-	29,133
Recovery of charges and expenses	76,027	44,131
Foreign exchange variation on assets of companies abroad	-	8,658
Other	124,482	176,597
Total	**260,034**	**261,023**

i) Other operating expenses

	01/01 to 06/30/2008	01/01 to 06/30/2007
Provision for contingencies (Note 11b)	(473,501)	(382,468)
Civil lawsuits (1)	(403,107)	(319,142)
Tax and social security	(56,971)	(49,046)
Other	(13,423)	(14,280)
Selling - credit cards	(277,658)	(210,925)
Claims	(123,525)	(77,167)
Foreign exchange variation on liabilities of companies abroad	(36,975)	-
Investment in subsidiaries, not arising from net income	(11,491)	-
Amortization of goodwill on investments (2)	(16,776)	(108,318)
Other	(201,546)	(154,110)
Total	**(1,141,472)**	**(932,988)**

(1) From January 1 to June 30, 2008, includes the provision for economic plans amounting to R$ 179,071

(2) From January 1 to June 30, 2007, basically refers to the acquisition of BBI and BBT that, net of the effect of minority interests, represents R$ 28,083.

j) Non-operating income

	01/01 to 06/30/2008	01/01 to 06/30/2007
Disposal of investments	288,364	735,507
Serasa S.A.	-	735,507
Visa Inc.	141,064	-
Mastercard Inc.	82,964	-
BM&FBovespa	64,336	-
Sale of the former head office of Banco ItauBank S.A.	-	114,321
Other	712	21,521
Total	**289,076**	**871,349**

NOTE 13 - TAXES

a) Composition of expenses for taxes and contributions

I - We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on operations for the period	01/01 to 06/30/2008	01/01 to 06/30/2007
Income before income tax and social contribution	**6,515,271**	**6,571,720**
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (Note 4m)	(2,215,192)	(2,234,385)
Increase/decrease to Income Tax and Social Contribution charges arising from:		
Permanent (additions) exclusions	**101,709**	**(103,176)**
Investments in affiliates	(6,964)	16,732
Foreign exchange variation on investments abroad	(361,896)	(274,947)
Interest on capital	324,591	21,055
Dividends, interest on external debt bonds and tax incentives	196,207	116,763
Other	(50,229)	17,221
Temporary (additions) exclusions	**903,175**	**348,069**
Allowance for loan losses	(266,709)	(502,637)
Excess (insufficiency) of depreciation of leased assets	1,201,234	744,279
Adjustment to market value of trading securities and derivative financial instruments and adjustments from operations in futures markets	172,970	(122,072)
Interest on capital	-	267,161
Legal liabilities – tax and social security, contingent liabilities and restatement of escrow deposits	(232,448)	(180,038)
Realization of goodwill on purchase of investments	123,470	123,270
Other non-deductible provisions	(95,342)	18,106
(Increase) Offset of tax losses/social contribution losses carryforwards	**(664,914)**	**(225,335)**
Effect of the increase in the social contribuition rate (Note 4m)	**(137,381)**	**-**
Expenses for income tax and social contribution	**(2,012,603)**	**(2,214,827)**
Related to temporary differences		
Increase (reversal) for the period	(238,261)	(122,440)
Prior periods increase (reversal)	286,476	(2,254)
Income (expenses) from deferred taxes	**48,215**	**(124,694)**
Total income tax and social contribution	**(1,964,388)**	**(2,339,521)**

II - Composition of tax expenses:

	01/01 to 06/30/2008	01/01 to 06/30/2007
PIS and COFINS	(869,524)	(838,875)
ISS	(161,149)	(143,821)
CPMF (*)	-	(128,951)
Other	(90,008)	(81,708)
Total (Note 4m)	**(1,120,681)**	**(1,193,355)**

(*) As from January 1, 2008, the withholding and payment of CPMF established by Law No. 9,311, of October 24, 1996, were cancelled.

At ITAÚ HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 9,988 (R$ 13,630 from 01/01 to 06/30/2007).

III – Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21b.

Results of these transactions are considered in the calculation basis of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS				
	06/30/2007	06/30/2008	12/31/2007	Realization / Reversal	Increase	06/30/2008	06/30/2007
Reflected on income and expense accounts			**6,347,847**	**(948,738)**	**2,455,776**	**7,854,885**	**7,019,367**
Related to income tax and social contribution loss carryforwards			469,810	(47,291)	686,737	1,109,256	724,829
Related to disbursed provisions			2,343,033	(482,164)	847,264	2,708,133	2,736,423
Allowance for loan losses			1,820,518	(409,955)	828,351	2,238,914	2,150,354
Allowance for real estates			29,440	(3,608)	6,102	31,934	31,017
Goodwill on purchase of investments			335,472	(38,519)	-	296,953	377,161
Other			157,603	(30,082)	12,811	140,332	177,891
Related to non-disbursed provisions (*)	11,469,871	11,931,200	3,535,004	(419,283)	921,775	4,037,496	3,558,115
Related to the operation	9,319,871	9,781,200	2,804,004	(419,283)	921,775	3,306,496	2,827,115
Interest on capital	661,282	-	-	-	-	-	224,836
Legal liabilities – tax and social security	2,239,144	3,072,555	714,816	(23,412)	153,625	845,029	601,306
Provision for contingent liabilities	2,305,783	2,988,948	879,541	(121,050)	317,553	1,076,044	689,869
Civil	932,919	1,370,769	407,757	(61,257)	140,630	487,130	297,827
Labor	869,848	1,044,678	291,837	(58,435)	125,789	359,191	262,336
Tax and social security	503,016	573,501	179,947	(1,358)	51,134	229,723	129,706
Goodwill on purchase of investments	2,160,729	1,625,735	734,648	(84,354)	-	650,294	812,489
Other non-deductible provisions	1,952,933	2,093,962	474,999	(190,467)	450,597	735,129	498,615
Related to provisions in excess of the minimum required not disbursed – allowance for loan losses	2,150,000	2,150,000	731,000	-	-	731,000	731,000
Reflected in stockholders' equity accounts – adjustment to market value of available-for-sale securities			**3,344**	**-**	**69,384**	**72,728**	**-**
Total	**11,469,871**	**11,931,200**	**6,351,191**	**(948,738)**	**2,525,160**	**7,927,613**	**7,019,367**
Social contribution for offset arising from Option foreseen in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			**925,687**	**(56,114)**	**-**	**869,573**	**944,501**

(*) From a financial point of view, rather than recording the provision of R$ 11,931,200 (R$ 11,469,871 at 06/30/2007) and deferred tax assets of R$ 4,037,496 (R$ 3,558,115 at 06/30/2007), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets of R$ 7,927,613 (R$ 7,019,367 at 06/30/2007) to R$ 3,890,117 (R$ 3,461,252 at 06/30/2007).

At ITAÚ HOLDING, Deferred Tax Assets amount to R$ 265,454 (R$ 391,333 at 06/30/2007) and are basically represented by the Tax Losses and Social Contribution Losses Carryforwards of R$ 224,567 (R$ 199,847 at 06/30/2007) and Interest on Capital of R$ 172,011 at June 30, 2007, which is expected to be realizable in 1 year.

II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2007	Realization / Reversal	Increase	06/30/2008 (*)	06/30/2007
Reflected on income and expense accounts	**4,141,133**	**(130,873)**	**1,613,489**	**5,623,749**	**3,218,846**
Depreciation in excess - leasing	3,554,767	(40,073)	1,246,474	4,761,168	2,650,716
Taxation of results abroad – Capital gains	65,534	(4,889)	-	60,645	59,811
Adjustments of operations carried out in futures settlement market	65,899	(39,047)	141,923	168,775	144,366
Adjustment to market value of trading securities and derivative financial instruments	117,579	(35,591)	111,735	193,723	69,198
Restatement of escrow deposits related to legal and contingent liabilities	209,494	-	94,277	303,771	174,763
Income on sale of permanent asset items and rights	70,004	(175)	-	69,829	70,178
Other	57,856	(11,098)	19,080	65,838	49,614
Reflected in stockholders' equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	**35,716**	**(10,338)**	**3,641**	**29,019**	**57,082**
Total	**4,176,849**	**(141,211)**	**1,617,130**	**5,652,768**	**3,275,928**

(*) The balance as of 06/30/2008 reflects the increase in the Social Contribution tax rate (note 4m), in the amount of R$ 93,644.

At ITAÚ HOLDING, the provision for deferred income and social contribution amounts to R$ 2,171 (R$ 1,278 at 06/30/2007), basically comprised of Restatement of escrow deposits related to legal and contingent liabilities.

III - The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at June 30, 2008, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

Realization year	Deferred tax assets			Social contribution for offset	Provision for deferred income tax and social contribution	Net deferred taxes
	Temporary differences	Tax losses/social contribution losses carryforwards	Total			
2008	1,976,065	143,169	2,119,234	90,385	(600,961)	1,608,658
2009	1,362,896	966,087	2,328,983	242,941	(602,944)	1,968,980
2010	957,959	-	957,959	198,744	(921,830)	234,873
2011	720,109	-	720,109	103,387	(1,040,841)	(217,345)
2012	546,371	-	546,371	45,022	(1,201,468)	(610,075)
After 2012	1,254,957	-	1,254,957	189,094	(1,284,724)	159,327
Total	6,818,357	1,109,256	7,927,613	869,573	(5,652,768)	3,144,418
Present value (*)	6,087,414	1,039,716	7,127,130	763,425	(4,860,882)	3,029,673

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards not be used as an indication of future net income.

IV - Unrecorded deferred tax assets amount to R$ 926,970 (R$ 327,104 at 06/30/2007).
In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), deferred tax assets were recorded not taking into consideration the surplus rate in Tax Liabilities; the surplus balance of R$ 771,067 was not recorded.

c) Tax and social security contributions

	06/30/2008	06/30/2007
Taxes and contributions on income payable	800,797	986,499
Taxes and contributions payable	320,076	265,000
Provision for deferred income tax and social contribution (Note 13b II)	5,652,768	3,275,928
Legal liabilities – tax and social security (Note 11c)	6,086,770	4,586,048
Total	**12,860,411**	**9,113,475**

At ITAÚ HOLDING the balance of Tax and Social Security Contributions totals R$ 171,005 (R$ 79,684 at 06/30/2007) and is basically comprised of Legal Liabilities - Tax and Social Security of R$ 167,792 (R$ 77,932 at 06/30/2007).

d) Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the Company started to take into consideration the interest on capital paid and on the service provision, in addition to those levied on financial operation, including for comparative purposes.

	06/30/2008	06/30/2007
Taxes paid or provided for	3,834,143	4,051,618
Taxes withheld and collected from third parties (*)	2,668,586	4,354,005
Total	**6,502,729**	**8,405,623**

(*) The amounts withheld during this half decreased mainly because of the end of the levy of CPMF in connection to taxable events after January 1, 2008; the amount of CPMF withheld and collected in the first half of 2007 amounted to R$ 2,525,959.

NOTE 14 – PERMANENT ASSETS

a) Investments

I - Changes of investments - ITAÚ HOLDING

Companies		Balances at 12/31/2007	Goodwill amortization	Subscription/ Acquisition/ Sales	Dividends and interest on capital received (1)	Equity in earnings of subsidiaries	Adjustment to marketable securities of subsidiaries	Balances at 06/30/2008	Balances at 06/30/2007	Equity in earnings of subsidiaries from 01/01 to 06/30/2007
Domestic		**29,904,295**	**-**	**-**	**(2,002,831)**	**3,683,389**	**(170,582)**	**31,414,271**	**27,312,694**	**3,745,239**
Banco Itau S.A.		13,792,595	-	-	(1,958,635)	1,323,746	(133,189)	13,024,617	13,161,364	1,648,291
Banco Itaucard S.A.	(2)	7,178,299	-	-	-	1,246,500	-	8,424,799	5,836,584	1,316,066
Banco Itau BBA S.A.		4,295,370	-	-	(34,735)	514,156	(30,635)	4,744,156	4,134,820	278,116
Itauseg Participações S.A.		3,060,620	-	-	-	367,622	1,980	3,430,222	2,761,690	363,355
Itaú BBA Participações S.A.		1,249,336	-	-	(3,498)	147,056	(8,738)	1,384,156	1,196,560	77,837
Itaú Corretora de Valores S.A.	(2)	328,075	-	-	(6,063)	84,309	-	406,321	221,696	61,574
Abroad		**1,472,696**	**(25,706)**	**222,500**	**-**	**(36,448)**	**(746)**	**1,632,296**	**1,459,478**	**7,833**
Itaú Chile Holdings, Inc.	(3a)	1,199,622	(22,621)	222,500	-	(55,027)	(93)	1,344,381	1,196,934	(19,740)
Banco Itau Uruguay S.A.	(3b)	193,066	(2,356)	-	-	10,395	(653)	200,452	189,343	25,672
Oca S.A.	(3c)	54,929	(626)	-	-	6,136	-	60,439	48,062	3,094
Oca Casa Financiera S.A.	(3d)	22,877	(91)	-	-	1,942	-	24,728	22,803	(970)
Aco Ltda.	(3e)	2,134	(12)	-	-	131	-	2,253	2,239	(126)
Itaú Uruguay Directo S.A.	(3f)	68	-	-	-	(25)	-	43	97	(97)
GRAND TOTAL		**31,376,991**	**(25,706)**	**222,500**	**(2,002,831)**	**3,646,941**	**(171,328)**	**33,046,567**	**28,772,172**	**3,753,072**

(1) Income receivable includes interest on capital receivable amounting to R$ 498,407 (R$ 7,728 at 06/30/2007);

(2) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;

(3) Investments that include goodwill amounting to: (a) R$ 384,554, (b) R$ 40,051, (c) R$ 10,644, (d) R$ 1,546, (e) R$ 180 and (f) R$ 6.

Companies	Capital	Stockholders' equity	Net income for the period	Number of shares owned by ITAÚ HOLDING			Equity share in voting capital (%)	Equity share in capital (%)
				Common	Preferred	Quotas		
Domestic								
Banco Itau S.A.	10,202,000	12,822,902	1,321,794	99,569,772	-	-	100.00	100.00
Banco Itaucard S.A.	15,250,000	24,481,318	1,356,394	-	1,277,933,118	-	-	0.54
Banco Itau BBA S.A.	4,223,086	6,275,288	684,926	2,589,417	5,284,526	-	49.00	74.50
Itauseg Participações S.A.	1,717,000	3,765,335	403,948	1,582,676,636	-	-	91.01	91.01
Itaú BBA Participações S.A.	775,079	1,660,983	174,924	102,387	409,554	-	50.00	83.33
Itaú Corretora de Valores S.A.	290,000	678,497	93,157	-	811,503	-	-	4.78
Abroad								
Itaú Chile Holdings, Inc.	208,539	959,827	48,125	100	-	-	100.00	100.00
Banco Itau Uruguay S.A.	134,527	160,401	8,955	1,639,430,739	-	-	100.00	100.00
Oca S.A.	12,326	49,795	5,647	1,502,176,740	-	-	100.00	100.00
Oca Casa Financiera S.A.	15,908	23,182	2,027	646	-	-	100.00	100.00
Aco Ltda.	11	2,089	18	-	-	131	99.24	99.24
Itaú Uruguay Directo S.A.	144	37	(25)	1,749,845	-	-	100.00	100.00

II - Composition of investments

	06/30/2008	06/30/2007
Investment in affiliates	**1,014,266**	**856,736**
Domestic	**259,649**	**143,417**
Allianz Seguros S.A. (current corporate name of AGF Brasil Seguros S.A.)	131,358	118,394
Delle Holdings S.A.	29,311	7,753
Serasa S.A.	98,435	17,270
Other	545	-
Abroad	**754,617**	**713,319**
BPI – SGPS S.A. (BPI)	752,338	711,095
Other	2,279	2,224
Other investments	**339,531**	**338,427**
Investments through tax incentives	105,130	104,179
Equity securities	13,528	98,582
Shares and quotas	93,941	25,675
Other	126,932	109,991
Provision for losses	**(100,418)**	**(78,828)**
TOTAL	**1,253,379**	**1,116,335**

III - Equity in earnings of affiliates

	01/01 to 06/30/2008	01/01 to 06/30/2007
Investment in affiliates - Domestic	**19,494**	**8,326**
Investment in affiliates - Abroad	**(39,977)**	**40,886**
Foreign exchange variation on investments	(29,662)	(52,379)
Equity in earnings of affiliates	(10,315)	93,265
Total	**(20,483)**	**49,212**

b) Fixed assets and deferred charges

	Net balance at 31/12/2007	Changes				06/30/2008			06/30/2007		
		Acquisitions	Disposals	Depreciation/ amortization expenses (Note 12g)	Foreign exchange variation	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
FIXED ASSETS	**1,885,492**	**226,382**	**(34,842)**	**(181,692)**	**(25,229)**	**5,909,900**	**(4,039,789)**	**1,870,111**	**5,892,480**	**(4,014,624)**	**1,877,856**
REAL ESTATE IN USE (*)	**1,187,519**	**10,311**	**(2,934)**	**(29,821)**	**(17,130)**	**2,262,184**	**(1,114,239)**	**1,147,945**	**2,263,486**	**(1,060,443)**	**1,203,043**
Land	637,000	720	(1,299)	-	(1,043)	635,378	-	635,378	636,668	-	636,668
Buildings	550,519	9,591	(1,635)	(29,821)	(16,087)	1,626,806	(1,114,239)	512,567	1,626,818	(1,060,443)	566,375
OTHER FIXED ASSETS	**697,973**	**216,071**	**(31,908)**	**(151,871)**	**(8,099)**	**3,647,716**	**(2,925,550)**	**722,166**	**3,628,994**	**(2,954,181)**	**674,813**
Installations	111,740	30,943	(5,569)	(7,125)	(4,048)	290,822	(164,881)	125,941	296,709	(201,875)	94,834
Furniture and equipment	75,691	25,233	(22,824)	(7,023)	(516)	368,087	(297,526)	70,561	366,887	(301,997)	64,890
EDP systems	417,196	135,135	(420)	(124,238)	(4,338)	2,673,624	(2,250,289)	423,335	2,680,436	(2,249,578)	430,858
Other (communication, security and transportation)	93,346	24,760	(3,095)	(13,485)	803	315,183	(212,854)	102,329	284,962	(200,731)	84,231
DEFERRED CHARGES	**738,951**	**122,990**	**-**	**(100,917)**	**(27,161)**	**1,189,355**	**(455,492)**	**733,863**	**1,211,620**	**(446,244)**	**765,376**
Leasehold improvements	332,164	60,549	-	(51,509)	(3,674)	544,986	(207,456)	337,530	451,870	(146,891)	304,979
Expenditure on acquisitions of software	168,461	41,285	-	(35,082)	2,453	400,388	(223,271)	177,117	458,522	(290,768)	167,754
Other deferred expenditures	238,326	21,156	-	(14,326)	(25,940)	243,981	(24,765)	219,216	301,228	(8,585)	292,643
GRAND TOTAL	**2,624,443**	**349,372**	**(34,842)**	**(282,609)**	**(52,390)**	**7,099,255**	**(4,495,281)**	**2,603,974**	**7,104,100**	**(4,460,868)**	**2,643,232**

(*) Includes amounts pledged in guarantee of voluntary deposits (Note 11b).

NOTE 15 - STOCKHOLDERS' EQUITY

a) Shares

At the ASM/ESM of April 23, 2008, stockholders resolved to cancel the 10,265,646 common and 15,000,000 preferred shares issued by the Company itself that were held in Treasury and issue bonus shares at 25%. These bonus shares started to be traded on May 30, 2008. As a consequence, the amount of shares of capital stock increased by 604,681,698.

Capital comprises 3,023,408,492 book-entry shares with no par value, of which 1,553,418,582 are common and 1,469,989,910 are preferred shares without voting rights, but with tag-along rights in the event of tender offer, at a price equal to 80% of the amount paid per voting share of the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 17,000,000 (R$ 14,254,213 at 06/30/2007), of which R$ 12,602,247 (R$ 10,364,925 at 06/30/2007) refers to stockholders domiciled in the country and R$ 4,397,753 (R$ 3,889,288 at 06/30/2007) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and those held in treasury during the period:

	NUMBER			Total
	Common	Preferred	Total	
Shares of capital stock at 12/31/2007	**1,253,000,512**	**1,190,991,928**	**2,443,992,440**	
Cancellation of shares – ASM/ESM of 04/23/2008	(10,265,646)	(15,000,000)	(25,265,646)	
Bonus shares – ASM/ESM of 04/23/2008	310,683,716	293,997,982	604,681,698	
Shares of capital stock at 06/30/2008	**1,553,418,582**	**1,469,989,910**	**3,023,408,492**	
Treasury shares at 12/31/2007 (1)	**10,265,646**	**36,675,620**	**46,941,266**	**(1,172,394)**
Purchases of shares	-	31,379,900	31,379,900	(1,289,995)
Disposals - Stock Option Plan – up to 05/30/2008	-	(6,279,600)	(6,279,600)	180,620
(-) Cancellation of shares – ASM/ESM of 04/23/2008	(10,265,646)	(15,000,000)	(25,265,646)	751,618
Bonus shares – ASM/ESM of 04/23/2008	-	11,693,980	11,693,980	-
Disposals - Stock Option Plan – after 05/30/2008	-	(327,500)	(327,500)	8,569
Treasury shares at 06/30/2008 (1)	-	**58,142,400**	**58,142,400**	**(1,521,582)**
Outstanding shares at 06/30/2008	**1,553,418,582**	**1,411,847,510**	**2,965,266,092**	
Outstanding shares at 06/30/2007 (2)	**1,553,418,582**	**1,448,529,310**	**3,001,947,892**	

(1) Own shares, purchased based on authorizations from the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

(2) For better comparability, the split of shares was considered based on the balance as of October 1, 2007, and bonus on the balance as of 05/30/2008.

We detail below the costs of shares repurchased in the period, as well as the average cost of treasury shares and their market price at 06/30/2008:

Cost/Market value	Preferred
Minimum	30.12
Weighted average	32.89
Maximum	35.87
Treasury shares	
Average cost	26.17
Market value	32.60

b) Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month in the amount of R$ 0.012 per share from November 1, 2007, as resolved in the Meeting of the Board of Directors held on August 6, 2007.

I - Calculation

Net income	3,796,239	
Adjustments:		
(-) Legal reserve	(189,812)	
Dividend calculation basis	3,606,427	
Dividends and interest on capital paid/advanced/provided for	1,225,250	34.0%

II - Payments/Provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	**143,141**	**-**	**143,141**
Dividends - 5 monthly installments of R$ 0.012 per share paid from February to June 2008	143,141	-	143,141
Provided for (*)	**1,188,298**	**(106,189)**	**1,082,109**
Dividends - 1 monthly installment of R$ 0.012 per share, to be paid in July 2008	35,579	-	35,579
Additional dividends of R$ 0.15 per share, to be paid on August 25, 2008	444,790	-	444,790
Interest on capital provided for to be declared	707,929	(106,189)	601,740
Total from 01/01 to 06/30/2008 - R$ 0.4249 net per share	**1,331,439**	**(106,189)**	**1,225,250**
Total from 01/01 to 06/30/2007 - R$ 0.3635 net per share	**1,099,773**	**(8,629)**	**1,091,144**

(*) Recorded in Other Liabilities – Social and Statutory.

c) **Capital and revenue reserves**

	06/30/2008	06/30/2007
CAPITAL RESERVES	**538,712**	**1,290,059**
REVENUE RESERVES	**16,905,266**	**14,821,702**
Legal	1,533,527	1,132,415
Statutory:	15,371,739	13,689,287
- Dividend equalization (1)	5,631,780	5,564,432
- Working capital increase (2)	4,218,485	2,862,551
- Increase in capital of investees (3)	5,521,474	5,262,304

(1) *Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders' compensation.*

(2) *Reserve for Working Capital Increase – its purpose is to guarantee funds for the company's operations.*

(3) *Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.*

d) Reconciliation of net income and stockholders' equity

The difference between the Net Income and Stockholders' Equity of ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED (Note 2b) arises from the adoption of different criteria for the amortization of goodwill originated on purchase of investments, the recording of deferred tax assets and the write-off of unrealized income of intercompany operations, on which related taxes are deferred.

	Net income		Stockholders' equity	
	01/01 to 06/30/2008	01/01 to 06/30/2007	06/30/2008	06/30/2007
ITAÚ HOLDING	**3,796,239**	**3,639,781**	**32,816,609**	**29,540,366**
Amortization of goodwill	410,359	498,537	(3,384,228)	(4,145,663)
Deferred tax assets	(122,487)	(121,898)	911,372	1,153,852
Unrealized income (loss)	54	54	(2,498)	(2,605)
ITAÚ HOLDING CONSOLIDATED	**4,084,165**	**4,016,474**	**30,341,255**	**26,545,950**

e) **Stock Option Plan**

This plan aims at involving the officers in the medium and long-term corporate development process. The options are personal and not transferable, and entitle the subscription of one authorized capital share or, at the discretion of the management, one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ HOLDING Compensation Committee is responsible for defining the total number of shares to be granted, the eligible officers, the number granted to each officer, the validity of the option series, and the "vesting" and "blackout" periods for exercising the options. Options may be granted to eligible employees of ITAÚ HOLDING or officers and employees of controlled companies for extraordinary and significant reasons and upon the hiring of highly qualified individuals.

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date.

The exercise of stock options, pursuant to the Plan's regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders' Equity.

The dilution percentage of the current stockholders' interest, in the event all granted options not yet exercised, were exercised by the end of the vesting period, would be 0.15% for 2008, 0.31% for 2009, 0.30% for 2010, 0.35% for 2011, 0.33% for 2012 and 0.36% for 2013.

I - Total granted options

Granting		Vesting period until	Exercise period until	Exercise price restated (R$1)	Options			
N°	Date				Granted	Exercised	Cancelled	Not exercised
Closed series					79,725,175	78,105,175	1,620,000	-
7th	02/19/2001	12/31/2005	12/31/2008	12.57	12,750,000	11,763,500	540,000	446,500
7th	05/02/2005	12/31/2005	12/31/2008	12.57	37,250	29,800	-	7,450
8th	03/04/2002	12/31/2006	12/31/2009	11.99	13,353,750	10,327,750	633,750	2,392,250
8th	05/022005	12/31/2006	12/31/2009	11.99	35,150	28,125	-	7,025
9th	03/10/2003	12/31/2007	12/31/2010	8.12	13,347,500	8,515,625	580,000	4,251,875
9th	01/07/2004	12/31/2007	12/31/2010	8.12	156,250	156,250	-	-
9th	05/02/2005	12/31/2007	12/31/2010	8.12	28,175	-	22,550	5,625
9th	08/01/2005	12/31/2007	12/31/2010	8.12	25,000	25,000	-	-
10th	02/16/2004	12/31/2008	12/31/2011	12.27	12,617,375	2,187,500	713,250	9,716,625
10th	08/01/2005	12/31/2008	12/31/2011	12.27	25,000	-	-	25,000
11th	02/21/2005	12/31/2009	12/31/2012	17.26	10,040,500	1,362,000	355,250	8,323,250
11th	08/01/2005	12/31/2009	12/31/2012	17.26	25,000	-	-	25,000
11th	08/06/2007	12/31/2009	12/31/2012	17.26	10,325	-	-	10,325
12th	02/21/2006	12/31/2010	12/31/2013	25.69	10,808,750	137,500	225,000	10,446,250
12th	08/06/2007	12/31/2010	12/31/2013	25.69	14,425	-	-	14,425
13th	02/14/2007	12/31/2011	12/31/2014	32.71	9,795,250	11,000	53,500	9,730,750
13th	08/06/2007	12/31/2011	12/31/2014	32.71	27,863	-	-	27,863
14th	02/11/2008	12/31/2012	12/31/2015	37.71	10,579,375	-	17,000	10,562,375
14th	05/05/2008	12/31/2012	12/31/2015	37.71	18,750	-	-	18,750
				Total	173,420,863	112,649,225	4,760,300	56,011,338

II - Change in stock options

	Number	Price (*)
Balance at 12/31/2007	**53,607,213**	**17.53**
Options		
. Granted	10,598,125	
. Cancelled	(17,000)	
. Exercised	(8,177,000)	
Balance at 06/30/2008	**56,011,338**	**23.58**

(*) Weighted average exercise price.

III - Exercised options in the period (R$ 1)

Granting	Number of shares	Exercise price (*)	Market value (*)
7th	73,500	12.34	36.99
8th	594,250	11.52	34.00
9th	5,956,250	7.85	34.67
10th	1,027,500	12.01	36.40
11th	437,000	16.98	37.47
12th	77,500	25.37	37.32
13th	11,000	31.97	33.40
Total	**8,177,000**	**9.37**	**35.03**

(*) Weighted average value.

IV - Effect of the option exercise

Amount received for the sale of shares – exercised options	76,582
(-) Cost of treasury shares sold	(189,189)
Effect on sale (*)	(112,607)

(*) Recorded in revenue reserves.

NOTE 16 – RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

- The parent company ITAÚSA, its controlling companies and non-financial subsidiaries, especially Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

- Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado and Caixa de Previdência dos Funcionários do BEG (PREBEG), closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ HOLDING and/or its subsidiaries, as described in Note 18a; and

- Fundação Itaú Social and Instituto Itaú Cultural, entities sponsored by ITAÚ HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 21e and 21f.

The transactions with these related parties are not significant in the overall context of ITAÚ HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

- Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as current accounts, investments in and redemption of securities and the provision of custody/management services;

- Purchase, lease, maintenance and technical assistance of IT equipment from Itautec S.A. and subsidiaries; and

- Rental of real estate from ITAÚSA, Fundação Itaubanco, FUNBEP and PREBEG.

NOTE 17 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

	BOOK VALUE		MARKET		Unrealized income (loss) (3)			
					Results		Stockholders' equity	
	06/30/2008	06/30/2007	06/30/2008	06/30/2007	06/30/2008	06/30/2007	06/30/2008	06/30/2007
Interbank deposits	11,328,898	14,223,555	11,329,028	14,255,681	130	32,126	130	32,126
Securities and derivative financial instruments	71,308,985	62,040,524	71,493,046	62,260,369	62,531	371,756	184,061	219,845
Adjustment of available-for-sale securities					(141,196)	127,336	-	-
Adjustment of held-to-maturity securities					203,727	244,420	184,061	219,845
Loan, lease and other credit operations	126,491,912	87,633,830	126,420,937	87,926,584	(70,975)	292,754	(70,975)	292,754
Investments in affiliates								
Bolsa de Mercadorias & Futuros - BM&F S.A.	19,888	-	271,621	-	251,733	-	251,733	-
Bovespa Holding S.A.	54,641	-	798,959	-	744,318	-	744,318	-
BPI	752,338	711,095	1,121,736	2,294,790	369,398	1,583,695	369,398	1,583,695
Parent company					217,795	933,734	217,795	933,734
Minority stockholders (1)					151,603	649,961	151,603	649,961
Redecard S.A.	244,641	-	4,840,678	-	4,596,037	-	4,596,037	-
Serasa S.A.	98,435	-	369,664	-	271,229	-	271,229	-
Visa Inc.	12	-	92,049	-	92,037	-	92,037	-
Fundings and borrowings (2)	53,757,641	40,519,643	53,717,508	40,528,570	40,133	(8,927)	40,133	(8,927)
Securization of foreign payment orders	941,873	1,293,278	945,778	1,306,309	(3,905)	(13,031)	(3,905)	(13,031)
Subordinated debt (Note 9a)	13,191,320	11,394,951	13,260,683	11,529,282	(69,363)	(134,331)	(69,363)	(134,331)
Treasury shares	1,521,582	969,004	1,895,442	1,778,472	-	-	373,860	809,468
Total unrealized					**6,283,303**	**2,124,042**	**6,778,693**	**2,781,599**

(1) The investment held by minority stockholders does not affect the resukt of ITAU HOLDING.

(2) Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities.

(3) It does not consider the correspoding tax effects.

To obtain the market values for these financial instruments, the following criteria were adopted:

- Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on July 1, 2008 for floating-rate securities.

- Securities and derivative financial instruments, according to the rules established by Circular Letters Nos. 3068 and 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

- Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

- Investments in affiliated companies - in BPI, Redecard S.A., Bovespa Holding S.A., Bolsa de Mercadorias & Futuros – BM&F S.A. and Visa Inc. are determined based on stock market quotations, and in Serasa S.A. are determined based on the last transaction prices.

- Time and interbank deposits and funds from acceptance and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates and swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on July 1, 2008. The effects of hedges (swap contracts) are also taken into account.

- Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

- Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

- Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 18 - BENEFITS TO EMPLOYEES

Under the terms of CVM Resolution No. 371, dated December 13, 2000, we present the policies adopted by ITAÚ HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a) Supplementary retirement benefits:

ITAÚ HOLDING and its subsidiary companies sponsor the following supplementary retirement plans:

Entity	Benefit plan
Fundação Itaubanco	Supplementary retirement plan - PAC (1) Franprev benefit plan - PBF (1) 002 Benefit Plan – PB002 (1) Itaulam Basic Plan - PBI (1) Itaulam Supplementary Plan - PSI (2)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1) Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Citiprevi - Entidade Fechada de Previdência Complementar (Orbitall/Credicard Itaú)	Credicard Retirement Plan (1) Credicard Suplementary Retirement Plan (2)
Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)

(1) Defined benefit plan
(2) Variable contribution plan.
(3) Defined contribution plan.

The basic purpose of the defined benefit and variable contribution plans is to grant a benefit that, as a life annuity benefit (in case of FUNBEP, PREBEG, PB002 and Credicard, also as survivorship annuities), will supplement the pension paid by social security. In case of the defined contribution plan, the benefit is calculated based on the contributions made and its payment is made for an established period, which does not require actuarial calculation.

All of these plans are closed to new participants. As regards the new employees hired after the closing, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the period, the contributions paid totaled R$ 18,859 (R$ 17,160 from January 1 to June 30, 2007). The contribution rate increases based on the participant's salary.

b) Post-employment benefits

ITAÚ HOLDING subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 2,996 (R$ 3,545 from January 1 to June 30, 2007). The contribution rate increases based on the beneficiary's age.

c) Net amount of assets and actuarial liabilities of the benefit plan:

The net assets and actuarial liabilities, which consider the actuarial obligations, calculated in conformity with the criteria established by CVM Resolution No. 371/2000, are summarized below:

	06/30/2008	06/30/2007
Net assets of the plans	13,331,629	12,082,155
Actuarial liabilities	(9,810,280)	(9,125,790)
Surplus (*)	3,521,349	2,956,365

(*) According to paragraph 49g of the attachment to CVM Resolution No. 371 of December 13, 2000, the net asset was not recognized.

In addition to the reserves recorded by the plans, the sponsors record provisions in the amount of R$ 27,089 (R$ 28,720 at June 30, 2007) (Note 12c) to cover possible actuarial liabilities.

d) Changes in net assets, actuarial liabilities and surplus

DESCRIPTION	01/01 to 06/30/2008			01/01 to 06/30/2007		
	Assets	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus
Present value – beginning of the period	**12,583,353**	**(9,440,841)**	**3,142,512**	**10,599,436**	**(8,574,690)**	**2,024,746**
Adjustments in the period (1)	-	-	-	-	(196,995)	(196,995)
Expected return on assets/ Cost of current service + interest	768,194	(582,223)	185,971	644,947	(552,069)	92,878
Benefits paid	(212,784)	212,784	-	(197,964)	197,964	-
Contributions of sponsors/participants	29,359	-	29,359	28,448	-	28,448
Gains/(losses) in the period (2)	163,507	-	163,507	1,007,288	-	1,007,288
Present value – end of the period	**13,331,629**	**(9,810,280)**	**3,521,349**	**12,082,155**	**(9,125,790)**	**2,956,365**

(1) Corresponds to the change of mortality table from GAM-83 (reduced by 10%) to AT-83 (reduced by 10%).

(2) Gains/(losses) in assets correspond to the actual earnings obtained above (below) the expected return rate of assets.

e) Main assumptions used in actuarial evaluation

Discount rate	10.24% p.a.
Expected return rate on assets	12.32 % p.a.
Mortality table (1)	AT-2000
Turnover (2)	Itaú Exp. 2003/2004
Future salary growth	7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.
Inflation	4.00 % p.a.
Actuarial method	Projected Unit Credit (3)

(1) The mortality tables adopted correspond to those disclosed by SOA – "Society of Actuaries", the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables. At June 30, 2007, the AT-83 table was adopted.

(2) The turnover assumption is based on the effective experience of ITAÚ HOLDING, resulting in an average of 1.2% p.a. based on 2003/2004 experience.

(3) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

	Foreign branches (1)		Banco Itaú Argentina S.A. (8)		Itaú Europa Consolidated (2)		Itaú Bank, Ltd. Consolidated (3)		Consolidated Chile (4)		Consolidated Uruguay (5)		Other foreign Companies (6)		Foreign consolidated (7)	
	06/30/2008	06/30/2007	06/30/2008	06/30/2007	06/30/2008	06/30/2007	06/30/2008	06/30/2007	06/30/2008	06/30/2007	06/30/2008	06/30/2007	06/30/2008	06/30/2007	06/30/2008	06/30/2007
Assets																
Current and long-term receivables																
Cash and cash equivalents	485,020	189,056	84,301	48,050	120,961	70,030	102,525	105,133	262,291	169,942	569,984	141,956	94,854	97,680	1,326,876	713,189
Interbank investments	7,870,738	5,309,375	213,887	64,538	4,037,629	6,654,722	1,796,098	1,349,480	268,100	549,089	356,405	813,547	11,996	96,011	9,995,671	12,202,487
Securities	9,201,530	8,251,218	115,410	31,835	1,532,142	1,997,809	2,771,350	2,676,043	1,302,921	917,956	80,001	72,698	28,510	9,593	13,838,999	14,619,513
Loan, lease and other credit operations	7,427,330	4,226,575	1,321,851	1,018,831	4,479,051	2,662,579	269,138	3,769	6,149,599	4,972,346	1,038,863	815,639	326,884	397,808	20,631,245	13,609,368
Prepaid expenses	14,524	17,485	1,087	1,865	12,711	8,771	62	77	8,945	15,802	6,452	8,788	321	101	44,112	52,901
Other assets	988,918	1,399,507	371,846	325,337	306,820	144,684	967,081	320,730	239,625	814,018	53,822	52,787	182,603	47,278	2,892,662	3,091,421
Permanent assets																
Investments	-	466,177	6,824	5,670	388,680	367,525	34,014	9,874	664	816	309	34	403,496	381,182	760,580	719,036
BPI	-	-	-	-	383,692	362,659	-	-	-	-	-	-	368,646	348,436	752,338	711,095
Other investments	-	466,177	6,824	5,670	4,988	4,866	34,014	9,874	664	816	309	34	34,850	32,746	8,242	7,941
Fixed assets and deferred charges	18,867	8,821	94,114	34,783	216,684	307,115	-	10	114,364	113,526	22,301	17,948	3,956	4,795	409,685	487,000
Total	**26,006,929**	**20,870,214**	**2,149,330**	**1,550,909**	**11,094,678**	**12,213,235**	**5,940,248**	**4,465,116**	**8,336,509**	**7,563,197**	**2,128,137**	**1,923,347**	**1,062,020**	**974,468**	**49,899,830**	**45,584,915**
Liabilities																
Current and long-term liabilities																
Deposits	7,330,021	3,026,249	1,769,681	1,239,312	6,145,811	7,587,665	2,069,548	1,402,212	5,046,721	5,139,600	1,587,119	1,465,943	57,848	-	18,819,873	17,139,790
Demand deposits	1,241,576	909,108	395,412	318,033	1,092,496	941,165	478,659	98,703	871,099	912,767	845,649	777,793	-	-	4,119,263	3,294,911
Savings deposits	-	-	304,474	324,059	-	-	-	-	-	-	449,296	412,546	-	-	753,770	736,806
Interbank deposits	24,953	25,438	131,556	96,126	1,614,818	669,622	802,552	587,988	28	9,912	26,288	20,246	-	-	811,143	724,763
Time deposits	6,063,492	2,091,703	938,249	502,094	3,438,497	5,976,878	788,338	715,521	4,175,594	4,216,921	265,886	255,358	57,848	-	13,135,697	12,383,510
Deposits received under securities repurchase agreements	464,420	1,421,179	67,553	-	167,212	181,967	652,747	625,931	173,246	178,391	-	-	-	-	1,367,073	2,233,757
Funds from acceptances and issuance of securities	836,320	1,164,010	-	-	2,115,651	2,570,594	520,522	99,491	800,247	610,111	-	-	-	-	4,258,269	4,368,414
Borrowing	7,596,127	6,131,455	1,368	53,455	994,628	391,770	28	9,377	845,968	252,028	12,950	6	6,360	7,722	9,454,663	6,838,579
Derivative financial instruments	1,236,167	1,267,908	964	-	146,825	29,264	582,967	107,449	269,370	34,069	-	-	-	-	1,243,932	1,351,926
Other liabilities	2,421,353	2,275,018	136,352	58,863	525,129	522,356	1,080,692	845,014	300,874	571,631	292,563	253,435	22,871	23,090	4,330,303	4,152,190
Deferred income	**4,284**	**6,991**	**-**	**-**	**7,922**	**5,771**	**492**	**2**	**177**	**218**	**-**	**-**	**16**	**43**	**12,890**	**13,025**
Minority interest in subsidiaries	**-**	**-**	**-**	**-**	**135**	**155**	**-**	**-**	**80**	**70**	**16**	**16**	**5**	**5**	**16,645**	**16,310**
Stockholders' equity																
Capital and reserves	5,964,854	5,417,844	170,145	194,844	991,075	960,963	1,066,984	1,296,754	911,702	715,709	218,867	163,722	936,732	880,085	10,172,482	9,031,653
Net income	156,383	165,560	3,257	4,435	10,286	(37,270)	(33,733)	88,886	48,125	51,430	16,622	40,225	28,188	63,523	222,800	439,271
Total	**26,006,929**	**20,870,214**	**2,149,330**	**1,550,909**	**11,094,678**	**12,213,235**	**5,940,248**	**4,465,116**	**8,336,509**	**7,563,197**	**2,128,137**	**1,923,347**	**1,062,020**	**974,468**	**49,899,830**	**45,584,915**
Statement of income																
Income from financial operations	769,002	613,298	121,583	58,197	243,237	215,056	60,713	176,405	352,111	281,673	562,305	192,400	9,254	7,743	2,056,210	1,511,938
Expenses on financial operations	(586,847)	(470,292)	(52,199)	(20,747)	(165,926)	(134,305)	(66,713)	(77,574)	(190,025)	(146,889)	(507,954)	(129,880)	(277)	(169)	(1,509,623)	(941,376)
Result of loan losses	(9,401)	14,727	(3,277)	4,690	(8,526)	1,252	4	(4)	(39,605)	(22,292)	(1,182)	3,495	5	1	(61,982)	1,868
Gross income from financial operations	**172,754**	**157,733**	**65,107**	**42,140**	**68,785**	**82,003**	**(5,996)**	**98,827**	**122,481**	**112,492**	**53,169**	**66,015**	**8,982**	**7,575**	**484,605**	**572,430**
Other operating revenues/expenses	(17,673)	11,816	(62,184)	(39,080)	(50,365)	(99,859)	(15,309)	(1,643)	(71,542)	(40,395)	(37,935)	(16,412)	29,214	57,616	(233,201)	(141,647)
Operating result	**155,081**	**169,549**	**2,923**	**3,060**	**18,420**	**(17,856)**	**(21,305)**	**97,184**	**50,939**	**72,097**	**15,234**	**49,603**	**38,196**	**65,191**	**251,404**	**430,783**
Non-operating result	1,328	-	1,964	1,375	-	39	-	-	3,694	(8,544)	2,999	(64)	117	15	10,031	(7,179)
Income before taxes on income and profit sharing	**156,409**	**169,549**	**4,887**	**4,435**	**18,420**	**(17,817)**	**(21,305)**	**97,184**	**54,633**	**63,553**	**18,233**	**49,539**	**38,313**	**65,206**	**261,435**	**423,604**
Income tax	(26)	11	(147)	-	(4,562)	(16,090)	(1,118)	(747)	(6,498)	(12,116)	(1,611)	(9,314)	(5,476)	(1,683)	(19,438)	(39,937)
Statutory participation in income	-	-	(1,483)	-	(3,572)	(3,354)	(11,310)	(7,551)	-	-	-	-	(4,649)	-	(21,014)	(10,905)
Minority interest in subsidiaries	-	-	-	-	-	(9)	-	-	(10)	(7)	-	-	-	-	1,817	66,509
Net income (loss)	**156,383**	**169,560**	**3,257**	**4,435**	**10,286**	**(37,270)**	**(33,733)**	**88,886**	**48,125**	**51,430**	**16,622**	**40,225**	**28,188**	**63,523**	**222,800**	**439,271**

(1) Banco Itaú S.A. - Grand Cayman, New York and Tokyo branches, Banco Itaú-BBA S.A. - Nassau Branch, Banco Itaú-BBA S.A. - Uruguay branch, Banco Itaú Holding Financeira S.A. - Grand Cayman Branch;

(2) BIEL Holdings AG, IPY - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú Europa Luxembourg Advisory Holding Company S.A., Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A., BIEL Fund Management Company S.A., BIE Cayman, Ltd., Banco Itaú Europa International, and Bie Bank & Trust Bahamas Ltd;

(3) BFB Overseas N.V., BFB Overseas Cayman, Ltd., Itaú Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC;

(4) Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., and Recuperadora de Créditos Ltda;

(5) ACO Ltda., Banco Itaú Uruguay S.A., Itaú Uruguay Directo S.A., OCA Casa Financiera S.A., and OCA S.A.;

(6) Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Itaú Asset Management S.A., Sociedad Gerente de Fondos Comunes de Inversión, Zux Cayman Company Ltd., Zux SGPS, Lda., Agate SARL, Topaz Holding Ltd., Itaú USA Inc, Itaú International Investment LLC, ITrust Servicios Financieros S.A., Albarus S.A., Banco Del Paraná S.A., Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation, Spinel Corporation, Tanzanite Corporation, Itaú Sociedad de Bolsa S.A., Peroba Ltd., Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd, Libero Trading International Ltd, IPI - Itaúsa Portugal Investimentos, SGPS Lda (49%), and Itaú USA Securities, Inc.;

(7) Information on foreign consolidated presents balances net of eliminations from consolidation.

(8) New name of Banco Itaú Buen Ayre S.A., approved by the Central Bank of Argentina on 07/24/2008.

NOTE 20 – RISK MANAGEMENT

Risk management is considered an essential tool for optimizing the use of capital and selecting the best business opportunities, in order to obtain the best risk and return ratio for its stockholders, being performed by ITAÚ HOLDING through its Management Committees. The strategic management is centralized in one of these committees, being responsible for releasing general policies and the consolidated risk assessment, whereas the tactical management is carried out by committees specific to each type of risk that establish parameters to be followed by the business areas, which in turn are monitored independently by the control area.

This process is continuous, permanently reviewed and supports the Group's strategies.

Further details on the risk control process can be found on the website (http://www.itauri.com.br), in the following route: Corporate Governance/Risk Management.

I - Market Risk

This is the risk associated with the probability that a variation in the value of assets and liabilities, caused by uncertainties about changes in prices and market rates, incurs losses for the company.

The risk control process starts with the setting of limits, approved by the Financial Risk Management Committee, responsible for the market risk management, based on the risk appetite and financial capacity of each main unit. These limits are informed to the risk control areas of the business units that carry out the daily activities of risk management and periodically provide information to the consolidated risk control area, which monitors the scope, accuracy and quality of controls. The risk control cycle is completed with the disclosure of the consolidation of market risks to the Committee.

The risk assessment process quantifies the exposure to and the appetite for risk using the risk limits based on statistical criteria (VaR Statistical: level of confidence at 99% - is a statistical measure that estimates the expected potential maximum economic loss under regular market conditions, taking into consideration the time period and confidence level), Stress simulations (VaR Stress – is a measure that estimates the loss under extreme market conditions based on stress scenarios) and economic capital.

The transactions of commercial bank activities and strategic positions are managed using assessments of economic risk and simulations of accounting exposures. Directional trading operations (operations aimed at finding the best market options, in order to take advantage of imperfections in the definition of prices and rates, in relation to the company's expectations), performed by proprietary desks, are mainly controlled by VaR Stress measures and loss prevention limits.

The limits and exposure to market risks are relatively low as compared to the company's stockholders' equity, according to the diversified management of risks. In June 2008 the Total Global VaR amounted to R$ 110.817 million (in June 2007 it amounted to R$ 117.114 million).

On March 28, 2008, ITAÚ HOLDING published its Market Risk Management Policy, based on BACEN's guidelines and the Basel Committee's concepts, that is a set of principles that drive its strategy towards control and management of market risk of all Business Units and Legal Entities of the Group. This can be found on the website (http://www.itauri.com.br), in the menu: Corporate Governance/ Rules and Policies/Operational Risk Management Policy.

II - Credit Risk

This is the risk of a debtor or borrower failing to fulfill the financial obligations of any agreement with the organization, or alternatively, failing to fulfill any agreed-upon provisions.

ITAÚ HOLDING's management is performed with the objective of maximizing the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to the market segments in which it is operating. The strategy is aimed at creating value to its stockholders at levels higher than the minimum return value adjusted to risk.

ITAÚ HOLDING establishes its credit policy based on internal factors, such as the client rating criteria and the portfolio development analysis, the registered default levels, the return rates, the portfolio quality and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default ratios, inflation, consumption increase/decrease.

ITAÚ HOLDING's centralized process for making decisions and establishing a credit policy consists of coordination mechanisms necessary for guaranteeing the synchrony of credit actions and optimizing business opportunities. In retail, decisions are taken based on scoring models that are continuously followed up by evaluating the result of their application in groups to which credits were granted. In wholesale, the several committees are subordinated to the Management Committee, responsible for the credit risk management through a structure of approval levels that ensures the detailed observation of transaction risk, as well as the necessary timing and flexibility in its approval.

To protect the institution against losses arising from loan operations, ITAÚ HOLDING determines a provision level commensurate with the risk incurred in each operation through analyses that consider the aspects which determine the client's credit risk. For each operation, the assessment and rating of the client/economic group, the operation rating and status of the operation default are taken into account.

The set of exposures, probabilities of default and the expected recovery of transactions are included in a capital model that calculates for extreme situations the Group's capital requirement at a safety level of 99.99%.

III - Operational Risk

It is defined as the possibility of occurring losses resulting from flaw, deficiency or inadequacy of internal processes, people and systems, or external events.

The increasing sophistication of banking business environment and the development of technology make the risk profiles of organizations more complex, clearly outlining this operational risk class, which management is not a new practice, but requires now a specific structure, different from those traditionally adopted for credit and market risks.

In line with the principles of CMN Resolution No. 3,380, of June 29, 2006, ITAÚ HOLDING formulated a policy on operational risk management, approved by its Audit Committee and ratified by its Board of Directors, to be followed by its local and foreign subsidiaries.

This policy comprises a set of principles, procedures and tools to enable the company to make permanent adjustments to management in view of the nature and complexity of products, services, activities, processes and systems.

The structure formalized in this policy establishes procedures for the identification, assessment, monitoring, control, mitigation and communications related to operational risks, and the roles and responsibilities of the bodies that participate in this structure.

ITAÚ HOLDING uses the managerial model of economic assessment by business line with the quantification of operational risks incurred through statistical models that enables the recognition of a provision for expected losses and capital allocation for unexpected losses (VaR at a confidence level of 99.9%).

The description of the structure for the operational risk management is available on the website (http://www.itauri.com.br), in the route: Corporate Governance/ Rules and Policies/Operational Risk Management Policy.

IV - Liquidity Risk

It is the risk of the company not having sufficient liquidity to meet its financial obligations, as a result of the mismatching of terms or volumes between scheduled receipts and payments.

For managing cash liquidity in local and foreign currency, the company makes assumptions about future disbursements and receipts, based on statistical and economic and financial models, daily monitored by the control and liquidity management areas. As part of the daily controls, limits for minimum cash and liabilities concentration are established to anticipate actions to ensure comfortable and profitable cash levels.

V - Subscription Risk

It is the risk of variation in actuarial assumptions used in insurance, pension plan and capitalization products, arising from changes in expectations, that cause changes in the reserves required for such products.

Analogous to Basel II, the International Association of Insurance Supervisors (IAIS) instructs that insurance companies should have a risk management system to supplement the system of minimum capital and solvency margin.

In anticipation of SUSEP Regulation No. 178, which privileges institutions that adopt the internal modes of risk management, ITAÚ HOLDING has been using models for managing its insurance operations since 2006. The extent of internal models reaches beyond the segments required by the regulatory body, practically including the whole universe of insurance-related products.

NOTE 21 – ADDITIONAL INFORMATION

a) **Insurance policy** - ITAÚ HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee its securities and assets at amounts considered sufficient to cover possible claims.

b) **Foreign currency** – the balances in reais linked to foreign currency were:

	06/30/2008	06/30/2007
Permanent foreign investments	10,395,282	9,470,924
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(17,631,014)	(14,351,622)
Net foreign exchange position (*)	**(7,235,732)**	**(4,880,698)**

(*) If the participation of other stockholders in Banco Itaú Europa S.A. were not considered, the net foreign exchange position would amount to R$ (8,025,138) (R$ (5,607,343) at 06/30/2007).

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to foreign exchange variations.

c) **Investment funds and managed portfolios** – ITAÚ HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (1)		Number of funds	
	06/30/2008	06/30/2007	06/30/2008	06/30/2007	06/30/2008	06/30/2007
Investment funds	**183,069,477**	**180,121,121**	**183,069,477**	**180,121,121**	**1,241**	**1,050**
Fixed income	157,715,765	164,681,762	157,715,765	164,681,762	1,085	923
Shares	25,353,712	15,439,359	25,353,712	15,439,359	156	127
Managed portfolios	**74,212,003**	**64,670,197**	**34,956,319**	**19,167,284**	**9,971**	**9,903**
Customers	51,975,267	43,429,426	26,655,566	14,156,732	9,921	9,856
Itaú Group	22,236,736	21,240,771	8,300,753	5,010,552	50	47
TOTAL	**257,281,480**	**244,791,318**	**218,025,796**	**199,288,405**	**11,212**	**10,953**

(1) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d) **Funds of consortia**

	06/30/2008	06/30/2007
Monthly estimate of installments receivable from participants	27,551	29,097
Group liabilities by installments	1,360,177	1,147,851
Participants – assets to be delivered	1,199,087	991,553
Funds available for participants	220,045	205,302
(In units)		
Number of managed groups	654	788
Number of current participants	94,304	103,921
Number of assets to be delivered to participants	40,871	39,280

e) Fundação Itaú Social - ITAÚ HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the "Itaú Social Program", which aims at coordinating the organization's role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Itaú Social Program"; and 3) providing food and other similar benefits to the employees of ITAÚ HOLDING and other companies of the group.

Donations made by the consolidated companies totaled R$ 146 in the period, and the Foundation's social net assets totaled R$ 622,830 at June 30, 2008. The income arising from its investments will be used to achieve the Foundation's social purposes.

f) Instituto Itaú Cultural – IIC - ITAÚ HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil's cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 18,040 (R$ 15,000 from 01/01 to 06/30/2007).

g) Minority interests in subsidiaries

	Stockholders' equity		Result	
	06/30/2008	06/30/2007	01/01 to 06/30/2008	01/01 to 06/30/2007
Itau Bank, Ltd. (1)	631,834	769,817	-	-
Banco Itaú Europa S.A.	815,600	694,779	22,396	92,877
Itaú BBA Participações S.A. (Note 14a I)	260,902	220,451	(31,072)	(17,316)
Itaú XL Seguros Corporativos S.A.	109,828	101,071	(10,943)	(8,667)
Miravalles Empreendimentos e Participações S.A. (2)	93,049	85,623	(2,149)	19,657
Três "B" Empreendimentos e Participações Ltda. (3)	65,237	58,862	(2,871)	(3,975)
Itaú Gestão de Ativos S.A. (4)	61,279	60,834	(326)	(1,225)
Investimentos Bemge S.A. (5)	16,297	15,711	(407)	(606)
Kinea Investimentos S.A. (6)	1,742	-	423	-
Other	59,196	26,002	(2,477)	(1,381)
Total	**2,114,964**	**2,033,150**	**(27,426)**	**79,364**

(1) Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a..

(2) Parent company of Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento;

(3) Indirect subsidiary of Cia. Itaú de Capitalização;

(4) Indirect subsidiary of Itaú Vida e Previdência S.A.;

(5) Indirect subsidiary of Banco Itaucard S.A.;

(6) Indirect subsidiary of Banco ItauBank S.A..

h) Exclusion of nonrecurring effects

	01/01 to 06/30/2008	01/01 to 06/30/2007
Sale of investments (Note 12j)	288,364	735,507
Serasa S.A.	-	735,507
Visa, Inc.	141,064	-
Mastercard, Inc.	82,964	-
BM&F Bovespa	64,336	-
Provision for contingencies – economic plans (Note 12i)	(179,071)	-
Sale and Adjustment to market value of shares of Banco Comercial Português held by BPI	(52,242)	-
Income from sale of the former head office of Banco Itaubank S.A. (Note 12j)	-	114,321
Escrow accounts and commitments related to purchased investments	-	(124,149)
Provision in excess of allowance for loan losses	-	(400,000)
Amortization of goodwill	(10,988)	(19,680)
(-) Tax effects	(19,267)	(110,231)
Total	**26,796**	**195,768**

i) Law No. 11,638

On December 28, 2007, Law No. 11,638 was approved in order to amend and revoke some provisions of Law No. 6,404, of December 15, 1976, and Law No. 6,385, of December 7, 1976 in connection with accounting practices, preparation and disclosure of financial statements.

Article 9 of this Law sets forth that it will come into effect on the first day of the year subsequent to its publication. The Brazilian Securities and Exchange Commission (CVM), through Notice to the market of January 14, 2008, and Central Bank of Brazil (BACEN), through Notice No. 16,669, of March 20, 2008, waived the adoption of the changes provided by this Law in the interim financial statements for 2008. Accordingly, these changes, which are awaiting regulation by BACEN, CVM and SUSEP, shall give rise to effects on the financial statements ending December 31, 2008 and be in compliance with the international accounting standards. In view of the above, ITAÚ HOLDING understands that nowadays it is not currently possible to determine the impacts of the adoption of this law.

Among the major amendments set forth by this law, ITAU HOLDING already adopts the following:

- Presentation of the Statements of Cash Flows and Added Value (Note 21j)
- Criteria for classification and valuation of financial instruments at market price (Notes 4b and 6).
- Maintenance of the revaluation reserves balance, in the amount of R$ 25,508, according to CMN Resolution No. 3,565 of May 29, 2008 and CVM Instruction No. 469 of May 2, 2008. This reserve will be realized according to the depreciation term of the revalued asset or when it is written off.

We highlight below the major amendments awaiting regulation:

- Creation of the subgroup "Intangible assets" in Permanent Assets, in order to classify any rights whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, including acquired goodwill. Fixed assets will now include assets arising from operations that transfer to the company any benefits, risks and controls of these assets, and deferred charges will now include preoperating expenses and restructuring expenses;
- Creation of subgroup "Asset valuation adjustments" in Stockholders' equity, with the purpose of recording the contra-entry to the exchange variation of statutory investments abroad when the functional currency of the investee is different from that of the parent company, and classifying any contra-entries to increases or decreases in the amounts assigned to asset and liability elements, in view of its valuation at market price;
- Adjustment to present value of long-term asset and liability balances, with the other operations being adjusted when any significant effect arises;
- Periodic analysis on recovery of amounts recorded in fixed assets, intangible assets and deferred charges;
- In take-over, merger and spin-off operations, carried out between independent parties and related to the effective transfer of control, the assets and liabilities of the company to be taken over or arising from the merger or spin-off will be recorded at their market value;
- Change in treatment of tax incentives that will now pass through results, with optional allocation to Revenue Reserve - Reserve for tax incentives and excluded from the mandatory dividend calculation basis.

We highlight that ITAÚ HOLDING annually releases its 20-F report containing the financial statements prepared in accordance with the USGAAP, which are more similar to the International Financial Reporting Standards (IFRS) than the Brazilian accounting practices in force before the enactment of Law No. 11,638. Moreover, at the last quarter of 2007, we released the reconciliation of stockholders' equity and net income as of December 31, 2006 between the Brazilian accounting practices and the IFRS, describing their main differences. Considering that this law aims at the convergence of the Brazilian accounting practices and the IFRS, both reports are parameters of the effects of Law No. 11,638.

j) **Statements of cash flows and added value**

We present below the Statement of Cash Flows, Consolidated and Individual, prepared by the Indirect Method, and the Statement of Added Value, not required by the Brazilian accounting practices and the Central Bank of Brazil until December 31, 2007, which were prepared in conformity with the structure of the Accounting Chart for Institutions of the National Financial System (COSIF). As from September 2007, in the Statement of Cash Flows, funding was transferred from financing activity, aiming at concentrating the whole financial intermediation activity as operational.

I – Statement of cash flows - ITAÚ HOLDING CONSOLIDATED

	01/01 to 06/30/2008	01/01 to 06/30/2007
Adjusted net income	**12,160,312**	**10,061,350**
Net income	4,084,165	4,016,474
Adjustments to net income:	8,076,147	6,044,876
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	(119,472)	(26,030)
Allowance for loan losses	3,764,264	3,372,176
Results from operations with subordinated debt	546,621	272,643
Results from securitization of foreign payment orders	(90,353)	(112,373)
Change in technical provisions for insurance, pension plan and capitalization	3,599,480	2,882,582
Depreciation and amortization	282,609	340,919
Adjustment to legal liabilities – tax and social security	241,496	396,766
Adjustment to provision for contingent liabilities	468,445	157,606
Deferred taxes	(48,215)	124,694
Equity in earnings of affiliates	20,483	(49,212)
Income from available-for-sale securities	(380,648)	(365,340)
Income from held-to-maturity securities	(25,673)	6,754
(Income) loss from disposal of assets (Note 12j)	-	(114,321)
(Income) loss from disposal of investments (Note 12j)	(288,364)	(735,507)
Minority interest	27,426	(79,364)
Other	78,048	(27,197)
Change in assets and liabilities	**(5,450,128)**	**(10,523,733)**
(Increase) decrease in interbank investments	(11,281,475)	(6,057,109)
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)	(6,280,717)	(8,380,111)
(Increase) decrease in compulsory deposits with the Central Bank of Brazil	668,993	293,823
(Increase) decrease in interbank and interbranch accounts (assets/liabilities)	1,008,323	295,392
(Increase) decrease in loan, lease and other credit operations	(22,633,862)	(7,171,288)
(Increase) decrease in other receivables and other assets	(2,594,785)	(2,585,460)
(Increase) decrease in foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)	(264,920)	(284,475)
Increase (decrease) in deposits	1,904,138	(650,264)
Increase (decrease) in deposits received under securities repurchase agreements	31,487,254	10,605,346
Increase (decrease) in funds for issuance of securities	(630,534)	357,239
Increase (decrease) in borrowing and onlending	1,056,763	1,862,901
(Decrease) increase in technical provisions for insurance, pension plan and capitalization	(794,769)	(409,256)
Increase (decrease) in credit card operations	(875,458)	(563,641)
Increase (decrease) in securitization of foreign payment orders	(77,349)	(126,066)
(Decrease) increase in other liabilities	3,861,170	2,296,412
(Decrease) increase in deferred income	(2,900)	(7,176)
OPERATING ACTIVITIES – Net cash provided by (used in)	**6,710,184**	**(462,383)**
Interest on capital and dividends received from affiliates	78,657	60,478
Funds received from interest and sale of available-for-sale securities	5,988,577	6,417,232
Funds received from interest and redemption of held-to-maturity securities	356,777	110,361
Disposal of assets not for own use	25,393	37,279
Disposal of investments	298,914	738,132
Disposal of fixed assets	34,842	397,859
Purchase of available-for-sale securities	(8,780,289)	(10,751,362)
Purchase of assets not for own use	(21,368)	(17,353)
Purchase of investments	(202,771)	(13,878)
Purchase of fixed assets for use	(226,382)	(272,053)
Deferred charges	(122,990)	(382,949)
INVESTMENT ACTIVITIES – Net cash provided by (used in)	**(2,570,640)**	**(3,676,254)**
Increase (decrease) in subordinated debt	561,574	6,555,918
Change in minority interest	76,986	36,347
Granting of stock options	76,582	98,045
Purchase of treasury shares	(1,289,995)	(8,819)
Interest on capital paid	(2,251,837)	(1,709,291)
FINANCING ACTIVITIES – Net cash provided by (used in)	**(2,826,690)**	**4,972,200**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	**1,312,854**	**833,563**
At the beginning of the period	4,287,879	3,391,367
At the end of the period	5,600,733	4,224,930

II – Statement of cash flows - ITAÚ HOLDING

	01/01 to 06/30/2008	01/01 to 06/30/2007
Adjusted net income (loss)	**(50,829)**	**18,685**
Net income	3,796,239	3,639,781
Adjustments to net income:	(3,847,068)	(3,621,096)
Deferred taxes	(225,910)	106,192
Equity in earnings of subsidiaries	(3,646,941)	(3,753,072)
Amortization of goodwill	25,706	25,784
Other	77	-
Change in assets and liabilities	**639,891**	**(231,855)**
(Increase) decrease in interbank investments	519,777	(626,329)
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)	29,598	(64,664)
(Increase) decrease in other receivables and other assets	66,565	555,819
Increase (decrease) in other liabilities	23,951	(96,681)
OPERATING ACTIVITIES – Net cash provided by (used in)	**589,062**	**(213,170)**
Interest on capital/dividends received	3,099,212	1,833,799
(Purchase)/Disposal of investments	(222,500)	16
Purchase of fixed assets/deferred charges	(146)	(180)
INVESTMENT ACTIVITIES – Net cash provided by (used in)	**2,876,566**	**1,833,635**
Granting of stock options	76,582	98,045
Purchase of treasury shares	(1,289,995)	(8,819)
Interest on capital paid	(2,251,837)	(1,709,291)
FINANCING ACTIVITIES – Net cash provided by (used in)	**(3,465,250)**	**(1,620,065)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	**378**	**400**
At the beginning of the period	134	110
At the end of the period	512	510

III – Consolidated statement of added value - ITAÚ HOLDING CONSOLIDATED

	01/01 to 06/30/2008	Share %	01/01 to 06/30/2007	Share %
Income from financial operations (a)	8,655,676	-	7,683,214	-
Income from insurance, pension plan and capitalization operations (b)	686,104	-	601,241	-
Other operating revenues/expenses (c)	1,262,849	-	2,072,242	-
Added value (d = a + b + c)	**10,604,629**	**-**	**10,356,697**	**-**
Compensation of employees (e) (*)	3,169,708	29.9	2,656,939	25.7
Payment of taxes and contributions (f)	3,323,330	31.3	3,762,648	36.3
Amount distributed to stockholders (g)	1,331,439	12.6	1,099,773	10.6
Reinvestment of profits (h)	2,780,152	26.2	2,837,337	27.4
Distribution of added value (i = e + f + g + h)	**10,604,629**	**100.0**	**10,356,697**	**100.0**

(*) Does not include social security contributions.

Report of Independent Auditors

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A

1 We have audited the accompanying balance sheets of Banco Itaú Holding Financeira S.A. (Bank) and of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated) as of June 30, 2008 and 2007, and the related statements of income, of changes in stockholders' equity and of changes in financial position, as well as the consolidated statements of income and of changes in financial position for the six-month periods then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Banco Itaú Holding Financeira S.A. (Bank) and of Banco Itaú Holding Financeira S.A and its subsidiaries (consolidated) at June 30, 2008 and 2007, and the results of operations, the changes in stockholders' equity and the changes in financial position, as well as the consolidated results of operations and changes in financial position for the six-month periods then ended, in accordance with accounting practices adopted in Brazil before the enactment of Law No. 11.638/07.

4 As mentioned in Note 21(i), Law No. 11638 was enacted on December 28, 2007 and is effective as from January 1, 2008. This law amended, revoked and introduced new provisions to Law No. 6404/76 (Brazilian Corporation Law) and changed the accounting practices adopted in Brazil. Although the mentioned law is already effective, the main changes introduced by it depend on regulations to be issued by the National Monetary Council and the Brazilian Central Bank (BACEN) for them to be implemented by the institutions ruled by them. Accordingly, during this phase of transition, BACEN, through its Communication No. 16669/08, does not require the implementation of all the provisions of Law No. 11638/07 in the preparation of the interim financial statements. As a result, the financial statements referred to in paragraph 1 were prepared in accordance with specific BACEN instructions and do not contemplate all the changes in accounting practices introduced by Law No. 11638/07.

São Paulo, August 4, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

SUMMARY OF THE AUDIT COMMITTEE REPORT

Introduction

According to its Charter (available on website http://www.itau.com.br – Investor Relations), the Committee is responsible for the quality and integrity of the financial statements of the Itaú Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by the independent and the internal auditors, and the quality and effectiveness of the internal controls and risk management systems of the Conglomerate. The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis based on direct observation.

Committee Activities

The Committee met four times in the first half of 2008 and once again in July and August. At its latest working session, the Committee analyzed the financial statements as of June 30, 2008 and approved the Audit Committee Report on the activities carried out in the first half of 2008 and this Summary.

Risk Management System

During the semester, the Committee met with the Risk Control Managing Director and assessed aspects related to risk management and control in the Conglomerate, placing emphasis on credit, subscription and operational risks.

The Corporate Policies on Market and Liquidity Risk Management were approved and disclosed both within the organization and to the external stakeholders.

In the Audit Committee's view, the structure and the actions taken to manage risks, are well established and conveniently directed in general aspects.

Internal Control System and Compliance with the Legislation, Regulatory Requirements and the Internal Policies and Procedures

During the first half of 2008, the Conglomerate dealt with the final requirements of Section 404 of the Sarbanes-Oxley Act, in order to meet the deadline determined by the US Law and filing the Annual Report (20-F Form) with the US Securities and Exchange Commission (SEC). In June 2008 the external audit attested that Itaú Holding kept effective internal controls, in all material respects, over the preparation of the financial statements as of December 31, 2007.

The work carried out by the Internal Audit and the reports prepared by the External Auditors and by the Legal Compliance did not mention deficiencies in the compliance with the legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of Itaú Holding.

In the Audit Committee's view, taking into consideration the Management's efforts, Itaú Holding's internal control system is being continually streamlined. The actions already carried out as well as those in progress are appropriate to the size and complexity of the operations.

External Audit

The Committee has a regular channel of communication with the external auditors to extensively discuss the results of their work and relevant accounting aspects, thus enabling the Committee's members to form a well-based opinion as to the integrity of the financial statements and of the financial reports.

The Committee assesses as fully satisfactory the amount and the quality of the information provided by PricewaterhouseCoopers, which supports its opinion on the integrity of the financial statements. The Committee did not identify any situations that could affect the objectivity and independence of the external auditors.

Internal Audit

During this semester, the Committee followed up the changes occurred in the structure of the Conglomerate's Internal Audit. The corporate and operational audits were brought together under the same Managing Director. Internal Audit structures were established in Europe and the United States as a result of the growth of the offices headquartered in these regions.

The Committee evaluates the coverage and quality of the work performed by the Internal Auditors as positive. The results presented during the Committee's work sessions did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

Consolidated Financial Statements

The Committee analyzed the processes for preparing individual and consolidated balance sheets, notes to the financial statements and financial reports published in conjunction with the consolidated financial statements, as well as discussed the subject with PricewaterhouseCoopers and executives from the Organization.

An evaluation was also made of the relevant accounting practices used by the Itaú Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with the generally accepted accounting principles, the Brazilian Corporate Law, not taking into consideration the effects of Law No. 11,638 of December 28, 2007 to be regulated by Banco Central do Brasil, and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados and Superintendência de Seguros Privados.

During this semester, the Committee also examined the aspects considered material for the preparation of the financial statements as of December 31, 2007, filed with the US Securities and Exchange Commission (SEC) in June 2008. The Audit Committee considers that the Conglomerate followed all procedures established by the US legislation for the preparation of financial statements in accordance with the United States generally accepted accounting principles.

Recommendations

Regular meetings were held with the President of Itaú Holding. During those meetings the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities.

During this semester, the Committee monitored the implementation of the recommendations submitted to and accepted by Management.

Conclusion

This Committee, based on the activities undertaken since its inception and with due consideration to its responsibilities and to the natural limitations of the scope of its activities, recommends to the Board of Directors the approval of the audited financial statements of Banco Itaú Holding Financeira S.A., as of June 30, 2008.

São Paulo, August 4, 2008.

The Audit Committee

Carlos da Camara Pestana - President

Alcides Lopes Tápias

Gustavo Jorge Laboissière Loyola

Tereza Cristina Grossi Togni – Financial Expert

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., having perused the financial statements for the period from January to June 2008, have verified the accuracy of all items examined and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company's capital structure, financial position and the activities conducted during the period.

São Paulo, August 4, 2008.

IRAN SIQUEIRA LIMA
President

ALBERTO SOZIN FURUGUEM
Member

MARCOS DE ANDRADE REIS VILLELA
Member